Management's Discussion and Analysis of

Results of Operations and Financial Condition

For the year ended

December 31, 2023

February 22, 2024

INTRODUCTION

This Management's Discussion and Analysis ("MD&A") dated February 22, 2024 is intended to supplement Hudbay Minerals Inc.'s audited consolidated financial statements and related notes for the year ended December 31, 2023 and 2022 (the "consolidated financial statements"). The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS"), as issued by the International Accounting Standards Board ("IASB").

References to "Hudbay", the "Company", "we", "us", "our" or similar terms refer to Hudbay Minerals Inc. and its direct and indirect subsidiaries as at December 31, 2023.

Readers should be aware that:

- This MD&A contains certain "forward-looking statements" and "forward-looking information" (collectively, "forward-looking information") that are subject to risk factors set out in a cautionary note contained in our MD&A.

- This MD&A includes an updated discussion of the risks associated with business integration and, in particular, the risks associated with integrating our 75% owned Copper Mountain mine into our operations and uncertainties related to its potential impact on our financial condition, financial performance and cash flows, and supplements the discussion of these risks in our most recent Annual Information Form ("AIF").

- This MD&A has been prepared in accordance with the requirements of the securities laws in effect in Canada, which may differ materially from the requirements of United States securities laws applicable to US issuers.

- We use a number of non-IFRS financial performance measures in our MD&A. Please see the discussion under the "Non-IFRS Financial Performance Measures" section herein.

- The technical and scientific information in this MD&A has been approved by qualified persons based on a variety of assumptions and estimates.

For a discussion of each of the above matters, readers are urged to review the "Financial Risk Management" and "Notes to Reader" sections beginning on page 79 of this MD&A.

Additional information regarding Hudbay, including the risks related to our business and those that are reasonably likely to affect our consolidated financial statements in the future, is contained in our continuous disclosure materials, including our most recent AIF, consolidated financial statements and Management Information Circular available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

All amounts are in US dollars unless otherwise noted.

OUR BUSINESS

We are a diversified mining company with long-life assets in North and South America. Our Constancia operations in Cusco (Peru) produce copper with gold, silver and molybdenum by-products. Our Snow Lake operations in Manitoba (Canada) produce gold with copper, zinc and silver by-products. Our Copper Mountain operations in British Columbia (Canada) produce copper with gold and silver by-products. We have a development pipeline that includes the Copper World project in Arizona and the Mason project in Nevada (United States), and our growth strategy is focused on the exploration, development, operation, and optimization of properties we already control, as well as other mineral assets we may acquire that fit our strategic criteria. We are governed by the Canada Business Corporations Act and our shares are listed under the symbol "HBM" on the Toronto Stock Exchange, New York Stock Exchange and Bolsa de Valores de Lima.

OUR PURPOSE

We care about our people, our communities and our planet. Hudbay provides the metals the world needs. We work sustainably, transform lives and create better futures for communities.

We transform lives: We invest in our employees, their families and local communities through long-term employment, local procurement and economic development to improve their quality of life and ensure the communities benefit from our presence.

We operate responsibly: From exploration to closure, we operate safely and responsibly, we welcome innovation and we strive to minimize our environmental footprint while following leading operating practices in all facets of mining.

We provide critical metals: We produce copper and other metals needed for everyday products and essential for applications to support the energy transition toward a more sustainable future.

OUR STRATEGY

Our mission is to create sustainable value and strong returns by leveraging our core strengths in community relations, focused exploration, mine development and efficient operations.

We believe that copper is the commodity with the best long-term supply/demand fundamentals and offers shareholders the greatest opportunity for sustained risk-adjusted returns. Copper is essential for achieving global climate change goals - it is one of the most heavily utilized metals in renewable energy systems and is the least carbon intensive. Through the discovery and successful development of economic mineral deposits, and through highly efficient low-cost operations to extract the metals, we believe sustainable value will be created for all stakeholders.

Hudbay's successful development, ramp-up and operation of the Constancia open-pit mine in Peru, our long history of underground mining and full life-cycle experience in northern Manitoba, and our track record of reserve expansion through effective exploration, and our organic pipeline of copper development projects including Copper World, Mason and Llaguen, provide us with a competitive advantage to deliver sustainable value relative to other mining companies of similar scale.

Over the past decade, we have built a world-class asset portfolio by executing a consistent long-term growth strategy focused on copper. We continuously work to generate strong free cash flow and optimize the value of our producing assets through exploration, brownfield expansion projects and efficient and safe operations. Furthermore, we intend to sustainably grow Hudbay through the exploration and development of our robust project pipeline, as well as through the acquisition of other properties that fit our stringent strategic criteria.

To ensure that any investment in our existing assets or acquisition of other mineral assets is consistent with our purpose and mission, we have established a number of criteria for evaluating these opportunities. The criteria include the following:

- Sustainability: We are focused on jurisdictions that support responsible mining activity. Our current geographic focus is on select investment grade countries in the Americas, with strong rule of law and respect for human rights consistent with our long-standing focus on environmental, social and governance ("ESG") principles;

- Copper Focus: We believe copper is the commodity with the best long-term supply/demand fundamentals. Global copper mine supply is challenged due to declining industry grades, limited exploration success and an insufficient pipeline of development-ready projects while demand will continue to increase through global decarbonization initiatives. We believe this long-term supply/demand gap will create opportunities for increased risk-adjusted returns. While our primary focus is on copper, we recognize and value the polymetallic nature of copper deposits and, in particular, the counter-cyclical nature of gold in our portfolio;

- Quality: We are focused on investing in long-life, low-cost, expandable, high-quality assets that can capture peak pricing of multiple commodity price cycles and can generate free cash flow through the troughs of price cycles;

- Potential: We consider the full spectrum of acquisition and investment opportunities, from early-stage exploration to producing assets, that offer significant incremental potential for exploration, development, expansion and optimization beyond the stated resources and mine plan;

- Process: We develop a clear understanding of how an investment or acquisition can create value through our robust due diligence and capital allocation process that applies our technical, social, operational and project execution expertise;

- Operatorship: We believe value is created through leveraging Hudbay's competitive advantages in safe and efficient operations and effective exploration and project development and community relations. While operatorship is a key criterion, we are open to joint ventures and partnerships that de-risk our portfolio and increase risk-adjusted returns; and

- Capital Allocation: We pursue investments and acquisitions that are accretive to Hudbay on a per share basis. Given that our strategic focus includes allocating capital to assets at various stages of development, when evaluating accretion, we will consider measures such as internal rate of return ("IRR"), return on invested capital ("ROIC"), net asset value per share and the contained value of reserves and resources per share.

Our key objectives for 2024 are to:

- Enhance Hudbay's position to deliver its leading copper growth pipeline;

- Deliver copper production growth and maintain strong gold production from diversified operating platform to generate strong cash flow;

- Execute stabilization plan at Copper Mountain to drive improved operating performance and achieve operating synergies;

- Maintain continued focus on financial discipline as we progress towards achieving deleveraging targets by managing discretionary spending and generating strong returns on invested capital;

- Evaluate the viability of an additional mining phase at Constancia that could convert a portion of mineral resources to mineral reserves;

- Evaluate opportunities to utilize excess capacity at the Stall mill in Snow Lake to enhance production and achieve greater economies of scale;

- Progress de-risking of the Copper World project through final state permitting activities and a potential joint venture partnership to prudently advance the three pre-requisites plan required for sanctioning;

- Execute the large exploration program on the expanded land package in Snow Lake to target new discoveries;

- Advance plans to drill the prospective Maria Reyna and Caballito properties near Constancia;

- Assess economic viability of various metallurgical technologies for the reprocessing of Flin Flon tailings;

- Advance exploration partnership with Marubeni to explore for new discoveries within trucking distance of the Flin Flon processing facilities;

- Continue to identify and evaluate opportunities to further reduce greenhouse gas emissions in alignment with our climate change commitments and global decarbonization goals;

- Assess growth opportunities that meet our stringent strategic criteria and allocate capital to pursue those opportunities that create sustainable value for the company and our stakeholders; and

- As always, continue to operate safely and sustainably, aligned with our company purpose to ensure that our activities have a positive impact on our people, our communities and our planet.

SUMMARY

Delivering Record Fourth Quarter and Full Year Operating and Financial Results

- Achieved record quarterly and annual revenue of $602.2 million and $1,690.0 million, respectively, with strong consolidated copper production of 45,450 tonnes and record consolidated gold production of 112,776 ounces in the fourth quarter from continued higher grades at the Pampacancha deposit in Peru and the Lalor mine in Manitoba and the contributions of the newly acquired Copper Mountain mine in British Columbia.

- Delivered a significant increase in operating cash flow before change in non-cash working capital of $246.5 million in the fourth quarter, a 35% increase compared to $182.0 million in the third quarter, which was meaningfully higher than prior quarters.

- Achieved 2023 consolidated production guidance for all metals. Full year 2023 copper production of 131,691 tonnes, gold production of 310,429 ounces and silver production of 3,575,234 ounces increased by 26%, 41% and 13%, respectively, compared to 2022.

- Consolidated 2023 cash cost and sustaining cash cost per pound of copper produced, net of by-product credits1 were better than expected and significantly outperformed the 2023 guidance range. Full year 2023 consolidated cash cost and sustaining cash cost per pound of copper produced, net of by-product credits1, were $0.80 and $1.72, respectively, increasing by 7% and 17%, respectively, compared to 2022.

- Consolidated cash cost1 and sustaining cash cost1 per pound of copper produced, net of by-product credits1, in the fourth quarter, were $0.16 and $1.09, respectively, improving by 85% and 42%, respectively, compared to the third quarter of 2023.

- Peru operations benefited from continued higher grades at the Pampacancha satellite pit, resulting in 33,207 tonnes of copper production and 49,418 ounces of gold production in the fourth quarter. Full year copper production was within 2023 guidance ranges while gold production exceeded the top end of guidance. Peru cash cost per pound of copper produced, net of by-product credits1, in the fourth quarter improved to $0.54, and full year cash costs significantly improved over 2022 levels and achieved the low end of the 2023 annual cost guidance range.

- Manitoba operations produced 59,863 ounces of gold in the fourth quarter, a quarterly record as higher gold and copper grade zones were mined at Lalor and the New Britannia mill processed significantly higher amounts of gold ore. Full year gold production was well within the 2023 guidance range and exceeded recent expectations of being positioned at the lower end of the range. Manitoba cash cost per ounce of gold produced, net of by-product credits1, was $434 during the fourth quarter and full year cash costs were within the 2023 annual guidance range.

- British Columbia operations produced 8,508 tonnes of copper at a cash cost per pound of copper produced, net of by-product credits1, of $2.67 in the fourth quarter. Full year production and cash costs were within Hudbay's post-acquisition guidance ranges. Operational stabilization plans continue to be implemented at the Copper Mountain mine with a focus on opening additional mining faces, optimizing ore feed to the plant and improving plant reliability.

- Fourth quarter net earnings and earnings per share were $33.5 million and $0.10, respectively. After adjusting for a non-cash loss of $34.0 million related to a quarterly revaluation of our closed site environmental reclamation provision and a non-cash revaluation loss of $9.0 million related to the gold prepayment liability, among other items, fourth quarter adjusted earnings1 per share were $0.20.

- Cash and cash equivalents increased by $4.6 million to $249.8 million during the fourth quarter due to strong operating cash flows bolstered by higher copper and gold prices and sales volumes enabling a $94.5 million reduction in net debt1 during the quarter.

Strong Operating Performance Driving Free Cash Flow Generation with Continued Financial Discipline

- Executed on planned higher production levels and achieved continued operating and capital cost efficiencies to generate significant free cash flow in the fourth quarter.

- Achieved record quarterly revenue of $602.2 million. Achieved adjusted EBITDA1 of $274.4 million in the fourth quarter, the highest quarterly level over the last five years and a 44% increase from the previous recent high in the third quarter of 2023.

- Completed $90 million in debt repayments during the fourth quarter with a $30 million net reduction of our revolving credit facility balance and a $59.7 million redemption of the remaining Copper Mountain bonds, well ahead of the 2026 maturity to increase financial flexibility and lower financing costs. Deleveraging efforts continued into the first quarter of 2024 with an additional $10 million repayment of our revolving credit facility balance in January 2024.

- Increased cash and total liquidity by $34.1 million to $573.7 million compared to the end of the third quarter of 2023. Net debt1 reduced to $1,037.7 million during the fourth quarter, which together with higher levels of adjusted EBITDA improved our net debt to adjusted EBITDA ratio1 to 1.6x compared to 2.0x at the end of 2022.

- Delivered annual discretionary spending reduction targets for 2023 with lower growth capital and exploration expenditures compared to 2022. As a result of a continued focus on discretionary spending reductions, total capital expenditures for 2023 (excluding Copper Mountain) of approximately $243 million were $57 million lower than original guidance levels, a further decrease from the $30 million in reductions announced in the third quarter.

Executing on Growth Initiatives

- Post-acquisition plans to stabilize the Copper Mountain operations are underway with a focus on mining fleet ramp-up activities, accelerated stripping and increasing mill reliability. Achieved the targeted $10 million in annualized corporate synergies as of January 2024.

- Released a NI 43-101 technical report for the Copper Mountain mine in December 2023, which contemplates average annual copper production of 46,500 tonnes in the first five years, 45,000 tonnes in the first ten years and 37,000 tonnes over the 21-year mine life. Average cash costs and sustaining cash costs per pound of copper produced, net of by-product credits1 over the mine life are expected to be $1.84 and $2.53, respectively. Several opportunities to further increase production, improve costs and extend mine life are being evaluated for future mine plans.

- Achieved record copper recoveries of 87.4% at the Constancia mill in the fourth quarter of 2023 as a result of the successful completion of the recovery improvement program in the second quarter, on time and on budget.

- Achieved higher copper recoveries above 90% and gold recoveries above 65% at the Stall mill in the second half of 2023 because of the successful ramp up of the Stall mill recovery improvement project in the second quarter, on time and on budget.

- The New Britannia mill achieved record throughput levels averaging 1,650 tonnes per day in 2023 and 1,800 tonnes per day in the fourth quarter, exceeding its original design capacity of 1,500 tonnes per day due to the successful implementation of process improvement initiatives.

- Commenced largest annual exploration program in Snow Lake consisting of geophysical surveys and drill campaigns testing the newly acquired Cook Lake claims, former Rockcliff properties and near-mine exploration at Lalor.

- Advancing a development and exploration drift at the 1901 deposit in Snow Lake, located within 1,000 metres from the underground ramp access to the Lalor mine, with a focus on confirming the optimal mining method for the base metal and gold lenses and converting the inferred mineral resources in the gold lenses to mineral reserves.

- Continuing to evaluate the Flin Flon tailings reprocessing opportunity through advancing metallurgical test work studies and analyzing metallurgical technologies.

2024 Annual Guidance and Outlook

- Consolidated copper production is forecast to increase by 19% to 156,500 tonnes in 2024, compared to 2023, with continued higher grades in Peru and a full year of British Columbia production.

- Consolidated gold production is forecast to decrease slightly to 291,000 ounces in 2024, compared to 2023, due to higher than planned gold grades being mined in Peru in the fourth quarter of 2023 and deferral of high grade gold zones in Peru to 2025. Total gold production in Peru over the 2023 to 2025 period is expected to be higher than previous guidance levels.

- Consolidated cash cost, net of by-product credits, in 2024 is expected to be within a range of $1.05 and $1.25 per pound of copper, higher than 2023 as a result of lower gold by-product credits and a full year of contributions from British Columbia.

- Total capital expenditures are expected to be $335 million in 2024, reflecting lower expenditures in Peru, Manitoba and Arizona, offset by higher expenditures in British Columbia associated with accelerated stripping to access higher grades and a reclassification of costs from operating to capitalized stripping versus the recent technical report.

- Exploration expenditures are expected to increase in 2024 as we execute our largest-ever exploration program in the Snow Lake region, which is being partially funded by a critical minerals premium flow-through financing that was completed in the fourth quarter.

- Continued focus on reducing discretionary spending in 2024 with total growth capital expenditures 23% lower than 2023.

Summary of Fourth Quarter Results

Cash generated from operating activities in the fourth quarter of 2023 increased to $229.1 million compared to $86.4 million in the same quarter of 2022. Operating cash flow before change in non-cash working capital during the fourth quarter of 2023 was a record $246.5 million, reflecting an increase of $137.4 million compared to the same period of 2022. The increase in operating cash flow before change in non-cash working capital was primarily the result of higher copper and gold sales volumes from mining the high copper and gold grade zones of the Pampacancha deposit and higher gold and copper grade zones at Lalor, higher copper and gold prices, as well as an incremental contribution from our recently acquired Copper Mountain mine.

The operating results in the fourth quarter of 2023 included a full quarter of production from the recently acquired Copper Mountain mine. Consolidated copper, gold and silver production in the fourth quarter of 2023 increased by 55%, 109% and 51%, respectively, compared to the same period in 2022 primarily due to meaningfully higher recoveries in Peru and Manitoba, mining of the high copper and gold grade zones at the Pampacancha deposit, higher gold and copper grade zones at Lalor and incremental production from our Copper Mountain mine. Consolidated zinc production in the fourth quarter of 2023 decreased by 9% primarily due to lower throughput and lower planned zinc grades.

Net earnings and earnings per share in the fourth quarter of 2023 were $33.5 million and $0.10, respectively, compared to net loss and loss per share of $17.4 million and $0.07, respectively, in the fourth quarter of 2022. The results were positively impacted by higher copper, gold and silver sales volumes as well as higher copper, gold and silver realized prices. This was partially offset by a non-cash loss of $34.0 million related to the quarterly revaluation of the environmental reclamation provision at our closed sites and a non-cash revaluation loss of $9.0 million related to the gold prepayment liability.

Adjusted net earnings1 and adjusted net earnings per share1 in the fourth quarter of 2023 were $71.3 million and $0.20 per share, respectively, after adjusting for the non-cash loss related to the revaluation of our environmental provision and the revaluation loss on the gold prepayment liability, among other items. This compares to adjusted net earnings and adjusted net earnings per share of $2.6 million, and $0.01 in the same period of 2022. Fourth quarter adjusted EBITDA1 was $274.4 million, compared to $124.7 million in the same period in 2022.

In the fourth quarter of 2023, consolidated cash cost per pound of copper produced, net of by-product credits1, was $0.16, compared to $1.08 in the same period in 2022. This decrease was mainly the result of higher copper production and significantly higher by-product credits, partially offset by higher mining, milling and G&A costs from incorporating Copper Mountain. Consolidated sustaining cash cost per pound of copper produced, net of by-product credits1, was $1.09 in the fourth quarter of 2023 compared to $2.21 in the same period in 2022. This decrease was primarily due to the same reasons outlined above partially offset by higher cash sustaining capital expenditures.

Consolidated all-in sustaining cash cost per pound of copper produced, net of by-product credits1, was $1.31 in the fourth quarter of 2023, lower than $2.41 in the same period in 2022, due to the same reasons outlined above as well as lower corporate selling and administrative expenses.

As at December 31, 2023, total liquidity increased to $573.7 million, including $249.8 million in cash and cash equivalents as well as undrawn availability of $323.9 million under our revolving credit facilities. We redeemed, in full, the remaining $59.7 million of outstanding Copper Mountain bonds and reduced the net balance drawn under the revolving credit facilities by $30 million. Our net debt declined by $94.5 million during the quarter to $1,037.7 million as at December 31, 2023. Based on continued free cash flow generation in the fourth quarter of 2023, we continue to expect to make progress on our deleveraging targets as outlined in our "3-P" plan for sanctioning Copper World. Current liquidity combined with cash flow from operations is expected to be sufficient to meet our liquidity needs for the foreseeable future.

Summary of Full Year Results

We have achieved our 2023 consolidated production guidance for all metals. On a business unit stand-alone basis, Peru exceeded the top end of the gold production guidance range, Manitoba exceeded the top end of the copper production guidance range, while Copper Mountain exceeded the top end of the silver production guidance range for the portion of 2023 since acquisition.

Cash generated from operating activities decreased to $476.9 million in 2023 from $487.8 million. Operating cash flow before change in non-cash working capital increased to $570.0 million from $391.7 million in 2022. The increase in operating cash flow before change in non-cash working capital was primarily the result of higher copper and gold sales volumes and higher gold prices, partially offset by lower zinc sales volumes, lower copper and zinc metal prices and higher treatment and refining charges. Zinc sales volumes were lower than the prior year due to the planned closure of the 777 mine in June 2022.

Consolidated copper, gold and silver production for the full year 2023 increased by 26%, 41% and 13%, respectively, compared to the same period in 2022 primarily due to the acquisition of Copper Mountain in June 2023 as well as higher throughput in Peru and Manitoba, higher overall copper, gold and silver grades and higher gold and silver recoveries.

Net earnings and earnings per share for 2023 were $69.5 million and $0.22, respectively, compared to net earnings and earnings per share of $70.4 million and $0.27, respectively, in 2022. The prior period results were positively impacted by a non-cash $133.5 million revaluation gain of our Flin Flon environmental reclamation provision, partially offset by a $95.0 million pre-tax impairment loss related to the previous stand-alone development plan for the Rosemont deposit. Full year 2023 net earnings were negatively impacted by $21.4 million in non-cash mark-to-market losses arising from the revaluation of the gold prepayment liability, investments and share-based compensation, partially offset a by non-cash gain of $11.4 million primarily related to the revaluation of our Flin Flon environmental reclamation provision. Full year 2023 adjusted EBITDAi was $647.8 million, an increase of 36% compared to $475.9 million in 2022.

Consolidated cash cost per pound of copper produced, net of by-product credits1, was $0.80 in 2023, compared to $0.86 in 2022 and achieved the low end of our 2023 annual cost guidance range. This decrease was mainly the result of higher copper production and higher by-product credits, partially offset by higher mining and milling costs from incorporating Copper Mountain. Consolidated sustaining cash cost per pound of copper produced, net of by-product credits1, was $1.72 in 2023, compared to $2.07 in 2022, outperforming 2023 guidance expectations. This decrease was primarily due to the same reasons outlined above and lower cash sustaining capital expenditures.

Consolidated all-in sustaining cash cost per pound of copper produced, net of by-product credits1, was $1.92 in 2023, lower than $2.26 in 2022, due to the same reasons outlined above partially offset by higher corporate selling and administrative expenses.

* British Columbia production in Q2 2023 represents a 10-day stub period of production following the June 20, 2023 transaction closing date.

*British Columbia production is not included in the prior year comparative results.

1 Adjusted net earnings (loss) and adjusted net earnings (loss) per share, adjusted EBITDA, cash cost, sustaining cash cost, all-in sustaining cash cost per pound of copper produced, net of by-product credits, cash cost, sustaining cash cost per ounce of gold produced, net of by-product credits, combined unit cost, net debt and net debt to adjusted EBITDA ratio are non-IFRS financial performance measures with no standardized definition under IFRS. For further information and a detailed reconciliation, please see the discussion under the "Non-IFRS Financial Performance Measures" section of this MD&A.

KEY FINANCIAL RESULTS

Financial Condition[3]
(in $ thousands, except net debt to adjusted EBITDA ratio)	Dec. 31, 2023	Dec. 31, 2022
Cash and cash equivalents	$249,794	$225,665
Total long-term debt	1,287,536	1,184,162
Net debt[1]	1,037,742	958,497
Working capital[2]	135,913	76,534
Total assets	5,312,634	4,325,943
Equity attributable of owners of the Company	2,096,811	1,571,809
Net debt to adjusted EBITDA [1]	1.6	2.0

[1] Net debt and net debt to adjusted EBITDA are a non-IFRS financial performance measure with no standardized definition under IFRS. For further information and a detailed reconciliation, please see discussion under the "Non-IFRS Financial Performance Measures" section of this MD&A.

[2] Working capital is determined as total current assets less total current liabilities as defined under IFRS and disclosed on the consolidated financial statements.

[3] Following completion of the Copper Mountain acquisition on June 20, 2023, the Company's financial condition as at December 31, 2023 includes Copper Mountain and accordingly there is no comparable period information.

Financial Performance	Three months ended		Year ended
(in $ thousands, except per share amounts or as noted below)	Dec. 31, 2023	Dec. 31, 2022	Dec. 31, 2023	Dec. 31, 2022
Revenue	$602,189	$321,196	$1,690,030	$1,461,440
Cost of sales	405,433	251,520	1,297,469	1,184,552
Earnings (loss) before tax	80,982	(14,287)	151,830	95,815
Net earnings (loss)	33,528	(17,441)	69,543	70,382
Basic earnings (loss) per share	0.10	(0.07)	0.22	0.27
Adjusted earnings per share[1]	0.20	0.01	0.23	0.10
Operating cash flow before change in non-cash working capital[2]	246.5	109.1	570.0	391.7
Adjusted EBITDA[1,2]	274.4	124.7	647.8	475.9

[1] Adjusted earnings (loss) per share and adjusted EBITDA are non-IFRS financial performance measures with no standardized definition under IFRS. For further information and a detailed reconciliation, please see discussion under the "Non-IFRS Financial Performance Measures" section of this MD&A.

[2] In $ millions.

KEY PRODUCTION RESULTS

		Three months ended				Three months ended
		Dec. 31, 2023				Dec. 31, 2022
		Peru	Manitoba	British Columbia[4]	Total	Peru	Manitoba	Total
Contained metal in concentrate and doré produced[1]
Copper	tonnes	33,207	3,735	8,508	45,450	27,047	2,258	29,305
Gold	oz	49,418	59,863	3,495	112,776	20,860	33,060	53,920
Silver	oz	836,208	255,579	105,295	1,197,082	655,257	139,758	795,015
Zinc	tonnes	-	5,747	-	5,747	-	6,326	6,326
Molybdenum	tonnes	397	-	-	397	344	-	344
Payable metal sold
Copper	tonnes	31,200	3,687	9,119	44,006	23,789	1,626	25,415
Gold[2]	oz	38,114	63,635	3,091	104,840	15,116	32,140	47,256
Silver[2]	oz	703,679	246,757	98,441	1,048,877	411,129	148,177	559,306
Zinc[3]	tonnes	-	7,385	-	7,385	-	8,230	8,230
Molybdenum	tonnes	468	-	-	468	421	-	421
[1] Metal reported in concentrate is prior to deductions associated with smelter contract terms.
[2] Includes total payable gold and silver in concentrate and in doré sold.

[3] For the three months ended December 31, 2023, this metric includes payable zinc in concentrate sold. For the three months ended December 31, 2022, this metric also included refined zinc metal and payable zinc in concentrate sold.

[4] Includes 100% of Copper Mountain mine production. Hudbay owns 75% of Copper Mountain mine. As Copper Mountain was acquired on June 20, 2023, there were no comparative 2022 figures.

		Year ended				Year ended
		Dec. 31, 2023				Dec. 31, 2022
		Peru	Manitoba	British Columbia[4]	Total	Peru	Manitoba	Total
Contained metal in concentrate and doré produced[1]
Copper	tonnes	100,487	12,154	19,050	131,691	89,395	14,778	104,173
Gold	oz	114,218	187,363	8,848	310,429	58,229	161,471	219,700
Silver	oz	2,505,229	851,723	218,282	3,575,234	2,309,352	851,942	3,161,294
Zinc	tonnes	-	34,642	-	34,642	-	55,381	55,381
Molybdenum	tonnes	1,566	-	-	1,566	1,377	-	1,377
Payable metal sold
Copper	tonnes	96,213	10,708	18,075	124,996	79,805	14,668	94,473
Gold[2]	oz	97,176	171,297	8,420	276,893	49,968	163,447	213,415
Silver[2]	oz	2,227,419	728,304	189,443	3,145,166	2,045,678	932,807	2,978,485
Zinc[3]	tonnes	-	28,779	-	28,779	-	59,043	59,043
Molybdenum	tonnes	1,462	-	-	1,462	1,352	-	1,352
[1] Metal reported in concentrate is prior to deductions associated with smelter contract terms.
[2] Includes total payable gold and silver in concentrate and in doré sold.
[3] For the year ended December 31, 2023 this metric includes payable zinc in concentrate sold. For the year ended December 31, 2022, this metric also included payable refined zinc metal sold.

[4] Production results from the Copper Mountain mine represents the period from the June 20th acquisition date through to the end of the fourth quarter of 2023. Includes 100% of Copper Mountain mine production. Hudbay owns 75% of Copper Mountain mine. As Copper Mountain was acquired on June 20, 2023, there were no comparative 2022 figures.

KEY COST RESULTS

		Three months ended		Year ended		Guidance
		Dec. 31, 2023	Dec. 31, 2022	Dec. 31, 2023	Dec. 31, 2022	Annual 2023[3,4]
Peru cash cost per pound of copper produced
Cash cost[1]	$/lb	0.54	1.34	1.07	1.58	1.05 - 1.30
Sustaining cash cost[1]	$/lb	1.21	2.09	1.81	2.35
Manitoba cash cost per ounce of gold produced
Cash cost[1]	$/oz	434	922	727	297	500 - 800
Sustaining cash cost[1]	$/oz	788	1,795	1,077	1,091
British Columbia cash cost per pound of copper produced[2]
Cash cost[1]	$/lb	2.67	-	2.50	-	2.40 - 2.85
Sustaining cash cost[1]	$/lb	3.93	-	3.41	-
Consolidated cash cost per pound of copper produced
Cash cost[1]	$/lb	0.16	1.08	0.80	0.86	0.80 - 1.10
Sustaining cash cost[1]	$/lb	1.09	2.21	1.72	2.07	1.80 - 2.25
All-in sustaining cash cost[1]	$/lb	1.31	2.41	1.92	2.26

[1] Cash cost, sustaining cash cost, all-in sustaining cash cost per pound of copper produced, net of by-product credits, gold cash cost, sustaining cash cost per ounce of gold produced, net of by-product credits, and unit operating cost are non-IFRS financial performance measures with no standardized definition under IFRS. For further information and a detailed reconciliation, please see the discussion under the "Non-IFRS Financial Performance Measures" section of this MD&A.

[2] Cash cost, sustaining cash cost per pound of copper produced for the British Columbia business unit does not have any comparative information. The year-to-date numbers are from the date of acquisition of June 20, 2023.

[3] British Columbia guidance is from acquisition date, June 20, 2023, to the end of the fiscal year.

[4] Consolidated cash cost and sustaining cash cost per pound of copper produced, net of by-product credits, guidance was updated on November 8, 2023 to reflect the incorporation of Copper Mountain guidance; our consolidated guidance was otherwise reaffirmed and remained unchanged.

RECENT DEVELOPMENTS

Advancing Copper Mountain Mine Stabilization Plans

Since completing the acquisition of Copper Mountain on June 20, 2023, we have been focused on advancing our stabilization plans, including opening up the mine by adding additional mining faces and re-mobilizing idle haul trucks, optimizing the ore feed to the plant and implementing plant improvement initiatives.

On December 5, 2023, we released our first NI 43-101 technical report in respect of our 75%-owned Copper Mountain mine. As detailed in the technical report, the mine plan contemplates average annual copper production of 46,500 tonnes in the first five years, 45,000 tonnes in the first ten years and 37,000 tonnes over the 21-year mine life. Average cash costs and sustaining cash costs per pound of copper produced, net of by-product credits,1  over the mine life are expect to be $1.84 and $2.53, respectively. The updated mine plan represents an approximate 90% increase in average annual copper production and an approximate 50% decrease in cash costs over the first 10 years compared to 2022.

Hudbay's stabilization plans are focused on improving reliability and driving sustainable long-term value:

• Increased mining activities - Commenced a fleet ramp-up plan to remobilize idle haul trucks. The plan entails remobilization of the mining fleet from 14 trucks to 28 trucks, by the end of 2023. A fully trained complement of truck drivers is expected to be in place in the first half of 2024. Once the fleet ramp up plan is complete, we expect to have improved flexibility in the Copper Mountain mine with additional mining faces.

• Accelerated stripping to access higher grades - We have commenced a campaign of accelerated stripping over the next three years to enable access to higher grade ore and to mitigate the substantially reduced stripping undertaken by Copper Mountain over the four years prior to completion of the acquisition. The accelerated stripping program is expected to improve operating efficiencies and lower unit operating costs.

• Improved mill throughput and recoveries - Our mine plan assumes a mill ramp up to its nominal capacity of 45,000 tonnes per day in 2025. An expansion to the permitted capacity of 50,000 tonnes per day is planned in 2027. The mine plan assumes approximately $23 million in growth capital spending over 2025 and 2026 in connection with the mill expansion. We intend to improve mill recoveries with a more consistent ore feed grade, changes to the flotation reagents and replacement of key pumps.

• Operating efficiencies and corporate synergies - Our stabilization plans are expected to generate more than $20 million in annual operating efficiencies over the next three years, compared to Copper Mountain's performance in 2022, through improvements in copper recovery, higher throughput rates and lower combined unit operating costs. In addition, we have realized the targeted $10 million in annual corporate synergies and is on track to exceed the target.

• Ensure stabilization of near-term cash flows - Recently entered into copper hedging contracts representing approximately 25% of expected Copper Mountain production in 2024 as a prudent measure to secure cash flows during the stabilization period.

The mine plan is based on a revised resource model and was constructed using consistent methods applied at the Constancia, Copper World and Mason deposits. The mineral reserve estimates total 367 million tonnes at a copper grade of 0.25% and a gold grade of 0.12 grams per tonne, supporting a 21-year mine life. An additional 140 million tonnes of measured and indicated resources at 0.21% copper and 0.10 grams per tonne gold and 370 million tonnes of inferred resources at 0.25% copper and 0.13 grams per tonne gold, exclusive of mineral reserves, provide significant upside potential for reserve conversion and extending mine life. Infill drilling is planned for 2024 to target reserve conversion.

There are several opportunities to further increase production, improve costs and extend mine life for Copper Mountain. While these opportunities have not been considered in the technical report as they are not yet at the level of required engineering, we are advancing studies to evaluate the potential for these to be reflected in future mine plans.

Please see "Qualified Person and NI 43-101" for further details regarding the technical and scientific information included in the technical report.

_____________________________________

1 Cash cost and sustaining cash cost per pound of copper produced, net of by-product credits, are non-IFRS financial performance measures with no standardized definition under IFRS. For further information and a detailed reconciliation, please see the discussion under the "Non-IFRS Financial Performance Measures" section of this MD&A.

Delivered Brownfield Capital Projects On Time and On Budget

The Constancia mill achieved record copper recoveries of 87.4% in the fourth quarter primarily as a result of the successful completion of the recovery improvement program in the second quarter of 2023, as planned, ahead of the start of significantly higher grades being mined from the Pampacancha pit in the second half of 2023. The program scope was to increase copper recoveries by 2% by increasing the rougher mass, and the mill continues to achieve the targeted higher copper recoveries.

After the commissioning of the Stall mill recovery improvement project in the second quarter of 2023, subsequent optimization activities proved highly effective, resulting in notably higher recoveries for copper above 90% and gold above 65% in the second half of 2023. Specifically, the Stall mill achieved its targeted gold recovery levels of 67.5% in the third and fourth quarters, compared to 60% in the second quarter.

The total growth capital expenditures in 2023 associated with the completion of these recovery improvement projects were in line with our guidance of $25 million.

The New Britannia mill has consistently achieved higher throughput levels, averaging 1,650 tonnes per day in 2023 and approximately 1,800 tonnes per day in the fourth quarter, significantly exceeding its original design capacity of 1,500 tonnes per day. We have successfully implemented process improvement initiatives that required minimal capital outlays as we pursue higher output that aligns with increased gold production from the Lalor mine.

Generating Free Cash Flow with Increased Production and Continued Financial Discipline

We delivered a second successive quarter of positive free cash flow during the fourth quarter of 2023 as we executed our plan for higher copper and gold production from Pampacancha and higher gold production at Lalor, both driven by higher grades. We continue to expect to see strong production levels throughout 2024 from sustained higher grades in Peru and Manitoba, along with additional production from the recently acquired Copper Mountain mine.

During the fourth quarter, we completed $30 million in net repayments on our revolving credit facilities and redeemed, in full, the remaining $59.7 million of Copper Mountain's bonds from our treasury. We also recommenced deliveries under the gold forward sale and prepay agreement in October 2023, further reducing our outstanding gold prepayment liability, and are scheduled to fully repay the gold prepay facility by August 2024. Despite these debt repayments, we increased our cash and cash equivalents to $249.8 million and reduced our overall net debt to $1,037.7 million as at December 31, 2023, compared to $245.2 million and $1,132.2 million, respectively, as at September 30, 2023. The $94.5 million decline in net debt, together with higher levels of adjusted EBITDA1 in the fourth quarter, have improved our net debt to adjusted EBITDA ratio2 to 1.6x compared to 2.0x at the end of 2022. Subsequent to quarter-end, we continued our deleveraging efforts with an additional $10 million repayment on our revolving credit facilities.

During the fourth quarter, we continued to take steps to ensure free cash flow generation and continued financial discipline into 2024 and 2025. To this end, we entered into forward sales contracts at Copper Mountain for a total of 3,600 tonnes of 2024 copper production over the twelve-month period from May 2024 to April 2025 at an average price of $3.93 per pound as well as a zero-cost collars for 6,000 tonnes of copper production over the twelve-month period from May 2024 to April 2025 at an average floor price of $3.83 per pound and an average cap price of $4.03 per pound. As at December 31, 2023, 7.9 million pounds of copper forwards and 13.2 million pounds of copper collars were outstanding.

We successfully delivered on our annual discretionary spending reduction targets for 2023. As a result of continued financial discipline and capital cost efficiencies achieved, total capital expenditures of approximately $243 million for Peru, Manitoba and Arizona in 2023 were approximately $57 million lower than the original guidance levels, a further decrease from the $30 million reduction announced in the third quarter, representing a 19% reduction from the original 2023 total capital expenditure guidance of $300 million.

_____________________________________

2 Net Debt to EBITDA ratio is a non-IFRS financial performance measures with no standardized definition under IFRS. For further information and a detailed reconciliation, please see the discussion under the "Non-IFRS Financial Performance Measures" section of this MD&A. "

Senior Management Team Appointments

In November 2023, Hudbay promoted Luis Santivañez to Vice President, South America. Mr. Santivañez joined Hudbay in Peru in 2018 and was promoted to General Manager of the South America operations in 2022. Mr. Santivañez has over 20 years of experience at global mining companies working across Peru, Central America and Australia. Under his leadership, the Constancia operations have delivered a successful ramp up at Pampacancha, navigated through a period of politically-driven social unrest in Peru and further enhanced our partnerships with the local communities.

In January 2024, Hudbay appointed John Ritter as Vice President, British Columbia Business Unit. Mr. Ritter brings a diverse background with over 30 years of experience in technical, operational and senior leadership roles at global mining companies. He was most recently the General Manager of the New Afton mine in British Columbia and has strong ties with the local community near the Copper Mountain mine. His focus on operational excellence and value-creating improvements will be instrumental as he leads the stabilization and optimization plans at the Copper Mountain mine.

Advancing Permitting at Copper World

The first key state permit required for Copper World, the Mined Land Reclamation Plan, was initially approved by the Arizona State Mine Inspector in October 2021 and was subsequently amended to reflect a larger private land project footprint. This approval was challenged in state court, but the challenge was dismissed in May 2023 as having no basis. In late 2022, Hudbay submitted the applications for an Aquifer Protection Permit and an Air Quality Permit to the Arizona Department of Environmental Quality. We expect to receive these two outstanding state permits in 2024.

We intend to initiate a minority joint venture process prior to commencing a definitive feasibility study, which will allow the joint venture partner to participate in the final Copper World project design and the funding of definitive feasibility study activities. The opportunity to sanction Copper World is not expected until late 2025 based on current estimated timelines. The decision to sanction Copper World will ultimately be evaluated against other competing investment opportunities as part of Hudbay's capital allocation process.

We released results of the de-risked and enhanced Copper World pre-feasibility study for Phase I in September 2023, which demonstrated a simplified mine plan with an extended 20-year mine life requiring only state and local permits, an after-tax net present value (8%) of $1.1 billion and a 19% internal rate of return at a copper price of $3.75 per pound. Average annual copper production over the first ten years is expected to be approximately 92,000 tonnes at cash costs and sustaining cash costs per pound of copper1 of $1.53 and $1.95, respectively. Copper World is one of the highest-grade open pit copper projects in the Americas with proven and probable mineral reserves of 385 million tonnes at 0.54% copper.

Snow Lake Exploration

We continue to compile results from ongoing infill drilling at Lalor, which will be incorporated into the next annual mineral reserve and resource estimate update expected to be announced in March 2024.

The planned 2024 exploration program is our largest Snow Lake program in Hudbay's history and it is currently underway with plans to continue testing the deep extensions of the gold and copper zones at Lalor and complete follow up drilling at the Lalor Northwest target. The 2024 program will also explore the newly acquired Cook Lake claims and the former Rockcliff claims located within trucking distance of the existing Snow Lake processing infrastructure. As previously disclosed, both the Cook Lake and former Rockcliff claims were acquired by the company as part of transactions completed in 2023.  A majority of the Cook Lake and former Rockcliff claims have been untested by modern deep geophysics, which was the discovery method for the Lalor deposit. Our 2024 exploration program includes a large geophysics program consisting of surface electromagnetic surveys using cutting-edge techniques that enable the team to detect targets at depths of almost 1,000 metres below surface. The company is exploring its newly expanded land package in hopes of finding a new anchor deposit to maximize and extend the life of the Snow Lake operations beyond 2038.

We also expect to advance a development and exploration drift at the 1901 deposit located within 1,000 metres of the haulage ramp to Lalor. The program is expected to take place over 2024 and 2025 with the development of an access drift, drill platforms and diamond drilling to further confirm the optimal mining method to extract the base metal and gold lenses and to convert the inferred mineral resources in the gold lenses to mineral reserves.

Advancing Metallurgical Test Work for the Flin Flon Tailings Reprocessing Opportunity

We identified the opportunity to reprocess Flin Flon tailings, with initial confirmatory drilling completed in 2022 indicating higher zinc, copper and silver grades than predicted from historical mill records while confirming the historical gold grade.

In 2023, we advanced metallurgical test work and evaluated metallurgical technologies, including the signing of a test work co-operation agreement with Cobalt Blue Holdings ("COB") examining the use of COB technology to treat Flin Flon tailings. Initial results from preliminary roasting test work were encouraging in converting more than 90% of pyrite into pyrrhotite and elemental sulphur. Final test work results will support the development of an overall flowsheet. We expect to continue these metallurgical activities throughout 2024 as we assess the economic viability of the various metallurgical technologies.

Peru Exploration Update

We continue to execute a limited drill program and technical evaluations at the Constancia deposit to confirm the economic viability of adding an additional mining phase to the current mine plan that would convert a portion of the mineral resources to mineral reserves. The results from this drill program and technical and economic evaluations are expected to be incorporated in the annual mineral reserve and resource estimate update in March 2024.

We control a large, contiguous block of mineral rights with the potential to host satellite mineral deposits in close proximity to the Constancia processing facility, including the past producing Caballito property and the highly prospective Maria Reyna property. We commenced early exploration activities at Maria Reyna and Caballito after completing a surface rights exploration agreement with the community of Uchucarcco in August 2022. A drill permit application was submitted for the Maria Reyna property in November 2023, and a similar application for the Caballito property is planned for the first half of 2024. In parallel, we continue to advance community engagement activities. Surface mapping and geochemical sampling confirm that both Caballito and Maria Reyna host sulfide and oxide rich copper mineralization in skarns, hydrothermal breccias and large porphyry intrusive bodies.

Dividend Declared

A semi-annual dividend of C$0.01 per share was declared on February 22, 2024. The dividend will be paid out on March 22, 2024 to shareholders of record as of March 5, 2024.

CLIMATE CHANGE INITIATIVES

Progressing Towards Climate Change Commitments

In December 2022, we announced our commitment to achieve net zero greenhouse gas ("GHG") emissions by 2050 and the adoption of interim 2030 GHG reduction targets to support this commitment. While our operations are well-positioned in the lower half of the global GHG emissions curve for copper operations, we recognize our role in mitigating climate change. We also recognize that copper and the metals Hudbay produces play an important role in the world's transition to a greener future. Hudbay's GHG emissions reduction plan includes pursuing a 50% reduction in absolute Scope 1 and Scope 2 emissions from existing operations by 2030 and achieving net zero total emissions by 2050.

In 2023, we made significant progress towards its climate change goals, including:

• Peru Renewable Power Supply Agreement - During the first quarter of 2023, Hudbay signed a new 10-year power purchase agreement with ENGIE Energía Perú for access to a 100% renewable energy supply to Constancia. The agreement will come into effect in January 2026 following the conclusion of Constancia's existing power supply agreement. Total Scope 1 and Scope 2 GHG emissions company-wide at our current operations are expected to decline by 40% during the life of the contract, positioning us well to achieve our 50% reduction target by 2030.

• Electric Shovel at Copper Mountain - In September 2023, Hudbay commissioned a new Komatsu PC8000 electric shovel at the Copper Mountain mine, which reduces carbon intensity by displacing existing diesel shovel production.

• Renewable Diesel at Copper Mountain - In 2023, Hudbay tested the use of renewable diesel in two of our non-trolley assist haul trucks at Copper Mountain in an effort to further reduce GHG emissions. The test results were promising and we subsequently entered into renewable diesel contracts for approximately 80% of the expected fuel to be purchased in 2024.

• Electric Scooptram at Lalor - In the first quarter of 2023, Hudbay initiated the trial of an electric Epiroc scooptram ST14 SG at the Lalor mine, which reduces carbon intensity by lowering emissions and reduces the temperature in the lower areas of the mine to improve ventilation. The trial was successful and, in the third quarter, a second electric scooptram was added to the fleet.

PERU OPERATIONS REVIEW

		Three months ended		Year ended
		Dec. 31, 2023	Dec. 31, 2022	Dec. 31, 2023	Dec. 31, 2022
Constancia ore mined[1]	tonnes	973,176	5,614,918	9,265,954	25,840,435
Copper	%	0.30	0.40	0.32	0.35
Gold	g/tonne	0.04	0.04	0.04	0.04
Silver	g/tonne	2.26	3.48	2.53	3.40
Molybdenum	%	0.01	0.01	0.01	0.01
Pampacancha ore mined[1]	tonnes	5,556,613	3,771,629	14,756,416	8,319,250
Copper	%	0.56	0.37	0.51	0.33
Gold	g/tonne	0.32	0.29	0.33	0.29
Silver	g/tonne	4.84	3.84	4.28	4.06
Molybdenum	%	0.01	0.01	0.01	0.01
Total ore mined	tonnes	6,529,789	9,386,547	24,022,370	34,159,685
Strip ratio[2]		1.26	0.97	1.51	1.13
Ore milled	tonnes	7,939,044	7,795,735	30,720,929	30,522,294
Copper	%	0.48	0.41	0.39	0.34
Gold	g/tonne	0.25	0.12	0.16	0.09
Silver	g/tonne	4.20	3.93	3.62	3.58
Molybdenum	%	0.01	0.01	0.01	0.01
Copper concentrate	tonnes	146,065	117,980	457,137	393,255
Concentrate grade	% Cu	22.73	22.93	21.98	22.73
Copper recovery	%	87.4	85.1	84.2	85.0
Gold recovery	%	77.6	69.6	71.8	63.6
Silver recovery	%	78.0	66.5	70.0	65.7
Molybdenum recovery	%	33.6	37.7	35.8	34.8
Combined unit operating costs[3,4,5]	$/tonne	12.24	13.64	12.47	12.78
[1] Reported tonnes and grade for ore mined are estimates based on mine plan assumptions and may not reconcile fully to ore milled.
[2] Strip ratio is calculated as waste mined divided by ore mined.
[3] Reflects combined mine, mill and general and administrative ("G&A") costs per tonne of ore milled. Reflects the deduction of expected capitalized stripping costs.

[4] Combined unit costs is a non-IFRS financial performance measure with no standardized definition under IFRS. For further information and a detailed reconciliation, please see the discussion under the "Non-IFRS Financial Performance Measures" section of this MD&A.

[5] Excludes approximately $0.7 million or $0.09 per tonne, and $5.2 million or $0.17 per tonne, of COVID-19 related costs during the three and twelve months ended December 31, 2022.

Ore mined from Pampacancha during the fourth quarter increased 47% to 5.6 million tonnes compared to the same period in 2022 at average grades of 0.56% copper and 0.32 grams per tonne gold. Total ore mined in the fourth quarter of 2023 decreased by 30% compared to the same period in 2022 primarily due to phase 5 stripping activities at Constancia and a significant increase in Pampacancha mining activity which entails a higher amount of stripping. The decrease in total mined ore was in line with our mine plan and similar to the third quarter and, as such, mill feed continued to be supplemented with ore from stockpiles during the quarter.

Ore milled during the fourth quarter of 2023 was 2% higher than the same period in 2022 mainly due to treatment of softer ore from stockpiles. Milled copper and gold grades increased by 17% and 108%, respectively, in the fourth quarter of 2023 compared to the same period in 2022 due to a significant increase in the mining of higher copper and gold grade ore from Pampacancha.

Recoveries of copper, gold and silver during the fourth quarter of 2023 were 3%, 11% and 17% higher, respectively, than the comparative 2022 period and were in line with our metallurgical models. The Constancia mill achieved record copper recoveries of 87.4% in the fourth quarter, primarily as a result of the successful completion of the recovery improvement program in the second quarter of 2023, as planned ahead of the start of significantly higher grades being mined from the Pampacancha pit in the second half of 2023.

Ore mined during 2023 was 30% lower than 2022 due to the same factors as the quarterly variance as well as increased stockpile processing early in 2023 to ration fuel during the protests and civil unrest experienced in Peru. Copper recoveries during the year ended December 31, 2023 were 1% lower than the same period in 2022 due to higher levels of contaminants in processed stockpile ore during in the first half of 2023. Gold and silver recoveries during the year ended December 31, 2023 were 13% and 7% higher, respectively, than in 2022 due to increased processing of higher grade Pampacancha ore.

Combined mine, mill and G&A unit operating costs in the fourth quarter and full year 2023 were 10% and 2% lower, respectively, than the same periods in 2022 primarily due to higher capitalized stripping, partially offset by higher mining and G&A costs and the costs associated with the scheduled semi-annual plant maintenance shutdown in the fourth quarter.

Contained metal in concentrate produced		Three months ended		Year ended		Guidance
		Dec. 31, 2023	Dec. 31, 2022	Dec. 31, 2023	Dec. 31, 2022	Annual
						2023	2024
Copper	tonnes	33,207	27,047	100,487	89,395	91,000 - 116,000	98,000 - 120,000
Gold	oz	49,418	20,860	114,218	58,229	83,000 - 108,000	76,000 - 93,000
Silver	oz	836,208	655,257	2,505,229	2,309,352	2,210,000 - 2,650,000	2,500,000 - 3,000,000
Molybdenum	tonnes	397	344	1,566	1,377	1,300 - 1,600	1,250 - 1,500

Fourth quarter 2023 production of copper, gold and silver was 23%, 137% and 28% higher, respectively, than the comparative period in 2022 due to higher copper and precious metal grades, higher recoveries and higher throughput. Production of molybdenum in the fourth quarter of 2023 was 15% higher than the comparative prior year period due to higher ore grades and higher molybdenum plant throughput.

Full year 2023 production of copper, gold, silver and molybdenum was 12%, 96%, 8% and 14% higher, respectively, than 2022 for the same reasons outlined above in the quarterly variance analysis. Copper production was in line with our annual guidance range, whereas silver and molybdenum production were near the upper end of our annual guidance range and gold production exceeded the top end of our annual guidance range by 6%.

Peru Cash Cost and Sustaining Cash Cost

		Three months ended		Year ended		Guidance
		Dec. 31, 2023	Dec. 31, 2022	Dec. 31, 2023	Dec. 31, 2022	Annual 2023	Annual 2024
Cash cost per pound of copper produced, net of by-product credits[1]	$/lb	0.54	1.34	1.07	1.58	1.05 - 1.30	1.25 - 1.60
Sustaining cash cost per pound of copper produced, net of by-product credits[1]	$/lb	1.21	2.09	1.81	2.35

[1] Cash cost and sustaining cash costs per pound of copper produced, net of by-product credits, are not recognized under IFRS. For more detail on these non-IFRS financial performance measures, please see the discussion under the "Non-IFRS Financial Performance Measures" section of this MD&A.

Cash cost per pound of copper produced, net of by-product credits, in the fourth quarter of 2023 was $0.54, a decrease of 60% compared to the same period in 2022 due to higher by-product credits mainly from gold, higher capitalized stripping, and increased copper produced. This was partially offset by higher profit sharing expenses and higher treatment, refining and freight costs. Cash cost per pound of copper produced, net of by-product credits, in 2023 was $1.07, and achieved the lower end of our 2023 cost guidance range due to the same factors noted above for the quarter.

Sustaining cash cost per pound of copper produced, net of by-product credits, for the fourth quarter and for the year ended 2023 were 42% and 23% lower, respectively, than the comparative 2022 periods primarily due to the same factors affecting cash cost noted above and lower sustaining capital expenditures. Total annual sustaining capital expenditures in Peru were $27.9 million lower than the original guidance levels of $160 million, exceeding the $10 million previously reduced target, primarily a result of lower capitalized stripping costs.

Metal Sold

		Three months ended		Year ended
		Dec. 31, 2023	Dec. 31, 2022	Dec. 31, 2023	Dec. 31, 2022
Payable metal in concentrate
Copper	tonnes	31,200	23,789	96,213	79,805
Gold	oz	38,114	15,116	97,176	49,968
Silver	oz	703,679	411,129	2,227,419	2,045,678
Molybdenum	tonnes	468	421	1,462	1,352

Payable copper, gold and silver sales during the fourth quarter of 2023 were 31%, 152% and 71% higher, respectively, than the corresponding period in 2022 primarily due to higher grades from Pampacancha. Gold and silver sales did not increase in line with fourth quarter production due to a precious metal stream sale that was recognized in revenue shortly after the fourth quarter cutoff date. Payable gold and silver included in this sale was approximately 16 thousand ounces of gold and 309 thousand ounces of silver.

MANITOBA OPERATIONS REVIEW

		Three months ended		Year ended
		Dec. 31, 2023	Dec. 31, 2022	Dec. 31, 2023	Dec. 31, 2022
Lalor ore mined	tonnes	372,384	369,453	1,526,729	1,516,203
Gold	g/tonne	5.92	4.00	4.74	4.00
Copper	%	1.04	0.73	0.86	0.73
Zinc	%	2.20	2.17	3.00	3.14
Silver	g/tonne	28.92	19.37	24.51	21.96
New Britannia ore milled	tonnes	165,038	141,142	596,912	542,269
Gold	g/tonne	8.03	6.11	6.76	6.28
Copper	%	1.46	0.91	1.03	0.81
Zinc	%	0.85	0.67	0.84	0.80
Silver	g/tonne	27.97	22.09	25.11	20.97
Copper concentrate	tonnes	15,179	7,895	37,176	27,917
Concentrate grade	% Cu	14.55	14.5	15.44	14.18
Copper recovery - concentrate	%	91.6	89.3	93.3	90.7
Gold recovery - concentrate	%	58.1	56.6	60.0	60.3
Silver recovery - concentrate	%	61.0	55.4	60.7	60.6
Contained metal in concentrate produced
Gold	oz	24,760	15,691	77,798	65,945
Copper	tonnes	2,208	1,145	5,739	3,960
Silver	oz	90,501	55,572	292,694	221,438
Metal in doré produced[2]
Gold	oz	14,144	7,099	40,239	28,707
Silver	oz	34,895	12,659	97,630	52,834
Stall ore milled	tonnes	228,799	204,350	965,567	968,638
Gold	g/tonne	4.22	2.50	3.45	2.86
Copper	%	0.73	0.61	0.74	0.71
Zinc	%	3.20	3.43	4.36	4.70
Silver	g/tonne	28.63	19.24	24.19	22.81
Copper concentrate	tonnes	7,938	6,306	31,900	30,359
Concentrate grade	% Cu	19.23	17.64	20.11	19.82
Zinc concentrate	tonnes	11,778	12,706	66,824	77,806
Concentrate grade	% Zn	48.79	49.79	51.84	50.63
Copper recovery	%	92.0	89.0	90.4	87.2
Zinc recovery	%	78.5	90.1	82.2	86.6
Gold recovery	%	67.5	62.4	64.8	58.0
Silver recovery	%	61.8	56.6	61.4	56.8
Contained metal in concentrate produced
Gold	oz	20,959	10,270	69,326	51,581
Copper	tonnes	1,527	1,113	6,415	6,017
Zinc	tonnes	5,747	6,326	34,642	39,395
Silver	oz	130,183	71,527	461,399	403,707

[1] The 777 mine and Flin Flon concentrator information is not disclosed in the table above. The relevant comparative information can be found on page 84 in the Summary of Historical Results section in this MD&A.

[2] Doré includes sludge, slag and carbon fines in three and twelve months ended December 31, 2023.

Unit Operating Costs[1]		Three months ended		Year ended
		Dec. 31, 2023	Dec. 31, 2022	Dec. 31, 2023	Dec. 31, 2022[4]
Lalor	C$/tonne	147.10	140.10	142.35	136.71
New Britannia	C$/tonne	75.36	88.10	82.91	90.55
Stall	C$/tonne	36.97	38.04	35.82	33.78
Combined mine/mill unit operating costs[2,3]
Manitoba	C$/tonne	216	241	217	195 [5]
[1] Reflects costs per tonne of ore mined/milled.
[2] Reflects combined mine, mill and G&A costs per tonne of milled ore.

[3] Combined unit costs is a non-IFRS financial performance measure with no standardized definition under IFRS. For further information and a detailed reconciliation, please see the discussion under the "Non-IFRS Financial Performance Measures" section of this MD&A.

[4] The Flin Flon concentrator was decommissioned in Q3 2022. The relevant comparative information can be found on page 84 in the Summary of Historical Results in this MD&A.
[5] Combined mine/mill unit operating costs shown for year-to-date 2022 included the Flin Flon operations and are not directly comparable to the current costs with only Snow Lake operations.

In Manitoba, we continue to focus on improvement initiatives aimed at supporting higher production levels, minimizing dilution, and enhancing metal recoveries at our Snow Lake operations. A significant focus continues to be placed on improving the quality of ore production at Lalor mine, employing techniques such as stope redesigns, grade control practices prior to blasting, assaying blasthole cuttings and implementing mine design adjustments to mitigate dilution. These proactive measures have successfully reduced the inclusion of waste rock in the mining cycle and increased gold, copper, and silver grades during the fourth quarter.

Optimization of development drift size has led to a 15% reduction in waste volume and an 18% decrease in unit development costs in 2023 compared to 2022. Higher shaft availability has led to efficient ore hoisting and has eliminated the need for trucking ore to surface resulting in a 5% increase in tonnes hoisted in 2023 compared to 2022. Despite encountering some production challenges in deeper mining areas due to longer haul distances, smaller stope dimensions, and lower ore bulk density, our team is actively pursuing initiatives to continue to bolster efficiency and further enhance mucking productivity.

Additionally, we have advanced optimization initiatives at New Britannia mill to achieve higher throughput rates by prioritizing process improvements and seamlessly integrating additional gold ore feed from the Lalor mine. This reallocation of ore has led to reduced feed to Stall mill, prompting a careful evaluation of lower tonnage set points to optimize plant operations. We have also started exploring opportunities to share maintenance services with New Britannia during shutdown periods which, if successful, would reduce overall contractor requirements.

At Lalor, we achieved higher development advance rates during the fourth quarter compared to prior quarters of 2023. A comprehensive review of the long-range mine plan for zone 40 has led to significantly reduced future capital development needs by transitioning to a more selective mining method, thereby enhancing the reserve grade for this mining front.

Lalor ore mined during the fourth quarter, increased by 1% from the comparative 2022 period. Notably, copper, gold, silver and zinc grades mined during the fourth quarter of 2023 were 42%, 48%, 49% and 1% higher than the same period in 2022.

Total ore mined at our Manitoba operations in 2023 was 24% lower than in 2022 mainly due to the planned closure of the 777 mine in June 2022. However, total ore mined at Lalor in 2023 was 1% higher than in 2022. Gold, copper and silver grades mined at Lalor during 2023 were 19%, 18% and 12% higher than in 2022, reflecting the successful execution of our strategic mine plan. Zinc grades mined at Lalor for the full year 2023 were 4% lower compared to the same period in 2022, consistent with the mine plan. Total mine unit operating costs during the fourth quarter of 2023 increased by 5% compared to the same period in 2022, primarily attributed to a lower capital development allocation.

The Stall mill processed 12% more ore in the fourth quarter of 2023 than the corresponding period of 2022 as it drew down base metal ore stockpiles. After the commissioning of the Stall mill recovery improvement project in the second quarter of 2023, we have continued to focus on optimizing circuits to achieve targeted recoveries by reducing primary grind size, refining the flotation circuit balance and mass pull, and reagent selection. These adjustments have proven highly effective, resulting in notably higher recoveries for copper, gold and silver during the fourth quarter of 2023 compared to the same period in 2022. Specifically, the Stall mill achieved its targeted gold recovery levels of approximately 67.5% in the fourth quarter, compared to 62.4% in the fourth quarter of 2022. Compared to the same period in 2022, unit operating costs at the Stall mill were 3% lower during the fourth quarter of 2023 primarily due to higher throughput.

Process improvement initiatives at New Britannia have successfully been implemented with minimal capital outlays, enabling us to reach progressively higher production targets during the fourth quarter. The New Britannia mill averaged approximately 1,800 tonnes per day in the fourth quarter, approximately 13% above average levels in the third quarter of 2023. New Britannia unit operating costs decreased by 14% during the fourth quarter of 2023 versus the same period of 2022, primarily due to higher throughput.

Combined mine, mill and G&A unit operating costs in the fourth quarter of 2023 decreased by 11%, compared to the same period in 2022 reflecting higher throughput and a reduction of contractor usage at Lalor. Combined mine, mill and G&A unit operating costs for the full year 2023 were C$217 per tonne reflecting the standalone cost structure of the Snow Lake operations in 2023 after the closure of the Flin Flon operations in June 2022.

		Three months ended		Year ended		Guidance
Contained metal in concentrate and doré produced[1]		Dec. 31, 2023	Dec. 31, 2022	Dec. 31, 2023	Dec. 31, 2022	Annual
						2023	2024
Gold[2]	oz	59,863	33,060	187,363	161,471	175,000 - 205,000	170,000 - 200,000
Copper	tonnes	3,735	2,258	12,154	14,778	9,000 - 12,000	9,000 - 12,000
Zinc	tonnes	5,747	6,326	34,642	55,381	28,000 - 36,000	27,000 - 35,000
Silver[3]	oz	255,579	139,758	851,723	851,942	750,000 - 1,000,000	750,000 - 1,000,000
[1] Metal reported in concentrate is prior to deductions associated with smelter terms.
[2] Gold production guidance includes gold contained in concentrate produced and gold in doré.
[3] Silver production guidance includes silver contained in concentrate produced and silver in doré.

Manitoba operations produced a record 59,863 ounces of gold during the fourth quarter of 2023. Production of gold, copper, and silver in the fourth quarter of 2023 was higher by 81%, 65%, and 83%, respectively, while production of zinc was 9% lower than the comparative 2022 period due to mining of higher grade gold zones with a focus on higher quality ore production and generally higher recoveries at the New Britannia and Stall mills. Despite significantly higher metal production in the fourth quarter, 2023 production of copper and zinc was lower by 18% and 37%, respectively, than in 2022, mainly due to the loss of production from the closure of the 777 mine in June 2022 and lower comparative zinc grades. Production of gold in 2023 was 16% higher than in 2022 while silver production was unchanged year-over-year. The production of all metals achieved our 2023 production guidance, while copper exceeded the top end of our 2023 annual guidance range.

Manitoba Cash Cost and Sustaining Cash Cost

		Three months ended		Year ended		Guidance
						Annual
		Dec. 31, 2023	Dec. 31, 2022	Dec. 31, 2023	Dec. 31, 2022	2023	2024
Cost per pound of gold produced
Cash cost per ounce of gold produced, net of by-product credits [1]	$/oz	434	922	727	297	500 - 800	700 - 900
Sustaining cash cost per ounce of gold produced, net of by-product credits [1]	$/oz	788	1,795	1,077	1,091
[1] Cash cost and sustaining cash cost per ounce of gold produced, net of by-product credits, are not recognized under IFRS. For more detail on this non-IFRS financial performance measure, please see the discussion under the "Non-IFRS Financial Performance Measures" section of this MD&A.

Cash cost per ounce of gold produced, net of by-product credits, has trended lower throughout 2023, averaging $434 in the fourth quarter. Cash costs were lower in the fourth quarter than the comparative 2022 period, primarily due to higher by-product credits and higher gold production, in accordance with the mine plan, offset by higher overall costs. Full year 2023 cash cost per ounce of gold produced, net of by-product credits, was $727 which was higher than 2022 costs primarily due to significantly lower by-product credits partially offset by lower overall costs due to the closure of the 777 mine in June 2022 and higher gold production. Our full year 2023 cash cost per ounce of gold produced, net of by-product credits, was within our annual guidance range.

Sustaining cash cost per ounce of gold produced, net of by-product credits, for the fourth quarter of 2023 was $788, a decrease of 56% from the comparative 2022 period primarily due to the same factors affecting cash cost noted above, and lower sustaining capital expenditures. Sustaining cash cost per ounce of gold produced, net of by-product credits, in 2023 was $1,077, a decrease of 1% from 2022, primarily due to the same factors affecting fourth quarter sustaining cash cost noted above.

Metal Sold

		Three months ended		Year ended
		Dec. 31, 2023	Dec. 31, 2022	Dec. 31, 2023	Dec. 31, 2022
Payable metal in concentrate and doré
Gold	oz	63,635	32,140	171,297	163,447
Copper	tonnes	3,687	1,626	10,708	14,668
Zinc [1]	tonnes	7,385	8,230	28,779	59,043
Silver	oz	246,757	148,177	728,304	932,807
[1] Includes refined zinc metal and payable zinc in concentrate sold.

Due to significantly higher metal production during the quarter, as noted above, quantities of payable metal sold in the fourth quarter of 2023 were significantly higher than the comparable period in 2022. Payable metal sold in 2023 was generally lower than the comparable period in 2022 primarily due to the closure of the 777 mine in June 2022.

BRITISH COLUMBIA OPERATIONS REVIEW

		Three months ended[6]	Since acquisition to5, 6
		Dec. 31, 2023	Dec. 31, 2023
Ore mined[1]	tonnes	2,627,398	6,975,389
Waste mined	tonnes	14,032,093	26,634,805
Strip ratio[2]		5.34	3.82
Ore milled	tonnes	3,261,891	6,862,152
Copper	%	0.33	0.35
Gold	g/tonne	0.06	0.07
Silver	g/tonne	1.36	1.36
Copper concentrate	tonnes	38,056	82,685
Concentrate grade	% Cu	22.4	23.1
Copper recovery	%	78.8	79.7
Gold recovery	%	54.1	55.9
Silver recovery	%	73.8	73.0
Combined unit operating costs[3,4]	C$/tonne	20.90	21.38
[1] Reported tonnes and grade for ore mined are estimates based on mine plan assumptions and may not reconcile fully to ore milled.
[2] Strip ratio is calculated as waste mined divided by ore mined.
[3] Reflects combined mine, mill and general and administrative ("G&A") costs per tonne of ore milled. Reflects the deduction of expected capitalized stripping costs.
[4] Combined unit costs is a non-IFRS financial performance measure with no standardized definition under IFRS. For further information and a detailed reconciliation, please see the discussion under the "Non-IFRS Financial Performance Measures" section of this MD&A.
[5] Includes results from the date of acquisition, June 20, 2023.
[6] Copper Mountain mine results are stated at 100%. Hudbay owns 75% of Copper Mountain mine.

During the fourth quarter of 2023, the British Columbia operations produced 9,119 tonnes of copper, 3,091 ounces of gold and 98,441 ounces of silver. Hudbay achieved the post-acquisition 2023 production guidance for copper and gold and exceeded the post-acquisition guidance for silver.

Total ore mined at Copper Mountain in the fourth quarter of 2023 was 2.6 million tonnes, less than initially planned but production was supplemented with stockpile rehandle of 1.5 million tonnes. The mine operations team has initiated a fleet production ramp up plan to capture the full value of idle capital equipment at the Copper Mountain site. This plan entailed remobilization of the mining fleet from 14 trucks to 28 trucks by the end of 2023, allowing for increased waste removal during the fourth quarter. We continue to focus on hiring additional haul truck drivers and a fully trained complement of truck drivers are expected to be in place in the first half of 2024. The utilization of our full truck fleet enabled additional 2023 pre-stripping to access higher head grades.

Benefitting from stabilization initiatives within the comminution circuit, the mill processed 3.3 million tonnes of ore during the fourth quarter reflecting average mill availability of 86.7% and a 3% increase versus the third quarter of 2023. The initiatives included, but were not limited to, changes in screen sizes, a reduction in grinding media loading rates and a change in semi-autogenous grinding (SAG) mill operational strategy. The SAG mill throughput in the fourth quarter has been impacted by lower freshwater availability for processing, higher coarse feed from stockpiled ore and reduced reliability of the crushing circuit, driven principally by significant interruptions caused by the removal of scrap metal from the material handling system as the mining progresses through areas of historical underground workings.

Maintenance practices to improve mill availability continue to be a key pillar of our stabilization initiatives. These include the implementation of improved maintenance management processes planned for the first half of 2024 and a change in our maintenance organizational structure which was completed in the fourth quarter of 2023. Beyond maintenance practices, material handling and transportation in the comminution circuit, particularly in the winter months, have a significant impact on mill performance. Work has begun to analyze the trade-off among the various alternatives to further enhance mill performance.

Milled copper grades during the fourth quarter of 2023 averaged 0.33%, an 8% reduction from the third quarter, but were significantly higher than the reserve grade of 0.25%. Copper recoveries of 78.8% were lower than the third quarter of 2023 due to volumetric restriction in the regrind circuit limiting the rougher circuit performance. Following a period of investigation, changes to the flotation operational strategy that mirror our successful processes at Constancia were implemented, including reagent selection and dose modification, reactivation and reprogramming of expert controls and circuit configuration changes. The benefits of these operational strategy improvements are expected to start to be realized in the second half of 2024.

Combined mine, mill and G&A unit operating costs in the fourth quarter of 2023 were C$20.90 per tonne milled, 16% below the third quarter. Combined unit operating costs are expected to decrease over time as we continue to implement our stabilization and optimization initiatives at Copper Mountain.

Contained metal in concentrate produced		Three months ended[3]	Since acquisition to1, 3	Guidance
		Dec. 31, 2023	Dec. 31, 2023	2023[2]	2024
Copper	tonnes	8,508	19,050	18,500 - 20,500	30,000 - 44,000
Gold	oz	3,495	8,848	8,000 - 10,000	17,000 - 26,000
Silver	oz	105,295	218,282	190,000 - 210,000	300,000 - 455,000
[1] Includes results from the date of acquisition, June 20, 2023.
[2] British Columbia guidance is from acquisition date, June 20, 2023, to the end of the fiscal year.
[3] Copper Mountain mine results are stated at 100%. Hudbay owns 75% of Copper Mountain mine.

Fourth quarter 2023 production of copper, gold and silver was 8,508 tonnes, 3,495 ounces and 105,295 ounces, respectively. We have achieved our post-acquisition 2023 production guidance for copper and gold and exceeded our post-acquisition guidance for silver.

British Columbia Cash Cost and Sustaining Cash Cost

		Three months ended	Since acquisition to2	Guidance
		Dec. 31, 2023	Dec. 31, 2023	2023[3]	2024
Cash cost per pound of copper produced, net of by-product credits[1]	$/lb	2.67	2.50	2.40 - 2.85	2.00 - 2.50
Sustaining cash cost per pound of copper produced, net of by-product credits[1]	$/lb	3.93	3.41
[1] Cash cost and sustaining cash costs per pound of copper produced, net of by-product credits, are not recognized under IFRS. For more detail on these non-IFRS financial performance measures, please see the discussion under the "Non-IFRS Financial Performance Measures" section of this MD&A.
[2] Includes results from the date of acquisition, June 20, 2023.
[3] British Columbia guidance is from acquisition date, June 20, 2023, to the end of the fiscal year.

Cash cost and sustaining cash cost per pound of copper produced, net of by-product credits, in the fourth quarter of 2023 were $2.67 and $3.93, respectively. Cash costs were within the post-acquisition guidance range.

Metal Sold

		Three months ended	Since acquisition to1
		Dec. 31, 2023	Dec. 31, 2023
Payable metal in concentrate
Copper	tonnes	9,119	18,075
Gold	oz	3,091	8,420
Silver	oz	98,441	189,443
[1] Includes results from the date of acquisition, June 20, 2023. The first concentrate shipment since the acquisition date was in July 2023 with no sales occurring in the 10-day stub period during the second quarter of 2023.

Quantities of payable metal sold for the three months and the period since acquisition ending December 31, 2023 were generally in line with contained metal production during the quarter.

OUTLOOK

This outlook includes forward-looking information about our operations and financial expectations based on our expectations and outlook as of February 22, 2024.

This outlook, including expected results and targets, is subject to various risks, uncertainties and assumptions, which may impact future performance and our achievement of the results and targets discussed in this section. For additional information on forward-looking information, refer to the "Forward-Looking Information" section of this MD&A. We may update our outlook depending on changes in metals prices and other factors, as per our "Commodity Markets" and "Sensitivity Analysis" discussions below. In addition to this section, refer to the "Operations Review", "Financial Review" and "Liquidity and Capital Resources" sections for additional details on our outlook for 2024.

Material Assumptions

Our annual production and operating cost guidance, along with our annual capital and exploration expenditure forecasts are discussed in detail below.

Production Guidance

Contained Metal in Concentrate and Doré[1]		2024 Guidance	Year ended Dec. 31, 2023	2023 Guidance
Peru
Copper	tonnes	98,000 - 120,000	100,487	91,000 - 116,000
Gold	oz	76,000 - 93,000	114,218	83,000 - 108,000
Silver	oz	2,500,000 - 3,000,000	2,505,229	2,210,000 - 2,650,000
Molybdenum	tonnes	1,250 - 1,500	1,566	1,300 - 1,600

Manitoba
Gold	oz	170,000 - 200,000	187,363	175,000 - 205,000
Zinc	tonnes	27,000 - 35,000	34,642	28,000 - 36,000
Copper	tonnes	9,000 - 12,000	12,154	9,000 - 12,000
Silver	oz	750,000 - 1,000,000	851,723	750,000 - 1,000,000

British Columbia
Copper	tonnes	30,000 - 44,000	19,050	18,500 - 20,500
Gold	oz	17,000 - 26,000	8,848	8,000 - 10,000
Silver	oz	300,000 - 455,000	218,282	190,000 - 210,000

Total
Copper	tonnes	137,000 - 176,000	131,691	118,500 - 148,500
Gold	oz	263,000 - 319,000	310,429	266,000 - 323,000
Zinc	tonnes	27,000 - 35,000	34,642	28,000 - 36,000
Silver	oz	3,550,000 - 4,455,000	3,575,234	3,150,000 - 3,860,000
Molybdenum	tonnes	1,250 - 1,500	1,566	1,300 - 1,600
[1] Metal reported in concentrate and doré is prior to refining losses or deductions associated with smelter terms.

On a consolidated basis, we successfully achieved 2023 production guidance for all metals. On a business unit stand-alone basis, Peru exceeded the top end of the gold production guidance range, Manitoba exceeded the top end of the copper production guidance range, while British Columbia exceeded the top end of the silver production guidance range for the portion of 2023 since the acquisition of the Copper Mountain mine.

In 2024, consolidated copper production is forecast to increase to 156,500 tonnes1, an increase of approximately 19% compared to 2023 actual production levels. This growth is a result of continued higher grade ore from Pampacancha in Peru and continued higher recoveries in both Peru and Manitoba, as well as the contribution from a full year of production at the Copper Mountain mine. Consolidated gold production in 2024 is expected to slightly decline to 291,000 ounces1, due to a smoothing of Pampacancha high grade gold zones over the 2023 to 2025 period, as described further below.

2024 copper production in Peru is expected to increase by 8% from 2023 levels to 109,000 tonnes1. Mill ore feed throughout 2024 is expected to revert back to the typical one-third from Pampacancha and two-thirds from Constancia, unlike 2023 when a majority of the ore feed was from Pampacancha in the second half of the year Gold production is expected to be 84,500 ounces1, lower than 2023 levels due to smoothing of Pampacancha high grade gold zones over the 2023 to 2025 period as additional high grade areas were being mined in 2023 ahead of schedule than were planned, resulting in gold production exceeding 2023 guidance levels, and other high grade areas were deferred to 2025. The gold production in Peru over the 2023 to 2025 period is expected to be higher than previous guidance levels.The Pampacancha deposit is now expected to be depleted in the third quarter of 2025, as opposed to mid-2025 previously. Peru's 2024 production guidance reflects periods of higher stripping activities in the Pampacancha pit in the second and third quarters, as well as regularly scheduled semi-annual mill maintenance shutdowns at Constancia during the second and fourth quarters of 2024.

In Manitoba, 2024 gold production is anticipated to be 185,000 ounces1, consistent with 2023 production, as we expect the high gold grades and recoveries to continue into 2024. The production guidance anticipates Lalor operating at 4,500 tonnes per day and an increase in New Britannia mill throughput to 1,800 tonnes per day given the mill has been consistently operating above its 1,500 tonnes per day nameplate capacity. Zinc production for 2024 is expected to be 31,000 tonnes1, a 10% year-over-year decline, as certain high grade zinc areas were shifted to 2023 and the Lalor mine continues to prioritize higher gold and copper grade zones in 2024. Manitoba's production guidance reflects a scheduled maintenance period at the Lalor mine during the third quarter of 2024.

In British Columbia, 2024 copper production is expected to be 37,000 tonnes1, in line with the technical report for Copper Mountain issued in December 2023.

We will release updated three-year production outlook together with its annual mineral reserve and resource update in March 2024.

Cash Cost Guidance

Copper remains the primary revenue contributor on a consolidated basis, and therefore, consolidated cost guidance has been presented as cash cost per pound of copper produced. We have also provided cash cost guidance for each of our operations based on their respective primary metal contributors.

Cash cost [1]		2024 Guidance	Year ended Dec. 31, 2023	2023 Guidance
Peru cash cost per pound of copper[2]	$/lb	1.25 - 1.60	1.07	1.05 - 1.30
Manitoba cash cost per ounce of gold[3]	$/oz	700 - 900	727	500 - 800
British Columbia cash cost per pound of copper[4]	$/lb	2.00 - 2.50	2.50	2.40 - 2.85

Consolidated cash cost per pound of copper[2]	$/lb	1.05 - 1.25	0.80	0.80 - 1.10
Consolidated sustaining cash cost per pound of copper[2]	$/lb	2.00 - 2.45	1.72	1.80 - 2.25
[1] Cash cost and sustaining cash cost, net of by-product credits, per pound of copper produced and cash costs, net of by-product credits, per ounce of gold produced is a non-IFRS financial performance measure with no standardized definition under IFRS. For further information and a detailed reconciliation, please see the discussion under the "Non-IFRS Financial Performance Measures" section of this MD&A.
[2] Peru cash cost, net of by-product credits, per pound of copper contained in concentrate and by-product credits are calculated using the gold and silver deferred revenue drawdown rates for the streamed ounces in Peru in effect on December 31, 2023 and the following commodity prices: $1,900 per ounce gold, $23.00 per ounce silver and $18.00 per pound molybdenum, and $1.15 per pound zinc.
[3] Manitoba cash cost, net of by-product credits, per ounce of gold contained in concentrate and doré and by-product credits are calculated using the following commodity prices: $3.75 per pound copper, $23.00 per ounce silver, $1.15 per pound zinc and an exchange rate of 1.35 C$/US$.
[4] British Columbia cash cost, net of by-product credits, per pound of copper contained in concentrate and by-product credits are calculated using the following commodity prices: $1,900 per ounce gold, $23.00 per ounce silver and an exchange rate of 1.35 C$/US$.

Copper cash cost in Peru is expected to increase to $1.25 to $1.60 per pound in 2024 versus 2023 primarily due to lower by-product credits and higher mining costs associated with lower capitalized stripping, partially offset by higher copper production.

Gold cash cost in Manitoba is expected to increase by 10%2 in 2024 compared to 2023 as a result of lower zinc and copper by-product credits and higher mining costs associated with less capitalized development costs.

Copper cash cost in British Columbia is expected to decrease by 10% in 20242 compared to 2023 and is expected to be significantly lower than the $2.69 per pound cash cost contemplated in the December 2023 technical report due to a reclassification of a portion of mining costs from operating expenses to capitalized costs. This is a result of a change from contractor mining to owner-operating mining as a more cost-effective approach for the additional required stripping, and the elimination of mining low-grade ore to stockpile in 2024 which increases the strip ratio and allocation of mining costs to capitalized stripping. In addition, the 2024 costs reflect a decrease in the discretionary tonnes moved with total material moved in 2024 now expected to be 97 million tonnes compared to 104 million tonnes in the technical report.

Consolidated copper cash cost and consolidated sustaining cash cost in 2024 are both expected to be higher than 2023 results due to lower by-product credits and a full year of contributions from British Columbia.

Capital Expenditure Guidance

Capital Expenditures[1] (in $ millions)	2024 Guidance[5,6]	Year ended Dec. 31, 2023	2023 Revised Guidance[7]	2023 Guidance[5]
Sustaining capital [2]
Peru [3]	130.0	132.1	150.0	160.0
Manitoba	55.0	55.8	60.0	75.0
British Columbia - sustaining capital	35.0	30.2	33.0	-
British Columbia - capitalized stripping [3]	70.0
Total sustaining capital	290.0	218.1	243.0	235.0
Growth capital
Peru	2.0	12.1	10.0	10.0
Manitoba[4]	10.0	13.5	15.0	15.0
British Columbia	5.0	1.2	2.0
Arizona	20.0	21.3	25.0	30.0
Total growth capital	37.0	48.1	52.0	55.0
Capitalized exploration[5]	8.0	7.8	10.0	10.0
Total	335.0	274.0	305.0	300.0
[1] Excludes capitalized costs not considered to be sustaining or growth capital expenditures.
[2] Sustaining capital guidance excludes right-of-use lease additions and additions as a result of equipment financing arrangements.
[3] Includes capitalized stripping and development costs.
[4] Partially funded by approximately $3 million in Canadian Development Expense flow-through financing proceeds.
[5] 2023 and 2024 capital expenditure guidance excludes right-of-use lease additions and additions as a result of equipment financing arrangements.
[6] Capital expenditures are converted into U.S. dollars using an exchange rate of 1.35 C$/US$.
[7] Capital expenditure guidance reflects revised guidance issued with third quarter results, including lower anticipated capital spend in Manitoba and Peru, and new British Columbia guidance.

2023 total capital expenditures, excluding British Columbia, were $57 million, lower than original guidance expectations as a result of the discretionary capital reductions across the business. British Columbia capital expenditures were in line with 2023 guidance levels.

Total capital expenditures are expected to be $335 million for 2024. We expect to continue to reduce discretionary spending with year-over-year capital reductions in Peru and Manitoba, while spending in British Columbia will be focused on stabilization initiatives and accelerated stripping activities. Discretionary growth spending and capitalized exploration are expected to remain at low levels in 2024 and reflect a 20% decrease from 2023.

Peru's sustaining capital expenditures in 2024 are expected to decrease to $130 million primarily as a result of lower capitalized stripping. Peru's growth capital spending of $2 million in 2024 relates to continued mill recovery improvements in the molybdenum and copper circuits.

Manitoba's sustaining capital expenditures in 2024 are expected to be consistent with the lower 2023 spending, primarily due to a continued focus on streamlining costs and less mine capital development with increased post pillar mining. Manitoba's growth capital spending of $10 million in 2024 relates to the advancement of a development and exploration drift at the 1901 deposit to confirm the optimal mining method for the base metal and gold lenses and converting the inferred mineral resources in the gold lenses to mineral reserves. The 1901 growth expenditures will be partially funded by $3 million in proceeds from a Canadian Development Expense flow-through financing in December 2023.

Manitoba spending guidance excludes approximately $15 million of annual care and maintenance costs related to the Flin Flon facilities in 2024, which are expected to be recorded as other operating expenses. The 2024 Flin Flon care and maintenance costs are 25% lower than prior annual costs as a result of several cost efficiencies achieved and identified to-date.

In British Columbia, sustaining capital expenditures in 2024 are expected to be $35 million for equipment and building capital. In addition, we expect to spend approximately $70 million for capitalized stripping costs in 2024 as it executes an accelerated stripping campaign as part of our stabilization plan. The 2024 sustaining capital costs include a reclassification of mining costs from operating expenses to capitalized costs when compared to the December 2023 Copper Mountain technical report. This is a result of a change from contractor mining to owner-operating mining as a more cost-effective approach for the additional required stripping, as well as the elimination of mining low-grade ore to stockpile in 2024 which increases the strip ratio and allocation of mining costs to capitalized stripping despite lowering the overall tonnes moved. This change lowers the cost per tonne moved and in turn the expected cash costs for British Columbia in 2024, as noted above, but the total aggregate operating and capital costs for 2024 are expected to be in line with the December 2023 technical report.

Arizona growth capital spending of $20 million includes annual carrying and permitting costs for the Copper World and Mason projects for 2024.

Exploration Guidance

(in $ millions)		Year ended
	2024 Guidance	Dec. 31, 2023[2]	2023 Guidance
Peru[1]	17.0	15.2	15.0
Manitoba[3]	23.0	10.4	15.0
British Columbia	2.0	3.9	-
Arizona and other	1.0	2.4	-
Total exploration expenditures	43.0	31.9	30.0
Capitalized spending	(8.0)	(7.8)	(10.0)
Total exploration expense	35.0	24.1	20.0
[1] Exploration guidance excludes $5 million of non-cash amortization of community agreements for exploration properties.
[2] 2023 exploration actuals exclude $5.2 million of non-cash amortization of community agreements for exploration properties.
[3] Partially funded by approximately $11 million in Canadian Exploration Expense flow-through financing proceeds.

Total expected exploration expenditures of $43 million in 2024 are 35% higher than 2023 spending primarily due to an extensive drilling program underway in Snow Lake, Manitoba. Our 2024 exploration activities are focused on areas with high potential for new discovery and mineral reserve and resource expansion.

In Peru, 2024 exploration activities will continue to focus on permitting and drill preparation for the Maria Reyna and Caballito properties near Constancia. In Manitoba, we have initiated the largest exploration program in its history in Snow Lake focused on testing the deep extensions of the gold and copper zones at Lalor, the Lalor Northwest target, the newly acquired Cook Lake claims, and the former Rockcliff properties. We intend to complete geophysical surveys on the new land package in the Snow Lake area to generate additional targets with plans to start drilling those targets later in 2024. A portion of the 2024 Manitoba exploration program will be funded by $11 million in proceeds from a critical minerals premium flow-through financing completed in December 2023. We issued 1,310,000 Canadian Exploration Expense ("CEE") flow-through common shares ("Flow-Through Common Shares") of the company, at a price of C$11.50 per CEE Flow-Through Common Share, representing a premium of approximately 85%.

2 Year-over-year forecast changes assume the mid-point of the respective guidance range is achieved.

Commodity Markets

Our 2024 operational and financial performance will be influenced by a variety of factors including our production volumes, metal prices and input costs. The general performance of the Chinese, North American and global economies will influence the demand for copper and zinc and the prices we receive, while interest rates, inflation, the performance of financial markets, the amount of central bank gold purchases and the level of geopolitical uncertainty will drive the price we receive for our gold.

In the early months of 2024, central banks, led by the US Federal Reserve, have maintained policies to fight inflation by keeping short term interest rates high. Current consensus is that central banks will begin to drop rates in the second half of 2024 to try and engineer a soft economic landing whist avoiding a recession. This trajectory is even more probable as over half the global population will head to the polls during 2024 which will pressure incumbent administrations, hoping to remain in power to generate a prosperous economic outcome in 2024. In addition, the Chinese government appears committed to undertaking a significant amount of economic stimulus to ensure that they maintain their goal of 5% GDP growth and improved employment for their younger citizens. While these factors are collectively positive for economic growth and base metal demand, there remains a very high level of geopolitical uncertainty in the world with wars and political instability in the Ukraine and the Middle East which could adversely affect the world economy and demand for base metals. These same geopolitical forces could also have an adverse impact on oil prices and trade flows which could increase our production costs.

The realized prices we achieve in the commodity markets significantly affect our financial performance. Our general expectations regarding metals prices and foreign exchange rates are included below and in the "Sensitivity Analysis" section of this MD&A.

We have developed the following market analysis from various information sources including analyst and industry experts and our own market intelligence.

Copper

In 2023, the London Metal Exchange ("LME") copper price began the year strongly averaging $4.04 per pound during the first 4 months of the year buoyed by expectations of a strong economic rebound in China. In the second quarter of the year, when it became apparent that the Chinese economic recovery was more tepid, market sentiment quickly soured and the price averaged only $3.75 per pound for the last 8 months of the year bringing the annual average price in at $3.85 per pound. During the last quarter of 2023 and into early 2024 copper prices have been rangebound between $3.54 and $3.87 per pound as market sentiment has shifted back and forth between concerns about declining near term copper demand and concerns about lower supply due to the sudden closure of the Cobre de Panama mine and lower production estimates from established mines in Chile and other parts of the world.

2024 is expected to be an uncertain year for the copper price due to significant volatility on both supply and demand sides of the market as well as economic uncertainty related to the timing of interest rate reductions and geopolitical turmoil. However, growing future demand for copper driven by the Green Revolution will necessitate the development of intrinsically higher capital cost greenfield mines from the world's existing inventory of undeveloped deposits, which, in combination with the significant operating cost inflation that has occurred over the past several years, will almost certainly result in significantly higher copper prices in 2025 and beyond.

Zinc

In 2023, the LME zinc price started the year strongly, reaching a high of $1.58 per pound towards the end of January before dropping precipitously to a low of $1.02 per pound in May, after succumbing to the double hit of falling metal demand and increasing zinc metal supply which produced the first zinc metal market surplus in many years.  The dramatically lower prices have already had an effect on mine production with several higher cost zinc mines (Tara, Nystar's Tennesse mines, Aljustrel and Myra Falls) being placed on care and maintenance in the second half of 2023. Despite these mine supply curtailments and others that are likely to follow, continued weak demand from China's housing sector and large metal inventories within China are likely to weigh on the zinc market for the remainder of 2024 causing LME zinc prices to remain between $1.00 and $1.10 per pound.

Gold

In 2023, the London Gold Bullion Market price for gold averaged $1,943 per ounce, which, for the first time in several years, was up substantially from the prior year average of $1,803 per ounce. Gold prices began the year at $1,843 per ounce and rose to close the year at an all-time high of $2,078 per ounce on December 28, 2023. The price increase during the year was largely driven by exceptional demand from emerging market central banks and geopolitical instability in many areas of the world.

The physical supply and demand for gold is not an arbitrator of future prices as it is with base metals because most of the gold ever mined is stored in bank vaults. Gold is an investment that has traditionally provided a safe haven for investors during uncertain economic times, as well as a hedge against inflation, future currency devaluation and declining values of other riskier asset classes. The consensus economic outlook for a soft economic landing in the US and Europe, softer growth in China, easing inflation and a decline in central bank rates in the second half of the year would normally bode poorly for gold prices. However, continued geopolitical instability combined with the continued central bank buying trend that has pushed central bank holdings to their highest level since 1974 may support gold prices and allow them to stay above $2,000 per ounce for the balance of 2024.

Treatment Charges, Refining Charges, and Freight Costs

Hudbay's operating margins are affected by a variety of marketing related costs related to the products that we produce. For the copper, zinc and molybdenum concentrates that we produce, we pay freight costs to deliver these products from our facilities to our customers, which include, depending on the destination, various combinations of truck, rail or ocean freight costs along with warehousing and loading fees. We also pay treatment and refining charges ("TC/RCs") to our customers who process our concentrates. For precious metal doré we produce, we incur transportation costs to ship to a third party refinery.

A portion of our copper concentrate sales are made under multiyear contracts with an annual benchmark reference for TC/RCs. The annual benchmark for 2024 was recently established at $80/8¢, compared to $88/8.8¢ in 2023. However, since the benchmark was established, the global concentrate market has tightened significantly, reflecting the closure of the Cobre Panama mine and spot treatment and refining charges have responded by dropping as low as $25/2.5¢.

Hudbay is also exposed to zinc concentrate treatment charges as a seller of zinc concentrate. The 2024 zinc concentrate benchmark has not yet been established, but is expected to be well below 2023's level of US$274/dmt. The zinc concentrate market is currently tight with spot treatment charges at approximately $100/dmt.

Bulk ocean freight rates were volatile in 2023. Spot rates generally declined during the first half of 2023, before rebounding strongly in the second half, in part due to drought induced restrictions at the Panama Canal.

Conversely, container rates were largely weak throughout 2023, as new container vessel construction added to global supply. However, the recent instability in the middle east has the potential to send container rates higher again as vessels are forced to use longer routes rather than sailing through the Suez Canal.

Sensitivity Analysis

The following table displays the estimated impact of changes in metals prices and foreign exchange rates on our 2024 net profit, earnings per share and operating cash flow, assuming that our operational performance is consistent with the mid-point of our guidance for 2024. The effects of a given change in an assumption are calculated in isolation.

	2024	Change of 10%	Impact on	Impact on	Impact on Operating CF
	Base	represented by:	Profit	EPS[1]	before WC changes
Metals Prices
Copper price[2]	$3.75/lb	' +/- $0.38/lb	' +/- $78M	' +/- $0.22	' +/- $107M
Zinc price	$1.15/lb	' +/- $0.12/lb	' +/- $4M	' +/- $0.01	' +/- $6M
Gold price[3]	$1,900/oz	' +/- $190/oz	' +/- $30M	' +/- $0.09	' +/- $43M
Exchange Rates [4]
C$/US$	1.35	'+/-0.14	' +/- $59M	' +/- $0.17	' +/- $53M
[1] Based on 350.7 million common shares outstanding as at December 31, 2023.
[2] Quotational period hedging program neutralizes provisional pricing adjustments.
[3] Gold price sensitivity also includes an impact of a +/- 10% change in the silver price (2024 assumption: $23.00/oz of silver).
[4] Change in profit from operational performance only, does not include change in profit arising from translation of balance sheet accounts.

FINANCIAL REVIEW

Our financial results presented within this "Financial Review" section include results from the British Columbia business unit from the June 20, 2023 acquisition date.

Financial Results

In the fourth quarter of 2023, we recorded a net profit of $33.5 million compared to a net loss of $17.5 million in the fourth quarter of 2022, representing an increase in profit of $51.0 million. For the full year of 2023, we recorded a net profit of $69.5 million compared to a net profit of $70.4 million in 2022, representing a decrease in profit of $0.9 million.

The following table provides further details on these variances:

(in $ millions)	Three months ended December 31, 2023	Year ended December 31, 2023
Increase (decrease) in components of profit or loss:
Revenues	281.0	228.6
Cost of sales
Mine operating costs	(111.5)	(58.9)
Depreciation and amortization	(42.4)	(54.0)
Selling and administrative expenses	(1.3)	(5.2)
Exploration expenses	(5.8)	5.1
Re-evaluation adjustment - environmental obligation	(20.5)	(122.1)
Other expenses	8.0	(5.7)
Impairment - Arizona	-	95.0
Net finance expense	(12.2)	(26.8)
Tax expense	(44.3)	(56.9)
Increase (decrease) in profit for the period	51.0	(0.9)

Revenue

Revenue for the fourth quarter of 2023 was a record $602.2 million, $281.0 million higher than the same period in 2022, primarily as a result of $83.7 million of incremental revenue generated by our recently acquired Copper Mountain mine as well as higher copper and gold sales volumes from mining the high-grade zones of the Pampacancha deposit and higher gold and copper grade zones at Lalor, and higher copper and gold metal prices partially offset by higher molybdenum prices and sales volumes and higher treatment and refining charges.

Revenue for the year ended December 31, 2023 was $1,690.0 million, $228.6 million higher than in 2022, mainly due to $165.4 million of incremental revenue generated by our recently acquired Copper Mountain mine as well as higher copper and gold sales volumes and higher gold prices. These factors were partially offset by lower zinc sales volumes, lower copper and zinc metal prices and higher treatment and refining charges. Copper sales volumes for the year ended December 31, 2023 were significantly higher than the prior year despite the closure of the 777 mine in Manitoba in June 2022, which contributed to higher production and sales in the comparative period.

The following table provides further details on these variances:

(in $ millions)	Three months ended December 31, 2023	Year ended December 31, 2023

Metals prices[1]
Higher (lower) copper prices	9.4	(28.6)
Lower zinc prices	(3.6)	(34.6)
Higher gold prices	44.9	64.0
Higher silver prices	4.0	2.4
Sales volumes
Higher copper sales volumes	75.0	108.2
Lower zinc sales volumes	(2.5)	(114.9)
Higher gold sales volumes	88.1	91.1
Higher (lower) silver sales volumes	6.8	(0.4)
British Columbia Business Unit
Copper	79.4	153.0
Gold	6.9	17.0
Silver	2.4	4.5
Treatment & Refining	(4.8)	(9.8)
Other
Change in derivative mark-to-market on zinc	-	0.4
Change in derivative mark-to-market on copper	0.1	3.8
Molybdenum and other volume and pricing differences	(14.1)	3.6
Variable consideration adjustments	-	3.9
Effect of higher treatment and refining charges	(11.0)	(35.0)

Increase in revenue in 2023 compared to 2022	281.0	228.6
[1] See discussion below for further information regarding metals prices.

Our revenue by significant product type is summarized below:

	Three months ended		Year ended
(in $ millions)	Dec. 31, 2023	Dec. 31, 2022	Dec. 31, 2023	Dec. 31, 2022
Copper	361.7	203.6	1,065.8	838.1
Zinc	18.7	24.1	76.6	223.4
Gold	183.8	67.4	463.0	325.1
Silver	11.8	2.8	35.6	24.9
Molybdenum	21.2	17.6	79.4	54.5
Other metals	-	0.7	0.2	5.4
Revenue from contracts	597.2	316.2	1,720.6	1,471.4
Amortization of deferred revenue - gold	16.3	4.4	39.7	36.0
Amortization of deferred revenue - silver	10.2	6.0	32.7	36.2
Amortization of deferred revenue - variable consideration adjustments - prior periods	-	-	4.9	1.0
Pricing and volume adjustments[1]	14.2	14.5	5.8	(14.3)
Treatment and refining charges	(35.7)	(19.9)	(113.7)	(68.9)
Revenue	602.2	321.2	1,690.0	1,461.4
[1] Pricing and volume adjustments represents mark-to-market adjustments on provisionally prices sales, realized and unrealized changes to fair value for non-hedge derivative contracts and adjustments to originally invoiced weights and assays.

For further detail on variable consideration adjustments, refer to note 21 of our consolidated financial statements.

Realized sales prices

This measure is intended to enable management and investors to understand the average realized price of metals sold to third parties in each reporting period. The average realized price per unit sold does not have any standardized meaning prescribed by IFRS, is unlikely to be comparable to similar measures presented by other issuers and should not be considered in isolation or a substitute for measures of performance prepared in accordance with IFRS.

For sales of copper, zinc, gold and silver we may enter into non-hedge derivatives ("QP hedges") which are intended to manage the provisional pricing risk arising from quotational period terms in concentrate sales agreements. The gains and losses on QP hedges are included in the calculation of realized prices. We expect that gains and losses on QP hedges will offset provisional pricing adjustments on concentrate sales contracts.

Our realized prices for the fourth quarter and full year 2023 and 2022, respectively, are summarized below:

			Realized prices[1] for the		LME YTD 2023[2]	Realized prices[1] for the
			Three months ended			Year ended
		LME QTD 2023[2]	Dec. 31, 2023	Dec. 31, 2022		Dec. 31, 2023	Dec. 31, 2022
Prices
Copper	$/lb	3.70	3.77	3.61	3.85	3.82	3.94
Zinc[3]	$/lb	1.13	1.14	1.36	1.20	1.18	1.72
Gold[4]	$/oz		2,062	1,615		1,898	1,656
Silver[4]	$/oz		21.67	16.99		21.85	20.88
[1] Realized prices exclude refining and treatment charges and are on the sale of finished metal or metal in concentrate. Realized prices include the effect of provisional pricing adjustments on prior period sales.
[2] London Metal Exchange average for copper and zinc prices.
[3] Includes sales of zinc concentrate and sales of zinc metal. Zinc realized prices include premiums paid by customers for delivery of refined zinc metal, but exclude unrealized gains and losses related to non-hedge derivative contracts that are included in zinc revenues. Realized prices include the effect of provisional pricing adjustments on zinc concentrate.
[4] Sales of gold and silver from Constancia mine are subject to our precious metals stream agreement with Wheaton, pursuant to which we recognize deferred revenue for precious metals deliveries and also receive cash payments. Stream sales are included within realized prices and their respective deferred revenue and cash payment rates can be found on page 43 of this MD&A.

The realized prices denoted in the table above exclude the impact of derivative mark-to-market gains and losses on non-QP hedges.

During the fourth quarter of 2023, the Copper Mountain mine entered into forward sales contracts for a total of 3,600 tonnes of 2024 copper production over the twelve-month period from May 2024 to April 2025 at an average price of $3.93 per pound, as well as a zero-cost collar program for 6,000 tonnes of 2024 copper production over the twelve-month period from May 2024 to April 2025 at an average floor price of $3.83 per pound and an average cap price of $4.03 per pound. Together, the forward sales and zero cost collar hedges entered into during the fourth quarter represent approximately 25% of Copper Mountain's expected 2024 production.

The following tables provide a reconciliation of average realized price per unit sold, by metal, to revenues as shown in the consolidated financial statements.

Three months ended December 31, 2023
(in $ millions) [1]	Copper	Zinc	Gold	Silver	Molybdenum	Other	Total
Revenue from contracts [2]	361.7	18.7	183.8	11.8	21.2	-	597.2
Amortization of deferred revenue	-	-	16.3	10.2	-	-	26.5
Pricing and volume adjustments [3]	4.4	(0.1)	16.1	0.7	(6.9)	-	14.2
By-product credits [4]	366.1	18.6	216.2	22.7	14.3	-	637.9
Derivative mark-to-market [5]	0.1	-	-	-	-	-	0.1
Revenue, excluding mark-to-market on non-QP hedges[4]	366.2	18.6	216.2	22.7	14.3	-	638.0
Payable metal in concentrate and doré sold [6]	44,006	7,385	104,841	1,048,879	468	-	-
Realized price [7]	8,321	2,519	2,062	21.67	-	-	-
Realized price [8]	3.77	1.14	-	-	-	-	-
Year ended December 31, 2023
(in $ millions) [1]	Copper	Zinc	Gold	Silver	Molybdenum	Other	Total
Revenue from contracts [2]	1,065.8	76.6	463.0	35.6	79.4	0.2	1,720.6
Amortization of deferred revenue	-	-	39.7	32.7	-	-	72.4
Pricing and volume adjustments [3]	(8.3)	(1.7)	22.9	0.4	(7.5)	-	5.8
By-product credits [4]	1,057.5	74.9	525.6	68.7	71.9	0.2	1,798.8
Derivative mark-to-market [5]	(3.8)	-	-	-	-	-	(3.8)
Revenue, excluding mark-to-market on non-QP hedges	1,053.7	74.9	525.6	68.7	71.9	0.2	1,795.0
Payable metal in concentrate and dore sold [6]	124,996	28,779	276,893	3,145,166	1,462	-	-
Realized price [7]	8,430	2,603	1,898	21.85	-	-	-
Realized price [8]	3.82	1.18	-	-	-	-	-
[1] Average realized price per unit sold may not calculate based on amounts presented in this table due to rounding.
[2] As per financial statements.
[3] Pricing and volume adjustments represents mark-to-market adjustments on provisionally priced sales, realized and unrealized changes to fair value for non-hedge derivative contracts and adjustments to originally invoiced weights and assays.
[4] By-product credits subtotal is used in the calculated of cash cost per pound of copper and ounce of gold produced, net of by-product credits. Cash cost per pound of copper and per ounce of gold produced, net of by-product credits, are non-IFRS financial performance measures with no standardized definition under IFRS. For further information and a detailed reconciliation, please see the discussion under the "Non-IFRS Financial Performance Measures" section of this MD&A.
[5] Derivative mark-to-market excludes mark-to-market on QP hedges.
[6] Copper, zinc and molybdenum shown in metric tonnes and gold and silver shown in ounces.
[7] Realized price for copper and zinc in $/metric tonne and realized price for gold and silver in $/oz.
[8] Realized price for copper and zinc in $/lb.

The price, quantity and mix of metals sold, affect our revenue, operating cash flow and profit. Revenue from metals sales can vary from quarter to quarter due to production levels, shipping volumes and transfer of risk and title to customers.

Three months ended December 31, 2022
(in $ millions) [1]	Copper	Zinc	Gold	Silver	Molybdenum	Other	Total
Revenue from contracts [2]	203.6	24.1	67.4	2.8	17.6	0.7	316.2
Amortization of deferred revenue	-	-	4.4	6.0	-	-	10.4
Pricing and volume adjustments [3]	(1.4)	0.6	4.5	0.7	10.1	-	14.5
By-product credits [4]	202.2	24.7	76.3	9.5	27.7	0.7	341.1
Derivative mark-to-market [5]	-	-	-	-	-	-	-
Revenue, excluding mark-to-market on non-QP hedges	202.2	24.7	76.3	9.5	27.7	0.7	341.1
Payable metal in concentrate and dore sold [6]	25,415	8,230	47,256	559,306	421	-	-
Realized price [7]	7,956	3,001	1,615	16.99	-	-	-
Realized price [8]	3.61	1.36	-	-	-	-	-
Year ended December 31, 2022
(in $ millions) [1]	Copper	Zinc	Gold	Silver	Molybdenum	Other	Total
Revenue from contracts [2]	838.1	223.4	325.1	24.9	54.5	5.4	1,471.4
Amortization of deferred revenue	-	-	36.0	36.2	-	-	72.2
Pricing and volume adjustments [3]	(17.0)	0.6	(7.6)	1.1	8.6	-	(14.3)
By-product credits [4]	821.1	224.0	353.5	62.2	63.1	5.4	1,529.3
Derivative mark-to-market [5]	-	0.4	-	-	-	-	0.4
Revenue, excluding mark-to-market on non-QP hedges	821.1	224.4	353.5	62.2	63.1	5.4	1,529.7
Payable metal in concentrate and dore sold [6]	94,473	59,043	213,415	2,978,485	1,352	-	-
Realized price [7]	8,691	3,801	1,656	20.88	-	-	-
Realized price [8]	3.94	1.72	-	-	-	-	-
[1] Average realized price per unit sold may not calculate based on amounts presented in this table due to rounding.
[2] As per consolidated financial statements.

[3] Pricing and volume adjustments represents mark-to-market adjustments on provisionally priced sales, realized and unrealized changes to fair value for non-hedge derivative contracts and adjustments to originally invoiced weights and assays.

[4] By-product credits subtotal is used in the calculated of cash cost per pound of copper and zinc produced, net of by-product credits. Cash cost per pound of copper and per ounce of gold produced, net of by-product credits, are non-IFRS financial performance measures with no standardized definition under IFRS. For further information and a detailed reconciliation, please see the discussion under the "Non-IFRS Financial Performance Measures" section of this MD&A.

[5] Derivative mark-to-market excludes mark-to-market on QP hedges.
[6] Copper, zinc and molybdenum shown in metric tonnes and gold and silver shown in ounces.
[7] Realized price for copper, zinc and molybdenum in $/metric tonne and realized price for gold and silver in $/oz.
[8] Realized price for copper and zinc in $/lb.

Stream Sales

The following table shows stream sales included within realized prices and their respective deferred revenue and cash payment rates:

		Three months ended	Year ended
		Dec. 31, 2023	Dec. 31, 2023
		Peru[1]	Peru[1]
Gold	oz	19,925	48,522
Silver	oz	665,191	2,140,243

Gold deferred revenue drawdown rate[1,2]	$/oz	820	820
Gold cash rate[3]	$/oz	420	418
Total gold stream realized price	$/oz	1,240	1,238

Silver deferred revenue drawdown rate[1,2]	$/oz	15.26	15.26
Silver cash rate[3]	$/oz	6.20	6.17
Total silver stream realized price	$/oz	21.46	21.43

		Three months ended		Year ended
		Dec. 31, 2022		Dec. 31, 2022
		Manitoba	Peru[1]	Manitoba	Peru[1]
Gold	oz	-	6,013	11,115	30,275
Silver	oz	-	402,883	235,626	2,038,748
Gold deferred revenue drawdown rate[1,2]	$/oz	-	734	1,238	734
Gold cash rate[3]	$/oz	-	416	430	414
Total gold stream realized price	$/oz	-	1,150	1,668	1,148

Silver deferred revenue drawdown rate[1,2]	$/oz	-	14.95	24.43	14.95
Silver cash rate[3]	$/oz	-	6.14	6.34	6.11
Total silver stream realized price	$/oz	-	21.09	30.77	21.06
[1] Subsequent to the variable consideration adjustment recorded on January 1, 2023, the deferred revenue amortization is recorded in Peru at $820/oz gold and $15.26/oz silver (December 31, 2022 - $734/oz gold and $14.95/oz silver).
[2] Deferred revenue drawdown rates for gold and silver do not include variable consideration adjustments.
[3] The gold and silver cash rate for Peru increased by 1% from $400/oz and $5.90/oz effective August 4, 2019. Subsequently every year, on August 4, the cash rate will increase by 1% compounded. The gold and silver cash rate for Manitoba increased by 1% from $400/oz and $5.90/oz effective August 1, 2015. Subsequently every year, on August 1, the cash rate will increase by 1% compounded. The weighted average cash rate is disclosed.

Cost of Sales

Our detailed cost of sales is summarized as follows:

(in $ thousands)	Three months ended		Year ended
	Dec. 31, 2023	Dec. 31, 2022	Dec. 31, 2023	Dec. 31, 2022
Peru
Mining	30,336	41,647	122,651	137,546
Milling	50,199	50,723	198,062	195,152
Changes in product inventory	8,048	(15,685)	28,128	(31,348)
Depreciation and amortization	85,722	58,256	275,647	211,043
G&A	24,994	14,912	77,299	63,092
Inventory adjustments	-	-	-	(558)
Freight, royalties and other charges	22,310	17,263	68,360	55,651
Total Peru cost of sales	221,609	167,116	770,147	630,578
Manitoba
Mining	40,236	38,112	161,090	192,704
Milling	15,346	14,868	62,310	73,903
Zinc plant	-	-	-	32,755
Changes in product inventory	12,809	(740)	1,805	28,223
Depreciation and amortization	30,601	21,152	104,266	126,572
Inventory adjustments	1,402	7	2,308	4,111
G&A	8,601	6,847	35,171	62,782
Curtailment	-	(2,384)	-	(2,384)
Freight, royalties and other charges	6,765	6,542	23,717	35,308
Total Manitoba cost of sales	115,760	84,404	390,667	553,974
British Columbia
Mining	19,015	-	48,266	-
Milling	25,218	-	49,320	-
Changes in product inventory	8,469	-	8,472	-
Depreciation and amortization	5,489	-	11,744	-
G&A	5,643	-	10,693	-
Freight, royalties and other charges	4,230	-	8,160	-
Total British Columbia cost of sales	68,064	-	136,655	-
Cost of sales	405,433	251,520	1,297,469	1,184,552

Total cost of sales for the fourth quarter of 2023 was $405.4 million, reflecting an increase of $153.9 million from the fourth quarter of 2022 and included a full quarter of operating costs from Copper Mountain, totaling $68.1 million. Peru cost of sales increased by $54.5 million in the fourth quarter of 2023, compared to the same period of 2022 mainly due to higher depreciation, inline with the higher production during the quarter. Peru cost of sales was also higher in the fourth quarter of 2023, versus the comparative 2022 period, due to higher G&A and a drawdown of copper concentrate versus the comparative period. These increases were partially offset by lower mining costs.

Manitoba cost of sales increased by $31.4 million in the fourth quarter of 2023, compared to the same period of 2022. This was primarily as a result of a drawdown of copper concentrate inventory that had built up during the third quarter of 2023 versus the comparative period and an increase in depreciation from the increase in production compared to the prior period.

Total cost of sales for the full year 2023 was $1,297.5 million, reflecting an increase of $112.9 million from the same period in 2022 in part due to $136.7 million of operating costs from Copper Mountain with no similar costs in the comparative period. In addition, Peru cost of sales increased by $139.6 million mainly driven by higher depreciation due to the same reason outlined in the quarterly variance, a higher relative drawdown of product inventory, higher G&A and higher freight costs, partially offset by lower mining costs. These increases were partially offset by a decrease in Manitoba cost of sales by $163.3 million as a result of the closure of the zinc plant in June 2022, decreases in the mining, milling and depreciation costs due to the planned closure of 777 and the Flin Flon mill and a reduction of G&A and freight costs.

For details on unit operating costs, refer to the respective tables in the "Operations Review" section of this MD&A.

For the fourth quarter of 2023, other significant variances in non-operating expenses, compared to the same period in 2022, include the following:

- Re-evaluation adjustment - environmental provision loss increased by $20.5 million due to the relative revaluation of the environmental reclamation provision primarily on our Manitoba non-producing sites from changes in long term risk-free discount rates and inflation rates.

Given the long term nature of the reclamation cash flows, the related environmental reclamation provision is highly sensitive to changes in inflation rates and long-term risk-free discount rates and, as such, we may continue to experience significant quarterly closure cost provision revaluations.

- Other expenses decreased by $8.0 million compared to 2022. The decrease was primarily due to a $4.2 million insurance recovery in the current period, a $3.9 million VAT gain in Peru in the current period and a $5.8 million comparative period corporate restructuring charge which did not recur in 2023. These impacts were partially offset by a comparative increase in losses on disposition of property, plant and equipment and increased amortization of community costs.

- Exploration expenses increased by $5.8 million primarily due to expensed exploration spending at our British Columbia business unit with no comparative period expense incurred.

For the year 2023, other significant variances in non-operating expenses, compared to the same period in 2022, include the following:

- Re-evaluation adjustment - environmental provision gain decreased by $122.1 million, for the same reasons outlined in the quarterly variance analysis.

- Impairment - Arizona - The prior period had a $95.0 million impairment related to certain capitalized costs and assets associated with the previous stand-alone development plan for the Rosemont deposit, which were determined to no longer be recoverable. No impairment was recorded in the comparative 2023 period.

- Exploration expenses decreased by $5.1 million as Copper World drilling and exploration costs, which were mainly expensed in the comparative 2022 period, have since been completed with incremental Copper World exploration now being capitalized.

- Selling and administrative expenses increased by $5.2 million reflecting a higher share based compensation expense as a result of an increase in share price during the current year compared to the same period in 2022.

- Other expenses increased by $5.7 million primarily due to a comparative increase in losses on disposition of property, plant and equipment and increased amortization of community costs. In addition there were increases in care & maintenance costs for the Flin Flon zinc refinery-concentrator and tailings impoundment area as well as transaction costs incurred to complete the acquisition of Copper Mountain. Partially offsetting these impacts was higher comparative period restructuring charges related to the closure of the Flin Flon operations in the second quarter of 2022, decreases in Copper World evaluation costs which were completed in the prior year and a comparative period corporate restructuring charge which did not recur in 2023.

Net finance expense

(in $ thousands)	Three months ended		Year ended
	Dec. 31, 2023	Dec. 31, 2022	Dec. 31, 2023	Dec. 31, 2022

Finance costs - accrued or payable:
Interest expense on long-term debt	20,317	16,933	76,202	67,663
Withholding taxes	1,458	1,528	6,035	6,092
Loss on disposal of investments	-	516	667	3,648
Other accrued/payable costs[1]	2,250	663	2,132	5,279
Total finance costs - accrued or payable	24,025	19,640	85,036	82,682

Finance costs - non-cash:
Accretion on streaming agreements[2]	6,597	7,018	26,291	27,778
Change in fair value of financial assets and liabilities at fair value through profit or loss	9,493	6,830	14,053	942
Other non-cash costs[3]	8,814	3,240	19,955	7,092
Total finance costs - non-cash	24,904	17,088	60,299	35,812
Net finance expense	48,929	36,728	145,335	118,494
[1] Includes interest income and other finance expense.
[2] Includes variable consideration adjustment (prior periods).
[3] Includes accretion on community agreements, accretion on Wheaton refund liability, unwinding of discount on provisions, and net foreign exchange losses (gains).

Net finance expense during the fourth quarter ended December 31, 2023, increased by $12.2 million compared to the fourth quarter of 2022 primarily due to a $4.0 million increase net foreign exchange losses, a $3.4 million increase in interest expense as result of interest on the Copper Mountain Bonds and our revolving credit facility balance, a $1.8 million increase in other finance expense as a result of additional finance lease expenses, a $1.7 million increase in the net revaluation loss on our equity investments, a $1.6 million increase in accretion on community agreements and environmental provisions and a $1.0 million increase in the relative revaluation loss of the gold prepayment liability.

Net finance expense during the year ended 2023, increased by $26.8 million compared to the year ended in 2022 due to an $8.5 million increase in interest expense as result of interest on the Copper Mountain Bonds and our revolver balance, a $7.8 million increase in the revaluation loss of the gold prepayment liability, a $10.7 million decrease in net foreign exchange gains, and a $5.3 million increase in the net revaluation loss on our equity investments. This was partially offset by $5.5 million of additional interest income earned.

Tax Expense

For the three months ended December 31, 2023, tax expense increased by $44.3 million and for the year ended December 31, 2023, tax expense increased by $56.9 million, compared to the same periods in 2022. The following table provides further details:

(in $ thousands)	Three months ended		Year ended
	Dec. 31, 2023	Dec. 31, 2022	Dec. 31, 2023	Dec. 31, 2022
Deferred tax recovery - income tax[1]	(3,222)	(6,401)	(19,594)	(1,193)
Deferred tax expense (recovery) - mining tax[1]	(1,984)	(127)	(3,200)	5,717
Total deferred tax (recovery) expense	(5,206)	(6,528)	(22,794)	4,524
Current tax expense - income tax	45,197	6,517	83,073	10,667
Current tax expense - mining tax	7,463	3,165	22,008	10,242
Total current tax expense	52,660	9,682	105,081	20,909
Tax expense	47,454	3,154	82,287	25,433
[1] Deferred tax expense (recovery) represents our draw down/increase of non-cash deferred income and mining tax assets/liabilities.

Income Tax Expense/Recovery

Applying the estimated Canadian statutory income tax rate of 26.2% to our profit before taxes of $151.8 million for the year-to-date of 2023 would have resulted in a tax expense of approximately $39.8 million; however, we recorded an income tax expense of $63.5 million. The significant items causing our effective income tax rate to be different than the 26.2% estimated Canadian statutory income tax rate include:

- Deductible temporary differences with respect to Peru, Manitoba and British Columbia, relating to the decommissioning and restoration liabilities, were recognized as we have determined that it is probable that we will realize the recovery of these deferred tax assets based on the timing of the reversals of the deductible temporary differences and the future projected taxable profit of the operations. This resulted in a combined deferred tax recovery of $6.4 million.

- Foreign exchange on the translation of deferred tax balances to group currency resulted in a deferred tax recovery of $7.4 million.

- Withholding taxes on intercompany dividends received in Canada from Hudbay's Peruvian Business Units results in a tax expense of $11.8 million.

- Adjustments with respect to prior years resulted in a tax expense of $1.9 million.

- The tax expense with respect to our foreign operations are recorded using an income tax rate other than the Canadian statutory income tax rate of 26.2%, resulting in a tax expense of $27.9 million.

- The recognition of previously unrecognized deferred tax assets resulted in a deferred tax recovery of $5.3 million.

- Temporary Income tax differences not recognized as we have determined that it is not probable that we will realize the recovery of these deferred tax assets, resulting in a deferred tax expense of $5.4 million.

Mining Tax Expense

Applying the estimated Manitoba mining tax rate of 10.0% to our net income before taxes of $151.8 million for the year-to-date of 2023 would have resulted in a tax expense of approximately $15.2 million; however, we recorded a mining tax expense of $18.8 million. Effective mining tax rates can vary significantly based on the composition of our earnings and the expected amount of mining taxable profits. Corporate costs and other costs not related to mining operations are not deductible in computing mining profits. A brief description of how mining taxes are calculated in our various business units is discussed below.

Manitoba

The Province of Manitoba imposes mining tax on profit related to the sale of mineral products mined in the Province of Manitoba (mining taxable profit) at the following rates:

- 10% of total mining taxable profit if mining profit is C$50 million or less;

- Between mining profit of C$50 and $C55 million, mining tax is equal to a minimum of C$5 million plus mining profit less C$50 million multiplied by 65%;

- 15% of total mining taxable profit if mining profits are between C$55 million and C$100 million;

- Between mining profit of C$100 million and C$105 million, mining tax is equal to a minimum of C$15 million plus mining profit less C$100 million multiplied by 57%; and

- 17% of total mining taxable profit if mining profits exceed C$105 million.

We estimate that the tax rate that will be applicable when temporary differences reverse will be approximately 10.0%.

Peru

The Peruvian government imposes two parallel mining tax regimes, the Special Mining Tax and the Modified Royalty, on companies' operating mining income on a sliding scale, with progressive rates ranging from 2.0% to 8.4% and 1.0% to 12.0%, respectively. Based on financial forecasts, we have recorded a deferred tax liability as at December 31, 2023, at the tax rate we expect to apply when temporary differences reverse.

British Columbia

The Province of British Columbia imposes a 13% net revenue tax on the sale of mineral products mined in the province of British Columbia after the mine owner has recovered the capital invested in the mine and its "Cumulative Expenditure Account" ("CEA") no longer has a balance. The tax is paid on the profit in excess of the capital that has been invested in the mine. British Columbia mineral tax is deductible for federal and provincial income tax purposes.

While there is a balance in the CEA account, the mine owner must pay a "Net Current Proceeds" ("NCP") tax of 2%. Any amounts paid as NCP can then be claimed in the future against net revenue taxes payable.

We estimate that the effective tax rate that will be applicable when temporary differences reverse will be approximately 9.49%.

LIQUIDITY AND CAPITAL RESOURCES

As at December 31, 2023, our liquidity includes $249.8 million in cash as well as undrawn total availability of $323.9 million under our revolving credit facilities.

Subsequent to December 31, 2023, we repaid $10.0 million on our Canadian revolving credit facility.

Senior Unsecured Notes

We have $600.0 million aggregate principal amount of 4.5% senior notes due April 2026 and $600.0 million aggregate principal amount of 6.125% senior notes due April 2029.

Senior Secured Revolving Credit Facilities

We have two senior secured revolving credit facilities with total commitments of $450 million ("the Credit Facilities") for our Canadian and Peruvian businesses and substantially similar terms and conditions.

In connection with the closing of the Copper Mountain transaction during the second quarter of 2023, we amended our Credit Facilities to allow Hudbay to designate the Copper Mountain group of companies as Unrestricted Subsidiaries under the Credit Facilities until the full repayment of the Copper Mountain Bonds. Following the full repayment of the Copper Mountain Bonds in November 2023 and a subsequent reorganization that involved the amalgamation of Copper Mountain Mining Inc. with Hudbay, the remaining members of the Copper Mountain group became restricted subsidiaries under our Credit Facilities and we pledged our shares in the entity that owns the Copper Mountain mine ("CMM") to our lenders. Although CMM does not provide any guarantees or security, the debt, cash, interest and EBITDA of CMM are included in the financial covenant calculations under our Credit Facilities.

At December 31, 2023, we had $10.0 million and $90.0 million of debt outstanding under our Canadian and Peruvian revolving credit facilities, respectively. As at December 31, 2023, we were in compliance with our covenants under the Credit Facilities and had also drawn $26.1 million in letters of credit under the Credit Facilities. In total, $126.1 million was owing under the Credit Facilities as at December 31, 2023.

C$130 Million Bilateral Letter of Credit Facility

On August 22, 2022, we closed a C$130.0 million bilateral letter of credit facility ("LC Facility") with a major Canadian financial institution. The LC Facility has no financial covenants and enables us to issue up to C$130.0 million of letters of credit to beneficiaries on an unsecured basis at attractive rates, with a further C$30.0 million sub-limit for financial letters of credit. As at December 31, 2023, the Manitoba business unit had drawn $56.7 million in letters of credit under the LC Facility.

Surety Bonds and Unsecured Letters of Credit

As at December 31, 2023, the Arizona business unit had $13.0 million in surety bonds issued to support future reclamation and closure obligations and the Peru business unit had $118.0 million in letters of credit issued with various Peruvian financial institutions to support future reclamation and other operating matters. In addition, the British Columbia business unit had $15.9 million in surety bonds issued to support future reclamation and $5.0 million in surety bonds issued to support the hydro used at Copper Mountain mine. No cash collateral is required to be posted under these letters of credit or surety bonds.

Gold Prepayment Liability

During the fourth quarter of 2020, we entered into a gold forward sale and prepay transaction which generated $115.0 million in cash proceeds to pre-fund the expected capital requirements for the New Britannia gold mill refurbishment project. The transaction valued the future gold ounce delivery obligation at 79,954 gold ounces to be delivered in fixed monthly deliveries of 3,331 gold ounces over a 24-month period from January 2022 to December 2023.

During the first quarter of 2023, we amended our gold forward sale and prepay agreements to defer eight months of deliveries starting with February 2023. Deliveries of the outstanding 37,500 ounces of gold resumed in fixed monthly amounts starting October 2023 and will continue until August 2024. The fair value of the financial liability at December 31, 2023 was $55.9 million.

Copper Mountain Bonds

On April 9, 2021, Copper Mountain completed an offering of $250 million of secured bonds (the "Copper Mountain Bonds") bearing an annual interest rate of 8.0% with a maturity date of April 9, 2026. The Copper Mountain Bonds provided the bondholders with the right to put all or part of the principal amount of the outstanding Bonds to Copper Mountain at a price of 101%, plus accrued interest, following a change of control event. With the acquisition of Copper Mountain on June 20, 2023, the change of control event was triggered and $83.3 million of the Copper Mountain Bonds were put to Copper Mountain on July 17, 2023. During the third quarter of 2023, we utilized its Credit Facilities to finance the redemption of the Copper Mountain Bonds that were put to Copper Mountain. The principal and premium amounting to $84.1 million was repaid on July 24, 2023.

During the fourth quarter of 2023, Hudbay exercised the redemption option and redeemed the remaining $54.7 million principal amount outstanding of Copper Mountain Bonds on November 30, 2023 at a call price equal to 104% of the principal amount, plus accrued and unpaid interest to the date of redemption. We utilized its Credit Facilities to fund the redemption of the Copper Mountain Bonds.

Financial Condition

Financial Condition as at December 31, 2023 compared to December 31, 2022

Cash increased by $24.1 million during the year to $249.8 million as at December 31, 2023. This increase was mainly due to cash inflows from operating activities of $476.9 million, $100.0 million draw on our Credit Facilities, $14.4 million of net proceeds from a flow-through financing, $11.0 million of net cash acquired on the closing of the Copper Mountain and Rockcliff acquisitions and $8.0 million of interest received. Partially offsetting these cash inflows were investing and financing cash outflows of $291.8 million for capital investments and community agreement payments primarily at our operations, Copper Mountain Bond principal repayments of $143.0 million, interest payments of $74.0 million, capitalized lease and equipment financing payments of $27.1 million, partial repayment of our gold prepayment liability of $26.7 million, other financing costs mainly related to our Credit Facilities and withholding taxes of $12.2 million, $10.0 million for a deferred Rosemont acquisition payment, dividends paid of $4.5 million as well as $3.0 million of premium paid on retirement of Copper Mountain bonds. We hold the majority of our cash in low-risk, liquid investments with major Canadian and Peruvian financial institutions.

Working capital increased by $59.4 million to $135.9 million from December 31, 2022 to December 31, 2023, primarily due to an increase in trade and other receivables of $90.2 million, an increase in inventories of $52.3 million both due, in part, to the acquisition of Copper Mountain during the second quarter, an increase in cash and cash equivalents of $24.1 million, a decrease in gold prepayment liability of $15.3 million and a $16.8 million decrease in other liabilities due to a reduction in advances from customers. Partially offsetting these items were increases in trade and taxes payable of $77.1 million, increases in deferred revenue of $23.0 million, decreases in prepaid and other current assets along with taxes receivable of $20.7 million and an increase in lease liabilities of $12.7 million.

Cash Flows

The following table summarizes our cash flows for the three months and year ended December 31, 2023 and December 31, 2022:

(in $ thousands)	Three months ended		Year ended
	Dec. 31, 2023	Dec. 31, 2022	Dec. 31, 2023	Dec. 31, 2022
Operating cash flow before change in non-cash working capital	246,528	109,148	569,994	391,729
Change in non-cash working capital	(17,462)	(22,766)	(93,144)	96,074
Cash generated from operating activities	229,066	86,382	476,850	487,803
Cash used in investing activities	(82,538)	(89,114)	(271,782)	(337,670)
Cash used in financing activities	(141,812)	(58,580)	(182,388)	(196,300)
Effect of movement in exchange rates on cash	(139)	860	1,449	843
Increase (decrease) in cash	4,577	(60,452)	24,129	(45,324)

Cash Flow from Operating Activities

Cash generated from operating activities was $229.1 million during the fourth quarter of 2023, an increase of $142.7 million compared with the same period in 2022. Operating cash flow before change in non-cash working capital was $246.5 million during the fourth quarter of 2023, reflecting an increase of $137.4 million compared to the fourth quarter of 2022. The increase in operating cash flows before change in working capital was primarily the result of incremental contribution margin from our recently acquired Copper Mountain mine as well as higher copper and gold sales volumes from mining the high grade zones of the Pampacancha deposit and higher gold and copper grade zones at Lalor, and higher realized gold metal prices.

Year-to-date cash generated from operating activities was $476.9 million in 2023, a decrease of $11.0 million compared to 2022. Operating cash flow before change in non-cash working capital for the year ended December 31, 2023 was $570.0 million, an increase of $178.3 million compared to 2022 predominantly due to the same reasons outlined above.

Cash Flow from Investing and Financing Activities

During the fourth quarter of 2023, we spent $224.4 million in investing and financing activities, primarily driven by $81.1 million in capital expenditures, $3.3 million in community agreement payments, Copper Mountain Bond principal repayments of $59.7 million, $37.8 million in interest payments, $30 million in net repayments on our revolving credit facilities, a $20.3 million partial repayment of our gold prepayment liability, $8.7 million in capitalized lease and equipment financing payments, $3.5 million in other financing costs mainly related to our Credit Facilities and withholding taxes and a $2.2 million premium paid on the redemption of Copper Mountain Bonds. These cash outflows were partially offset by $14.4 million of net proceeds from a flow-through financing, $5.9 million change in our restricted cash balance and a $1.4 million of interest received.

Year-to-date, we spent $454.2 million in investing and financing activities, primarily driven by $281.1 million in capital expenditures, $10.7 million in community agreement payments, Copper Mountain Bond principal repayments of $143.0 million, $74.0 million in interest payments, $27.1 million in capitalized lease and equipment financing payments, $26.7 million in partial settlement of our gold prepayment liability, $12.2 million in other financing costs mainly related to our Credit Facilities and withholding taxes, $10.0 million for a deferred Rosemont acquisition payment, $4.5 million in dividend payments and a $3.7 million change in our restricted cash balance. These cash outflows were partially offset by a $100.0 million draw on our Credit Facilities, $14.4 million of net proceeds from a flow-through financing, $11.0 million of net cash acquired on the closing of the Copper Mountain and Rockcliff acquisitions and $8.0 million of interest received.

Capital Expenditures

The following summarizes accrued and cash additions to capital assets for the periods indicated:

	Three months ended		Year ended		Guidance
	Dec. 31, 2023	Dec. 31, 2022	Dec. 31, 2023	Dec. 31, 2022	Annual
(in $ millions)					2023	2024[2]
Peru sustaining capital expenditures[1]	36.8	24.4	132.1	98.3	150.0	130.0
Manitoba sustaining capital expenditures	19.1	26.1	55.8	102.5	60.0	55.0
British Columbia sustaining capital expenditures[3]	19.1	-	30.2	-	33.0	105.0
Total sustaining capital expenditures	75.0	50.5	218.1	200.8	243.0	290.0
Arizona capitalized costs	5.5	9.1	21.3	36.2	25.0	20.0
Peru growth capitalized expenditures	0.1	2.8	12.1	4.3	10.0	2.0
Manitoba growth capitalized expenditures	-	9.0	13.5	33.4	15.0	10.0
British Columbia growth capitalized costs[3]	1.2	-	1.2	-	2.0	5.0
Other capitalized costs[2]	6.9	2.0	35.6	31.5
Rockcliff acquisition	-	-	14.2	-
Capitalized exploration	6.2	18.7	7.8	42.3	10.0	8.0
Total other capitalized expenditures	19.9	41.6	105.7	147.7
Total capital additions	94.9	92.1	323.8	348.5

Reconciliation to cash capital additions:
Right-of-use asset additions	0.8	(1.9)	(21.4)	(28.0)
Non-monetary acquisition[4]	-	-	(13.7)	-
Community agreement additions	0.2	-	(1.8)	(3.5)
Change in capital accruals and other	(14.8)	(1.4)	(5.8)	(8.0)
Acquisition of property, plant & equipment - cash	81.1	88.8	281.1	309.0
[1] Peru sustaining capital expenditures include capitalized stripping costs.
[2] Other capitalized costs primarily include right-of-use lease additions, which are excluded from guidance in 2024.
[3] British Columbia operations represented on a 100% basis and for the period since the acquisition completion date of June 20, 2023. Hence, there are no comparatives.
[4] Rockcliff acquisition was paid for with $13.7 million in Hudbay common shares and warrants.

For the three months ended December 31, 2023, total capital additions increased by $2.8 million, compared to the same period in 2022, primarily due to an increase in sustaining capital expenditures in Peru as well as new sustaining capital expenditures at the recently acquired Copper Mountain mine, partially offset by reduced sustaining and growth capital expenditures in Manitoba and lower capitalized exploration spending. For the year ended December 31, 2023, total capital additions declined by $24.7 million versus the comparative period due to continued financial discipline and capital cost efficiencies achieved to-date at our Peru, Manitoba and Arizona operations despite additional sustaining capital expenditures at the recently acquired Copper Mountain mine.

Sustaining capital expenditures in Manitoba for the three months and year ended December 31, 2023 were $19.1 million, and $55.8 million, respectively, representing a decline of $7.0 million and $46.7 million compared to the same periods in 2022 due to lower spending at Anderson tailings and lower capital development at Lalor in 2023. Sustaining capital expenditures in Peru for the three months and year ended December 31, 2023 were $36.8 million and $132.1 million, respectively, representing an increase of $12.4 million and $33.8 million compared to the same periods in 2022. The increases mainly relate to increased capitalized stripping at Pampacancha.

Growth capital spending in Manitoba for the three months and year ended December 31, 2023 was nil and $13.5 million, respectively, representing a decrease of $9.0 million and $19.9 million compared to the same periods in 2022 and mainly relates to the Stall mill recovery improvement project that has now been completed. Growth capital expenditures in Peru for the three months and year ended December 31, 2023 were $0.1 million and $12.1 million, respectively, representing a decrease of $2.7 million and an increase of $7.8 million compared to the same periods in 2022 and mainly relate to planned spending on copper and molybdenum recovery improvement projects in 2023.

Arizona's capital expenditures for the three months and year ended December 31, 2023 were $5.5 million and $21.3 million, respectively, and mainly relate to pre-feasibility study costs for Phase 1 of Copper World as well as ongoing carrying costs.

Other capitalized costs for the three months and year ended December 31, 2023 were $6.9 million and $35.6 million, respectively, which are mostly made up of non-cash capitalized lease additions.

Capitalized exploration for the three months and year ended December 31, 2023 were $6.2 million and $7.8 million, respectively.

Rockcliff acquisition related to the acquisition of the remaining 49% ownership in the Talbot deposit which was acquired through the acquisition of Rockcliff Metals Corp. The Rockcliff acquisition was not included in our 2023  guidance.

As a result of continued financial discipline and capital cost efficiencies achieved to-date, total capital expenditures for Peru, Manitoba and Arizona in 2023 were approximately $57 million lower than original guidance levels, a further decrease from the $30 million reduction announced in the third quarter, representing a 19% reduction in total capital expenditures. Copper Mountain sustaining and growth capital expenditures were slightly below our post-acquisition 2023 guidance of $35 million in 2023.

Capital Commitments

As at December 31, 2023, we had outstanding capital commitments in Canada of approximately $23.9 million, of which $18.5 million can be terminated, approximately $73.4 million in Peru primarily related to sustaining capital commitments and exploration option agreements, all of which can be terminated, and approximately $41.9 million in Arizona, primarily related to our Copper World project, of which approximately $7.2 million can be terminated.

Contractual Obligations

The following table summarizes our significant contractual obligations as at December 31, 2023:

	Total	Less than 12 months	13 - 36 months	37 - 60 months	More than 60 months
Payment Schedule (in $ millions)
Long-term debt obligations[1]	1,590.4	75.2	823.3	73.5	618.4
Gold prepayment obligation[2]	55.9	55.9	-	-	-
Lease obligations	155.5	56.8	61.1	23.0	14.6
Purchase obligation - capital commitments	139.3	68.2	39.0	32.1	-
Purchase obligation - other commitments[3]	1,569.4	478.1	497.3	127.8	466.2
Pension and other employee future benefits obligations[2]	112.5	3.8	17.6	9.0	82.1
Community agreement obligations[4,5]	79.4	20.4	10.6	8.1	40.3
Decommissioning and restoration obligations[5]	486.9	1.4	13.4	7.6	464.5
Total	4,189.3	759.8	1,462.3	281.1	1,686.1
[1] Long-term debt obligations include scheduled interest payments, as well as principal repayments
[2] Discounted.
[3] Primarily made up of long-term agreements with operational suppliers, obligations for power purchase, concentrate handling, fleet and port services, as well as deferred consideration arising from the acquisition of Rosemont's minority interest.
[4] Represents community agreement obligations and various finalized land user agreements, including Pampacancha.
[5] Undiscounted before inflation.

In addition to the contractual obligations included in the above payment schedule, we also have the following commitments which impact our financial position:

- A profit-sharing plan with most Manitoba employees;

- A profit-sharing plan with all Peru employees;

- Wheaton precious metals stream agreements for 777 and the Constancia mines;

- Government royalty payments related to the Constancia mines; and,

- Participation Agreements related to the Copper Mountain mine.

Outstanding Share Data

As of February 21, 2024, the final trading day prior to the date of this MD&A, there were 350,729,018 common shares of Hudbay issued and outstanding. In addition, there were 2,146,464 stock options and 457,617 warrants outstanding.

FINANCIAL RISK MANAGEMENT

The Financial Risk Management risks in this MD&A are not exhaustive. Please also refer to the heading "Risk Factors" in our most recent Annual Information Form, for a discussion of the additional risk factors that may affect Hudbay's business, operations and financial condition. In addition to those risks, we have identified the following other risks which may affect our consolidated financial statements in the future.

Metals Price Strategic Risk Management

Commodity prices are a key driver of our financial and operational results. Our strategic objective is to provide our investors with exposure to base metals prices, unless a reason exists to implement a hedging arrangement. From time to time, we maintain price protection programs and conduct commodity price risk management in line with Board-approved policies to reduce risk through the use of financial instruments.

In the normal course, we typically consider metal price hedging to manage the risk associated with provisional pricing terms in concentrate sales agreements and in connection with stream delivery obligations. We may also occasionally consider metal price hedging in accordance with Board approved policies to achieve strategic objectives, including: locking in favourable metal prices to ensure a minimum cash flow during or after the construction of a mine or during a period of reduced liquidity, to maintain profitable production of shorter life/higher cost operations or as part of a financing arrangement.

During 2023, we entered into copper and zinc hedging transactions intended to manage the risk associated with provisional pricing terms in concentrate sales agreements.

As at December 31, 2023, we had 90.6 million pounds of net copper fixed for floating swaps outstanding at an average fixed receivable price of $3.74/lb associated with provisional pricing risk in concentrate sales agreements. These swaps settle across January to May 2024.

As at December 31, 2023, we had 13.9 million pounds of net zinc fixed for floating swaps outstanding at an average fixed receivable price of $1.14/lb associated with provisional pricing risk in concentrate sales agreements. These swaps settle across January to March 2024.

During the fourth quarter of 2023, we entered into copper forward sales contracts at Copper Mountain for a total of 3,600 tonnes of copper production over the twelve-month period from May 2024 to April 2025 at an average price of $3.93 per pound, as well as a zero-cost collar program for 6,000 tonnes of copper production over the twelve-month period from May 2024 to April 2025 at an average floor price of $3.83 per pound and an average cap price of $4.03 per pound. Together, the forward sales and zero cost collar hedges entered into during the fourth quarter represent approximately 25% of Copper Mountain's 2024 expected production.

From time to time, we enter into gold and silver forward sales contracts to hedge the commodity price risk associated with the future settlement of provisionally priced deliveries. We are generally obligated to deliver gold and silver to Wheaton prior to the determination of final settlement prices. These forward sales contracts are entered into at the time we deliver gold and silver to Wheaton, and are intended to mitigate the risk of subsequent adverse gold and silver price changes. Gains and losses resulting from the settlement of these derivatives are recorded directly to revenue, as the forward sales contracts do not achieve hedge accounting, and the associated cash flows are classified in operating activities. Our swap agreements are with counterparties we believe to be creditworthy and do not require us to provide collateral.

During the fourth quarter of 2020, we entered into a gold forward sale and prepay transaction which generated $115.0 million in cash proceeds to pre-fund the expected capital requirements for the New Britannia gold mill refurbishment project. The transaction valued the future gold ounce delivery obligation at 79,954 gold ounces to be delivered in fixed monthly deliveries of 3,331 gold ounces over a 24-month period from January 2022 to December 2023.

During the first quarter of 2023, we amended our gold forward sale and prepay agreements to defer eight months of deliveries starting with February 2023. Deliveries of the outstanding 37,500 ounces of gold resumed in fixed monthly amounts starting October 2023 and will continue until August 2024. The fair value of the financial liability at December 31, 2023 was $55,901.

Carrying Values and Mine Plan Updates

At the end of each reporting period, Hudbay reviews its groups of non-financial assets to determine whether there are any indicators of impairment or impairment reversal. If any such indicator exists, the Company estimates the recoverable amount of the non-financial asset group in order to determine the extent of the impairment loss or reversal, if any. At December 31, 2023, the Company assessed whether there were impairment or impairment reversal indicators associated with the general business environment and known changes to business planning and found that there were no impairment or impairment reversal indicators.

There are a number of potential indicators that could trigger non-financial asset impairment or reversal of impairment in the future. One such potential indicator is a change to the life of mine ("LOM") plan for an asset, which we generally publish in the first quarter of every year. LOM plans incorporate management's best estimates of key assumptions which include future commodity prices, the value of mineral resources not included in the LOM plan, production based on current estimates of recoverable reserves, discount rates, future operating and capital costs and future foreign exchange rates.

There is a risk that certain assumptions in the updated LOM plans could give rise to an indicator of impairment or impairment reversal and cause an adjustment to the carrying value of the relevant assets and/or impact our financial statements.

Interest Rate and Foreign Exchange Risk Management

To the extent that we incur indebtedness at variable interest rates to fund our growth objectives, we may enter into interest rate hedging arrangements to manage our exposure to short-term interest rates. To the extent that we make commitments to capital expenditures denominated in foreign currencies, we may enter into foreign exchange forwards or acquire foreign currency outright, which may result in foreign exchange gains or losses in our consolidated income statements.

At December 31, 2023, approximately $211.2 million of our cash was held in US dollars, approximately $36.0 million of our cash was held in Canadian dollars, and approximately $2.6 million of our cash was held in Peruvian soles.

Business Integration Risk with Copper Mountain

The ability to realize the benefits of the Copper Mountain transaction will depend in part on, building relationships with key stakeholders and successfully consolidating functions and integrating operations, procedures and personnel in a timely and efficient manner. It will also depend on Hudbay's ability to realize its updated mine plan and the anticipated synergies from integrating Copper Mountain's business, as well as its ability to ensure Copper Mountain's disclosure controls and procedures and internal controls over financial reporting are as thorough and effective as those required by securities laws currently applicable to Hudbay.

The process of designing and implementing and maintaining effective internal controls for Copper Mountain has required and is expected to continue to require significant resources of the Company. If the Company is unable to establish or maintain appropriate internal financial controls and procedures, it could cause the Company to fail to meet its reporting obligations on a timely basis, result in material misstatements in its consolidated financial statements, and harm its operating results.

In connection with the implementation of the necessary procedures and practices related to internal control over financial reporting, the Company may identify deficiencies and may encounter problems or delays in completing the remediation of any deficiencies. The existence of deficiencies in internal control over financial reporting may require management to devote significant time and incur significant expense to remediate any such deficiencies.

If the Company fails to design and implement and maintain effective internal controls over financial reporting for Copper Mountain in the required timeframe, it may be subject to sanctions or investigations by regulatory authorities, including the SEC and the NYSE and could also restrict the Company's future access to the capital markets.

Successfully completing the business integration will require the dedication of management effort, time and resources which may divert management's focus and resources from other strategic opportunities available to Hudbay and from operational matters during this process.

There can be no assurance that management will be able to implement the required processes, procedures and controls, complete the integration of the operations of Copper Mountain's business successfully and realize the anticipated operational and financial benefits.

TREND ANALYSIS AND QUARTERLY REVIEW

A detailed quarterly and annual summary of financial and operating performance can be found in the "Summary of Results" section at the end of this MD&A. The following table sets forth selected consolidated financial information for each of our eight most recently completed quarters:

(in $ millions, except per share amounts, production on a copper equivalent basis and average realized copper price)	2023				2022
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Production on a copper equivalent basis (tonnes)	77,951	71,335	37,530	38,614	45,454	42,099	46,332	45,085
Average realized copper price ($/lb)	3.77	3.77	3.89	3.98	3.61	3.47	4.28	4.53
Revenue	602.2	480.5	312.2	295.2	321.2	346.2	415.5	378.6
Gross profit[2]	196.8	106.4	22.9	66.5	69.7	32.4	89.5	85.3
Profit (loss) before tax	81.0	84.1	(30.7)	17.4	(14.3)	(0.3)	21.5	88.9
Profit (loss)	33.5	45.5	(14.9)	5.5	(17.4)	(8.1)	32.1	63.8
Adjusted net earning (loss)[1]	71.3	24.4	(18.3)	0.1	2.6	(12.4)	30.5	5.2
Earnings (loss) per share:
Basic and diluted	0.10	0.13	(0.05)	0.02	(0.07)	(0.03)	0.12	0.24
Adjusted net earnings (loss)[1] per share	0.20	0.07	(0.07)	0.00	0.01	(0.05)	0.12	0.02
Operating cash flow before change in non-cash working capital	246.5	182.0	55.9	85.6	109.1	81.6	123.9	77.1
Adjusted EBITDA[1]	274.4	190.7	81.2	101.9	124.7	99.3	141.4	110.2
[1] Adjusted net earnings (loss), adjusted net earnings (loss) per share, and adjusted EBITDA are non-IFRS financial performance measure with no standardized definition under IFRS. For further information and a detailed reconciliation, please see the discussion under the "Non-IFRS Financial Performance Measures" section of this MD&A.
[2] Gross profit includes $46.2 million, respectively, of impairment losses related to environmental reclamation provision for the now closed Flin Flon operation for the three months ended December 31, 2022.

Although commodity prices have generally declined during 2023 after peaking in the first quarter, the fourth quarter results reflect a continuation of the strong copper, gold and silver production that commenced in the previous quarter from mining the high grade zones of the Pampacancha deposit and higher gold and copper grade zones at Lalor. The fourth quarter results also reflected the impact of the recently acquired Copper Mountain mine. Combined, this translated into a significant increase in our revenues, gross profits, operating cash flow and adjusted net earnings1 for the quarter.

Third quarter results reflected the first quarter of significantly higher copper and gold production and sales volumes from the high grade zones of the Pampacancha deposit and higher gold and copper grade zones at Lalor. The third quarter results also reflected the first full quarter impact from the recently acquired Copper Mountain mine. Given these factors, the third quarter translated into a significant increase in our revenues, gross profits and earnings.

The second quarter benefited from the drawdown of higher-than-normal unsold copper concentrate inventory levels in Peru that had built up due to supply chain disruptions during a short period of social and political unrest in the first quarter. The second quarter results also reflected the inclusion of the Copper Mountain acquisition which closed on June 20, 2023, however, there was a minimal impact to net earnings from the acquisition.

Average gold prices during the first quarter reached levels not seen since 2020, which positively impacted first quarter gross profit. Political unrest in Peru resulted in road blockades causing logistics and supply chain disruptions until mid-February 2023, resulting in a buildup of copper concentrate inventory above normal operating levels, affecting overall revenues and profit in the first quarter.

The easing of domestic COVID measures by China during the fourth quarter of 2022 resulted in a rebound of most industrial commodity prices. However, late in the quarter, Peru experienced heightened tensions and social unrest following a change in the country's political leadership. Inflationary pressures on fuel, consumables and energy costs have persisted globally, negatively impacting our production costs and margins.

Revenues for the fourth quarter of 2022 were negatively impacted by lower production due to planned maintenance programs at Lalor and Constancia, the planned closure of 777 earlier in the year, short-term changes in the mine plan in Peru and a build up of product inventory in Peru due to the aforementioned social unrest. The revenue impact of lower throughput was partially offset by higher commodity prices.

Commodity prices declined during the third quarter of 2022 while growing inflationary pressures contributed to higher mine operating costs resulting in declines in our key financial metrics during the quarter. Third quarter results were also impacted by lower production due to the closure of 777 in the second quarter of 2022 and the commencement of care and maintenance activities, which will continue for the next several years.

The second quarter results for 2022 were impacted by a revaluation gain of $60.7 million pertaining mostly to the environmental reclamation provision on our Flin Flon site due to increases in long-term risk-free interest rates. A pre-tax impairment loss of $95.0 million was recorded following the release of the Copper World Preliminary Economic Assessment in June 2022 as certain assets associated with the previous, stand-alone development plan for the Rosemont deposit are no longer expected to be recoverable.

Results in the first quarter of 2022 benefited from a trend of higher realized base metal prices, but were also impacted by rising operating costs caused by inflation. While we achieved increased gold production from the higher grade Pampacancha deposit and the higher recovery New Britannia gold mill, we experienced increased levels of COVID-19 related absenteeism in the workforce, impacting production, and also experienced limited availability of rail cars leading to reduced sales and an inventory build-up. The first quarter results were also impacted by a revaluation gain of $79.9 million pertaining mostly to the environmental reclamation provision on our Flin Flon site caused by an increase in long-term risk-free interest rates.

The following table sets forth selected consolidated financial information for each of the three most recently completed years:

(in $ millions, except for earnings (loss) per share, dividends declared per share, production on a copper equivalent basis and average realized copper price)	2023	2022	2021
Production on a copper equivalent basis (tonnes)	225,430	178,970	175,463
Average realized copper price ($/lb)	3.82	3.94	4.19
Revenue	1,690.0	1,461.4	1,502.0
Gross profit [4]	392.6	276.9	131.0
Profit (loss) before tax	151.8	95.8	(202.8)
Profit (loss)	69.5	70.4	(244.4)
Adjusted net earnings [1]	72.5	26.4	23.1
Earnings (loss) per share:
Basic and diluted	0.22	0.27	(0.93)
Adjusted net earnings[1] per share	0.23	0.10	0.09
Total assets	5,312.6	4,325.9	4,616.2
Operating cash flow before precious metals stream deposit and changes in non-cash working capital	570.0	391.7	483.9
Adjusted EBITDA[1]	647.8	475.9	547.8
Total non-current financial liabilities[2]	1,400.7	1,281.5	1,345.7
Dividends declared per share - C$[3]	0.02	0.02	0.02
[1] Adjusted net earnings, adjusted net earnings (loss) per share, and adjusted EBITDA are non-IFRS financial performance measure with no standardized definition under IFRS. For further information and a detailed reconciliation, please see the discussion under the "Non-IFRS Financial Performance Measures" section of this MD&A.
[2] Total non-current financial liabilities consists of non-current other financial liabilities, lease liabilities and long-term debt.
[3] Dividend paid during March and September of each year.
[4] Gross profit includes $193.5 million of impairment losses related to environmental reclamation provision for the now closed Flin Flon operation for the year ended December 31, 2021.

Despite the planned closure of the 777 mine in June 2022, we achieved record production on a copper equivalent basis during 2023 due to additional production from our recently acquired Copper Mountain mine as well a significantly higher copper and gold production from mining the high grade zones of the Pampacancha deposit and higher gold and copper grade zones at Lalor. Operating cash flows before change in non-cash working capital increased by $178.3 million to $570.0 million in 2023 mainly driven by record metal production during the year.

Copper equivalent 2022 production was generally inline with the previous two years while sales volumes of copper and gold increased 2% and 27%, respectively, from 2021 as the ramp up of the New Britannia mill and mining operations at Pampacancha contributed to higher gold production during the year. Zinc sales volumes fell 39% in 2022 following the planned closure of 777 and the zinc plant in the second quarter of 2022.  As a result, gold has overtaken zinc as the second largest source of Hudbay's revenue. Realized copper and gold prices have fallen in 2022 resulting in a decline in full year revenues compared to 2021. Our 2022 earnings benefited from a $133.5 million pre-tax revaluation gain of our Flin Flon environmental reclamation provision, partially offset by a $95.0 million pre-tax impairment loss related to the previous stand-alone development plan for the Rosemont deposit.

Gold production in 2021 climbed 55% compared to 2020 following the start of operations at our high-grade Pampacancha deposit and our New Britannia gold mill in the third and fourth quarter of 2021, respectively. The increased production of gold allowed us to capitalize on continued strength in gold prices. In addition, consistent throughput from Peru with improved copper recoveries and a nearly 50% increase in realized copper prices compared to 2020 was a significant factor in revenues climbing 37% to a record-high $1,502.0 million for the full year. From a cost perspective, global inflationary pressures increased substantially, contributing to a 20% and a 17% increase in 2021 combined unit costs in Peru and Manitoba, respectively, compared to 2020. Despite these cost pressures, the increases in copper and gold production and realized base metal prices resulted in the 2021 operating cash flow increasing by 100% from 2020. Net losses in 2021 were $244.4 million and reflect a pre-tax, non-cash impairment charge of $193.5 million related to an updated Flin Flon closure plan, among other items.

NON-IFRS FINANCIAL PERFORMANCE MEASURES

Adjusted net earnings (loss), adjusted net earnings (loss) per share, adjusted EBITDA, realized prices, net debt, net debt to adjusted EBITDA, cash cost, sustaining and all-in sustaining cash cost per pound of copper produced, cash cost and sustaining cash cost per ounce of gold produced, combined unit cost and ratios based on these measures are non-IFRS performance measures. These measures do not have a meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other issuers. These measures should not be considered in isolation or as a substitute for measures prepared in accordance with IFRS and are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate these measures differently.

Management believes adjusted net earnings (loss) and adjusted net earnings (loss) per share provides an alternate measure of the Company's performance for the current period and gives insight into its expected performance in future periods. These measures are used internally by the Company to evaluate the performance of its underlying operations and to assist with its planning and forecasting of future operating results. As such, the Company believes these measures are useful to investors in assessing the Company's underlying performance. We provide adjusted EBITDA to help users analyze our results and to provide additional information about our ongoing cash generating potential in order to assess our capacity to service and repay debt, carry out investments and cover working capital needs. Net debt is shown because it is a performance measure used by the Company to assess our financial position. Net debt to adjusted EBITDA is shown because it is a performance measure used by the Company to assess our financial leverage and debt capacity. Realized price is shown to understand the average realized price of metals sold to third parties in each reporting period. Cash cost, sustaining and all-in sustaining cash cost per pound of copper produced are shown because we believe they help investors and management assess the performance of our operations, including the margin generated by the operations and the Company. Cash cost and sustaining cash cost per ounce of gold produced are shown because we believe they help investors and management assess the performance of our Manitoba operations. Combined unit cost is shown because we believe it helps investors and management assess our cost structure and margins that are not impacted by variability in by-product commodity prices.

Adjusted Net Earnings

Adjusted net earnings represents net earnings (loss) excluding certain impacts, net of taxes, such as mark-to-market adjustments, impairment charges and reversal of impairment charges, write-down of assets, revaluation of the environmental reclamation provision for closed sites, and foreign exchange (gain) loss. These measures are not necessarily indicative of net earnings (loss) or cash flows as determined under IFRS. The following table provides a reconciliation of profit (loss) per the consolidated income statements, to adjusted net earnings for the three months and year ended months ended December 31, 2023 and 2022.

	Three months ended		Year ended
(in $ millions)	Dec.31, 2023	Dec. 31, 2022	Dec.31, 2023	Dec. 31, 2022
Profit (loss) for the period	33.5	(17.4)	69.5	70.4
Tax expense	47.5	3.1	82.3	25.4
Profit (loss) before tax	81.0	(14.3)	151.8	95.8
Adjusting items:
Mark-to-market adjustments[1]	12.7	10.7	21.4	3.0
Foreign exchange (gain) loss	4.2	0.2	5.3	(5.4)
Inventory adjustments	1.4	-	2.3	3.6
Variable consideration adjustment - stream revenue and accretion	-	-	(5.0)	(1.9)
Premium paid on redemption of notes	2.2	-	2.2	-
Impairment - Arizona	-	-	-	95.0
Re-evaluation adjustment - environmental provision[2]	34.0	13.5	(11.4)	(133.5)
Acquisition related costs	-	-	6.9	-
Evaluation expenses	-	0.1	-	7.9
Insurance recovery	(4.2)	-	(4.2)	(5.7)
Value-added-tax recovery	(3.9)	-	(3.9)	-
Write off fair value of the Copper Mountain Bonds	(1.0)	-	(1.0)	-
Restructuring charges [3]	0.6	1.0	2.9	10.6
Loss on disposal of investments	-	0.5	0.7	3.6
Post-employment plan curtailment	-	(2.4)	-	(2.4)
Loss (gain) on disposal of plant and equipment and non-current assets	6.6	0.4	7.4	(6.3)
Changes in other provisions (non-capital) [4]	-	5.8	-	5.8
Adjusted earnings before income taxes	133.6	15.5	175.4	70.1
Tax expense	(47.5)	(3.1)	(82.3)	(25.4)
Tax impact of adjusting items	(14.8)	(9.8)	(20.6)	(18.3)
Adjusted net earnings	71.3	2.6	72.5	26.4
Adjusted net earnings ($/share)	0.20	0.01	0.23	0.10
Basic weighted average number of common shares outstanding (millions)	349.1	262.0	310.8	261.9
[1] Includes changes in fair value of the gold prepayment liability, Canadian junior mining investments, other financial assets and liabilities at fair value through profit or loss and share-based compensation (recoveries) expenses.
[2] Changes from movements to environmental reclamation provisions are primarily related to the Flin Flon operations, which were fully depreciated as of December 31, 2023, as well as other Manitoba non-operating sites.
[3] Includes closure costs for Flin Flon operations in 2022 and restructuring charges for British Columbia in 2023.
[4] Includes changes in other provisions related to corporate restructuring costs and costs which do not pertain to operations.

After adjusting reported net earnings for those items not considered representative of the Company's core business or indicative of future operations, the Company had adjusted net earnings in the fourth quarter of 2023 of $71.3 million or $0.20 earnings per share.

Adjusted EBITDA

Adjusted EBITDA is profit or loss before net finance expense/income, tax expense/recoveries, depreciation and amortization of property, plant and equipment and deferred revenue, as well as certain other adjustments. We calculate adjusted EBITDA by excluding certain adjustments included within our adjusted net earnings measure which we believe reflects the underlying performance of our core operating activities. The measure also removes the impact of non-cash items and financing costs that are not associated with measuring the underlying performance of our operations. However, our adjusted EBITDA is not the measure defined as EBITDA under our senior notes or revolving credit facilities and may not be comparable with performance measures with the same name reported by other companies. Adjusted EBITDA should not be considered as a substitute for profit or loss or as a better measure of liquidity than operating cash flow, which are calculated in accordance with IFRS. We provide adjusted EBITDA to help users analyze our results and to provide additional information about our ongoing cash generating potential in order to assess our capacity to service and repay debt, carry out investments and cover working capital needs.

The following table presents the reconciliation of profit (loss) per the consolidated income statements, to adjusted EBITDA for the three months and year ended December 31, 2023 and 2022:

	Three months ended		Year ended
(in $ millions)	Dec.31, 2023	Dec. 31, 2022	Dec.31, 2023	Dec. 31, 2022
Profit (loss) for the period	33.5	(17.4)	69.5	70.4
Add back:
Tax expense	47.5	3.1	82.3	25.4
Net finance expense	48.9	36.7	145.3	118.5
Other expense	10.6	18.5	38.3	32.6
Depreciation and amortization	121.9	79.4	391.7	337.6
Amortization of deferred revenue and variable consideration adjustment	(26.5)	(10.4)	(77.3)	(73.2)
Adjusting items (pre-tax):
Impairment losses	-	-	-	95.0
Re-evaluation adjustment - environmental provision	34.0	13.5	(11.4)	(133.5)
Inventory adjustments	1.4	-	2.3	3.6
Post-employment plan curtailment	-	(2.4)	-	(2.4)
Share-based compensation expense [1]	3.1	3.7	7.1	1.9
Adjusted EBITDA	274.4	124.7	647.8	475.9
[1] Share-based compensation expense reflected in cost of sales and selling and administrative expenses.

Net Debt

The following table presents our calculation of net debt as at December 31, 2023 and December 31, 2022:

(in $ thousands)	Dec.31, 2023	Dec. 31, 2022
Total long-term debt	1,287,536	1,184,162
Cash and cash equivalents	(249,794)	(225,665)
Net debt	1,037,742	958,497

Net Debt to Adjusted EBITDA Ratio

The following table presents our calculation of net debt to adjusted EBITDA, both metrics have been reconciled above to the most comparable IFRS measure, as at December 31, 2023 and December 31, 2022:

(in $ millions, except net debt to adjusted EBITDA ratio)	Dec.31, 2023	Dec. 31, 2022
Net debt	1,037.7	958.5
Adjusted EBITDA	647.8	475.9
Net debt to adjusted EBITDA	1.6	2.0

Cash Cost, Sustaining and All-in Sustaining Cash Cost (Copper Basis)

Cash cost per pound of copper produced ("cash cost") is a non-IFRS measure that management uses as a key performance indicator to assess the performance of our operations. Our calculation designates copper as our primary metal of production as it has been the largest component of revenues. The calculation is presented in four manners:

- Cash cost, before by-product credits - This measure is gross of by-product revenues and is a function of the efforts and costs incurred to mine and process all ore mined. However, the measure divides this aggregate cost over only pounds of copper produced, our primary metal of production. This measure is generally less volatile from period to period, as it is not affected by changes in the price received for by-product metals. It is, however, affected by the relative mix of copper concentrate and zinc concentrate production, where an increase in production of zinc concentrate will tend to result in an increase in cash cost under this measure.

- Cash cost, net of by-product credits - In order to calculate the net cost to produce and sell copper, the net of by-product credits measure subtracts the revenues realized from the sale of the metals other than copper. The by-product revenues from zinc, gold, and silver are significant and are integral to the economics of our operations. The economics that support our decision to produce and sell copper would be different if we did not receive revenues from the other significant metals being extracted and processed. This measure provides management and investors with an indication of the minimum copper price consistent with positive operating margins, assuming realized by-product metal prices are consistent with those prevailing during the reporting period. It also serves as an important operating statistic that management and investors utilize to measure our operating performance versus that of our competitors. However, it is important to understand that if by-product metal prices decline alongside copper prices, the cash cost net of by-product credits would increase, requiring a higher copper price than that reported to maintain positive cash flows and operating margins.

- Sustaining cash cost, net of by-product credits - This measure is an extension of cash cost that includes cash sustaining capital expenditures, including payments on capitalized leases, capitalized sustaining exploration, net smelter returns royalties, payments on certain long-term community agreements, as well as accretion and amortization for expected decommissioning activities for producing assets. It does not include corporate selling and administrative expenses. It provides a more fulsome measurement of the cost of sustaining production than cash cost, which is focused on operating costs only.

- All-in sustaining cash cost, net of by-product credits - This measure is an extension of sustaining cash cost that includes corporate G&A, regional costs, accretion and amortization for community agreements relating to current operations, and accretion for expected decommissioning activities for non-producing sites. Due to the inclusion of corporate selling and administrative expenses, all-in sustaining cash cost is presented on a consolidated basis only.

The tables below present a detailed build-up of cash cost and sustaining cash cost, net of by-product credits, by business unit in addition to consolidated all-in sustaining cash cost, net of by-product credits, and reconciliations between cash cost, net of by-product credits, to the most comparable IFRS measures of cost of sales for the three months and year ended December 31, 2023 and 2022. Cash cost, net of by-product credits may not calculate exactly based on amounts presented in the tables below due to rounding.

Consolidated	Three months ended		Year ended
Net pounds of copper produced[1]
(in thousands)	Dec. 31, 2023	Dec. 31, 2022	Dec. 31, 2023	Dec. 31, 2022
Peru	73,209	59,628	221,536	197,082
Manitoba	8,234	4,978	26,795	32,580
British Columbia[2]	18,755	-	41,995	-
Net pounds of copper produced	100,198	64,606	290,326	229,662
[1] Contained copper in concentrate.
[2] The numbers for British Columbia are only included from the date of acquisition of June 20, 2023. There are no comparatives.

Consolidated	Three months ended				Year ended
	Dec. 31, 2023		Dec. 31, 2022		Dec. 31, 2023		Dec. 31, 2022
Cash cost per pound of copper produced	$000s	$/lb	$000s	$/lb	$000s	$/lb	$000s	$/lb
Cash cost, before by-product credits	287,225	2.87	208,642	3.23	972,653	3.35	906,265	3.94
By-product credits	(271,738)	(2.71)	(138,990)	(2.15)	(741,288)	(2.55)	(708,334)	(3.08)
Cash cost, net of by-product credits	15,487	0.16	69,652	1.08	231,365	0.80	197,931	0.86

Consolidated	Three months ended				Year ended
	Dec. 31, 2023		Dec. 31, 2022		Dec. 31, 2023		Dec. 31, 2022
Cash cost per pound of copper produced	$000s	$/lb	$000s	$/lb	$000s	$/lb	$000s	$/lb
Mining	89,587	0.89	79,759	1.23	332,007	1.14	330,250	1.44
Milling	90,763	0.91	65,591	1.02	309,692	1.07	269,055	1.17
Refining (zinc)	-	-	-	-	-	-	32,755	0.14
G&A	38,937	0.39	21,269	0.33	122,574	0.42	125,454	0.55
Onsite costs	219,287	2.19	166,619	2.58	764,273	2.63	757,514	3.30
Treatment & refining	35,665	0.36	19,968	0.31	113,712	0.39	68,936	0.29
Freight & other	32,273	0.32	22,055	0.34	94,668	0.33	79,815	0.35
Cash cost, before by-product credits	287,225	2.87	208,642	3.23	972,653	3.35	906,265	3.94

Consolidated	Three months ended				Year ended
	Dec. 31, 2023		Dec. 31, 2022		Dec. 31, 2023		Dec. 31, 2022
Supplementary cash cost information	$000s	$/lb [1]	$000s	$/lb [1]	$000s	$/lb1	$000s	$/lb1
By-product credits[2]:
Zinc	18,474	0.18	24,744	0.38	74,842	0.26	224,043	0.98
Gold[3]	216,178	2.16	76,336	1.18	525,637	1.80	353,478	1.53
Silver[3]	22,698	0.23	9,592	0.15	68,701	0.24	62,252	0.27
Molybdenum & other	14,388	0.14	28,318	0.44	72,108	0.25	68,561	0.30
Total by-product credits	271,738	2.71	138,990	2.15	741,288	2.55	708,334	3.08
Reconciliation to IFRS:
Cash cost, net of by-product credits	15,487		69,652		231,365		197,931
By-product credits	271,738		138,990		741,288		708,334
Treatment and refining charges	(35,665)		(19,968)		(113,712)		(68,936)
Inventory adjustments	1,402		7		2,308		3,553
Share-based compensation expense	301		490		589		420
Post employment plan curtailment	-		(2,384)		-		(2,384)
Change in product inventory	29,326		(16,425)		38,405		(3,125)
Royalties	1,032		1,750		5,569		11,144
Depreciation and amortization[4]	121,812		79,408		391,657		337,615
Cost of sales[5]	405,433		251,520		1,297,469		1,184,552
[1] Per pound of copper produced.

2 By-product credits are computed as revenue per financial statements, including amortization of deferred revenue and pricing and volume adjustments. For more information, please see the realized price reconciliation table on page 41 of this MD&A for these figures.

[3] Gold and silver by-product credits do not include variable consideration adjustments with respect to stream arrangements. Variable consideration adjustments are cumulative adjustments to gold and silver stream deferred revenue primarily associated with the net change in mineral reserves and resources or amendments to the mine plan that would change the total expected deliverable ounces under the precious metal streaming arrangement. For the three months and year ended December 31, 2023 the variable consideration adjustments amounted income of $4,885 (three months and year ended December 31, 2022 - income of nil and an income of $959).

[4] Depreciation is based on concentrate sold.
[5] As per consolidated financial statements.

Peru	Three months ended		Year ended
(in thousands)	Dec. 31, 2023	Dec. 31, 2022	Dec. 31, 2023	Dec. 31, 2022
Net pounds of copper produced[1]	73,209	59,628	221,536	197,082
[1] Contained copper in concentrate.

Peru	Three months ended				Year ended
	Dec. 31, 2023		Dec. 31, 2022		Dec. 31, 2023		Dec. 31, 2022
Cash cost per pound of copper produced	$000s	$/lb	$000s	$/lb	$000s	$/lb	$000s	$/lb
Mining	30,336	0.41	41,647	0.70	122,651	0.55	137,546	0.70
Milling	50,199	0.69	50,723	0.85	198,062	0.90	195,152	0.99
G&A	24,909	0.34	14,817	0.25	77,154	0.35	63,015	0.32
Onsite costs	105,444	1.44	107,187	1.80	397,867	1.80	395,713	2.01
Treatment & refining	19,626	0.27	11,962	0.20	66,469	0.30	39,587	0.20
Freight & other	20,854	0.28	15,607	0.26	62,745	0.28	50,284	0.25
Cash cost, before by-product credits	145,924	1.99	134,756	2.26	527,081	2.38	485,584	2.46
By-product credits	(106,227)	(1.45)	(54,563)	(0.92)	(289,112)	(1.31)	(173,488)	(0.88)
Cash cost, net of by-product credits	39,697	0.54	80,193	1.34	237,969	1.07	312,096	1.58

Peru	Three months ended				Year ended
	Dec. 31, 2023		Dec. 31, 2022		Dec. 31, 2023		Dec. 31, 2022
Supplementary cash cost information	$000s	$/lb [1]	$000s	$/lb [1]	$000s	$/lb [1]	$000s	$/lb [1]
By-product credits[2]:
Gold[3]	77,517	1.05	19,934	0.33	169,915	0.77	68,630	0.35
Silver[3]	14,322	0.20	7,025	0.12	47,328	0.21	41,671	0.21
Molybdenum	14,388	0.20	27,604	0.47	71,869	0.33	63,187	0.32
Total by-product credits	106,227	1.45	54,563	0.92	289,112	1.31	173,488	0.88
Reconciliation to IFRS:
Cash cost, net of by-product credits	39,697		80,193		237,969		312,096
By-product credits	106,227		54,563		289,112		173,488
Treatment and refining charges	(19,626)		(11,962)		(66,469)		(39,587)
Inventory adjustments	-		-		-		(558)
Share-based compensation expenses	85		95		145		77
Change in product inventory	8,048		(15,685)		28,128		(31,348)
Royalties	1,456		1,656		5,615		5,367
Depreciation and amortization[4]	85,722		58,256		275,647		211,043
Cost of sales[5]	221,609		167,116		770,147		630,578
[1] Per pound of copper produced.
2 By-product credits are computed as revenue per financial statements, including amortization of deferred revenue and pricing and volume adjustments. For more information, please see the realized price reconciliation table on page 41 of this MD&A.
[3] Gold and silver by-product credits do not include variable consideration adjustments with respect to stream arrangements.
[4] Depreciation is based on concentrate sold.
[5] As per consolidated financial statements.

British Columbia	Three months ended	Year ended
(in thousands)	Dec. 31, 2023	Dec. 31, 2023
Net pounds of copper produced[1]	18,755	41,995

1 Contained copper in concentrate.

British Columbia	Three months ended		Year ended
	Dec. 31, 2023		Dec. 31, 2023
Cash cost per pound of copper produced	$000s	$/lb	$000s	$/lb
Mining	19,015	1.01	48,266	1.15
Milling	25,218	1.35	49,320	1.17
G&A	5,643	0.30	10,693	0.25
Onsite costs	49,876	2.66	108,279	2.57
Treatment & refining	4,850	0.26	9,755	0.23
Freight & other	4,654	0.25	8,347	0.20
Cash cost, before by-product credits	59,380	3.17	126,381	3.00
By-product credits	(9,286)	(0.50)	(21,520)	(0.51)
Cash cost, net of by-product credits	50,094	2.67	104,861	2.49

British Columbia	Three months ended		Year ended
	Dec. 31, 2023		Dec. 31, 2023
Supplementary cash cost information	$000s	$/lb [1]	$000s	$/lb [1]
By-product credits[2]:
Gold	6,876	0.37	16,996	0.40
Silver	2,410	0.13	4,524	0.11
Total by-product credits	9,286	0.50	21,520	0.51
Reconciliation to IFRS:
Cash cost, net of by-product credits	50,094		104,861
By-product credits	9,286		21,520
Treatment and refining charges	(4,850)		(9,755)
Change in product inventory	8,469		8,472
Royalties	(424)		(187)
Depreciation and amortization[3]	5,489		11,744
Cost of sales[4]	68,064		136,655
[1] Per pound of copper produced.
2 By-product credits are computed as revenue per financial statements, including amortization of deferred revenue and pricing and volume adjustments. For more information, please see the realized price reconciliation table on page 41 of this MD&A.
[3] Depreciation is based on concentrate sold.
[4] As per consolidated financial statements

Consolidated	Three months ended				Year ended
	Dec. 31, 2023		Dec. 31, 2022		Dec. 31, 2023		Dec. 31, 2022
All-in sustaining cash cost per pound of copper produced	$000s	$/lb	$000s	$/lb	$000s	$/lb	$000s	$/lb
Cash cost, net of by-product credits	15,487	0.16	69,652	1.08	231,365	0.80	197,931	0.86
Cash sustaining capital expenditures	87,609	0.87	60,002	0.92	255,924	0.88	255,725	1.11
Capitalized exploration	5,150	0.05	11,500	0.18	5,150	0.02	11,500	0.05
Royalties	1,032	0.01	1,750	0.03	5,569	0.02	11,144	0.05
Sustaining cash cost, net of by-product credits	109,278	1.09	142,904	2.21	498,008	1.72	476,300	2.07
Corporate selling and administrative expenses & regional costs	12,727	0.13	11,876	0.19	43,516	0.14	38,799	0.17
Accretion and amortization of decommissioning and community agreements[1]	8,967	0.09	722	0.01	16,036	0.06	4,416	0.02
All-in sustaining cash cost, net of by-product credits	130,972	1.31	155,502	2.41	557,560	1.92	519,515	2.26
Reconciliation to property, plant and equipment additions:
Property, plant and equipment additions	54,040		76,933		212,622		259,281
Capitalized stripping net additions	40,861		15,169		111,247		89,262
Total accrued capital additions	94,901		92,102		323,869		348,543
Less other non-sustaining capital costs[2]	19,945		41,850		105,769		147,749
Total sustaining capital costs	74,956		50,252		218,100		200,794
Capitalized lease cash payments - operating sites	8,708		5,848		24,983		33,271
Community agreement cash payments	2,274		2,854		6,706		9,486
Accretion and amortization of decommissioning and restoration obligations [3]	1,671		1,048		6,135		12,174
Cash sustaining capital expenditures	87,609		60,002		255,924		255,725
[1] Includes accretion of decommissioning liability relating to non-producing sites, and accretion and amortization of community agreements capitalized to Other assets.
[2] Other non-sustaining capital costs include Arizona capitalized costs, capitalized interest, capitalized exploration, right-of-use lease asset additions and growth capital expenditures.
[3] Includes amortization of decommissioning and restoration PP&E assets and accretion of decommissioning and restoration liabilities related to producing sites.

Peru	Three months ended				Year ended
	Dec. 31, 2023		Dec. 31, 2022		Dec. 31, 2023		Dec. 31, 2022
Sustaining cash cost per pound of copper produced	$000s	$/lb	$000s	$/lb	$000s	$/lb	$000s	$/lb
Cash cost, net of by-product credits	39,697	0.54	80,193	1.34	237,969	1.07	312,096	1.58
Cash sustaining capital expenditures	42,351	0.58	31,240	0.53	151,947	0.69	133,313	0.68
Capitalized exploration[1]	5,150	0.07	11,500	0.19	5,150	0.02	11,500	0.06
Royalties	1,456	0.02	1,656	0.03	5,615	0.03	5,367	0.03
Sustaining cash cost per pound of copper produced	88,654	1.21	124,589	2.09	400,681	1.81	462,276	2.35
[1] Only includes exploration costs incurred for locations near to existing mine operations.

British Columbia	Three months ended		Year ended
	Dec. 31, 2023		Dec. 31, 2023
Sustaining cash cost per pound of copper produced	$000s	$/lb	$000s	$/lb
Cash cost, net of by-product credits	50,094	2.67	104,861	2.49
Cash sustaining capital expenditures	24,063	1.28	38,550	0.92
Royalties	(424)	(0.02)	(187)	-
Sustaining cash cost per pound of copper produced	73,733	3.93	143,224	3.41

Gold Cash Cost and Gold Sustaining Cash Cost

Cash cost per ounce of gold produced ("gold cash cost") is a non-IFRS measure that management uses as a key performance indicator to assess the performance of our Manitoba operations. This alternative cash cost calculation designates gold as the primary metal of production as it represents a substantial component of revenues for our Manitoba business unit and should therefore be less volatile over time than Manitoba cash cost per pound of copper. The calculation is presented in three manners:

- Gold cash cost, before by-product credits - This measure is gross of by-product revenues and is a function of the efforts and costs incurred to mine and process all ore mined. However, the measure divides this aggregate cost over only ounces of gold produced, the assumed primary metal of production. This measure is generally less volatile from period to period, as it is not affected by changes in the price received for by-product metals.

- Gold cash cost, net of by-product credits - In order to calculate the net cost to produce and sell gold, the net of by-product credits measure subtracts the revenues realized from the sale of the metals other than gold. The by-product revenues from copper, zinc, and silver are significant and are integral to the economics of our Manitoba operation. The economics that support our decision to produce and sell gold would be different if we did not receive revenues from the other significant metals being extracted and processed. This measure provides management and investors with an indication of the minimum gold price consistent with positive operating margins, assuming realized by-product metal prices are consistent with those prevailing during the reporting period. It also serves as an important operating statistic that management and investors utilize to measure our operating performance at our Manitoba operation versus that of our competitors. However, it is important to understand that if by-product metal prices decline alongside gold prices, the gold cash cost net of by-product credits would increase, requiring a higher gold price than that reported to maintain positive cash flows and operating margins.

- Gold sustaining cash cost, net of by-product credits - This measure is an extension of gold cash cost that includes cash sustaining capital expenditures, capitalized exploration, net smelter returns royalties, as well as accretion and amortization for expected decommissioning activities for producing assets. It does not include corporate selling and administrative expenses. It provides a more fulsome measurement of the cost of sustaining production than gold cash cost, which is focused on operating costs only.

The tables below present a detailed build-up of gold cash cost and gold sustaining cash cost, net of by-product credits, for the Manitoba business unit, and reconciliations between gold cash cost, net of by-product credits, to the most comparable IFRS measures of cost of sales for the three months and year ended December 31, 2023 and 2022. Gold cash cost, net of by-product credits, may not calculate exactly based on amounts presented in the tables below due to rounding.

Manitoba	Three months ended		Year ended
(in thousands)	Dec. 31, 2023	Dec. 31, 2022	Dec. 31, 2023	Dec. 31, 2022
Net ounces of gold produced[1]	59,863	33,060	187,363	161,471
[1] Contained gold in concentrate and doré.

Manitoba	Three months ended				Year ended
	Dec. 31, 2023		Dec. 31, 2022		Dec. 31, 2023		Dec. 31, 2022
Cash cost per ounce of gold produced	$000s	$/oz1	$000s	$/oz1	$000s	$/oz1	$000s	$/oz1
Mining	40,236	673	38,112	1,153	161,090	860	192,704	1,193
Milling	15,346	256	14,868	450	62,310	333	73,903	458
Refining (zinc)	-	-	-	-	-	-	32,755	203
G&A	8,385	140	6,452	195	34,727	185	62,439	387
Onsite costs	63,967	1,069	59,432	1,798	258,127	1,378	361,801	2,241
Treatment & refining	11,189	186	8,006	242	37,488	200	29,349	181
Freight & other	6,765	113	6,448	195	23,576	126	29,531	183
Cash cost, before by-product credits	81,921	1,368	73,886	2,235	319,191	1,704	420,681	2,605
By-product credits	(55,928)	(934)	(43,407)	(1,313)	(183,056)	(977)	(372,783)	(2,308)
Gold cash cost, net of by-product credits	25,993	434	30,479	922	136,135	727	47,898	297

Manitoba	Three months ended				Year ended
Supplementary cash cost information	Dec. 31, 2023		Dec. 31, 2022		Dec. 31, 2023		Dec. 31, 2022
	$000s	$/oz [1]	$000s	$/oz1	$000s	$/oz [1]	$000s	$/oz [1]
By-product credits[2]:
Copper	31,489	526	15,382	465	91,126	487	122,785	760
Zinc	18,473	308	24,744	748	74,842	399	224,043	1,388
Silver[3]	5,966	100	2,567	78	16,849	90	20,581	127
Other	-	-	714	22	239	1	5,374	33
Total by-product credits	55,928	934	43,407	1,313	183,056	977	372,783	2,308
Reconciliation to IFRS:
Cash cost, net of by-product credits	25,993		30,479		136,135		47,898
By-product credits	55,928		43,407		183,056		372,783
Treatment and refining charges	(11,189)		(8,006)		(37,488)		(29,349)
Past service curtailment	-		(2,384)		-		(2,384)
Share-based compensation expenses	216		395		444		343
Inventory adjustments	1,402		7		2,308		4,111
Change in product inventory	12,809		(740)		1,805		28,223
Royalties	-		94		141		5,777
Depreciation and amortization[4]	30,601		21,152		104,266		126,572
Cost of sales[5]	115,760		84,404		390,667		553,974
[1] Per ounce of gold produced.
2 By-product credits are computed as revenue per financial statements, amortization of deferred revenue and pricing and volume adjustments. For more information, please see the realized price reconciliation table on page 41 of this MD&A.
[3] Silver by-product credits do not include variable consideration adjustments with respect to stream arrangements.
[4] Depreciation is based on concentrate sold.
[5] As per consolidated financial statements.

Manitoba	Three months ended				Year ended
	Dec. 31, 2023		Dec. 31, 2022		Dec. 31, 2023		Dec. 31, 2022
Sustaining cash cost per ounce of gold produced	$000s	$/oz	$000s	$/oz	$000s	$/oz	$000s	$/oz
Gold cash cost, net of by-product credits	25,993	434	30,479	922	136,135	727	47,898	297
Cash sustaining capital expenditures	21,195	354	28,762	870	65,427	349	122,412	758
Royalties	-	-	94	3	141	1	5,777	36
Sustaining cash cost per ounce of gold produced	47,188	788	59,335	1,795	201,703	1,077	176,087	1,091

Combined Unit Cost

Combined unit cost ("unit cost") and zinc plant unit cost is a non-IFRS measure that management uses as a key performance indicator to assess the performance of our mining and milling operations. Combined unit cost is calculated by dividing the cost of sales by mill throughput. This measure is utilized by management and investors to assess our cost structure and margins and compare it to similar information provided by other companies in our industry. Unlike cash cost, this measure is not impacted by variability in by-product commodity prices since there are no by-product deductions; costs associated with profit-sharing and similar costs are excluded because of their correlation to external metal prices. In addition, the unit costs are reported in the functional currency of the operation which minimizes the impact of foreign currency fluctuations. In all, the unit cost measures provide an alternative perspective on operating cost performance with minimal impact from external market prices.

The tables below present a detailed combined unit cost for the Peru and Manitoba business unit, and reconciliations between these measures to the most comparable IFRS measures of cost of sales for the year ended months ended December 31, 2023 and 2022.

Peru	Three months ended		Year ended
(in thousands except unit cost per tonne)	Dec. 31, 2023	Dec. 31, 2022	Dec. 31, 2023	Dec. 31, 2022
Combined unit cost per tonne processed
Mining	30,336	41,647	122,651	137,546
Milling	50,199	50,723	198,062	195,152
G&A1	24,909	14,817	77,154	63,015
Less: Other G&A2	(8,303)	(152)	(14,824)	(414)
	97,141	107,035	383,043	395,299
Less: COVID-19 related costs	-	689	-	5,214
Unit cost	97,141	106,346	383,043	390,085
Tonnes ore milled	7,939	7,796	30,721	30,522
Combined unit cost per tonne	12.24	13.64	12.47	12.78
Reconciliation to IFRS:
Unit cost	97,141	106,346	383,043	390,085
Freight & other	20,854	15,607	62,745	50,284
COVID-19 related costs	-	689	-	5,214
Other G&A	8,303	152	14,824	414
Share-based compensation expenses	85	95	145	77
Inventory adjustments	-	-	-	(558)
Change in product inventory	8,048	(15,685)	28,128	(31,348)
Royalties	1,456	1,656	5,615	5,367
Depreciation and amortization	85,722	58,256	275,647	211,043
Cost of sales[3]	221,609	167,116	770,147	630,578
[1] G&A as per cash cost reconciliation above.
[2] Other G&A primarily includes profit sharing costs.
[3] As per consolidated financial statements.

Manitoba	Three months ended		Year ended
(in thousands except tonnes ore milled and unit cost per tonne)	Dec. 31, 2023	Dec. 31, 2023	Dec. 31, 2023	Dec. 31, 2022
Combined unit cost per tonne processed
Mining	40,236	38,112	161,090	192,704
Milling	15,346	14,868	62,310	73,903
G&A1	8,385	6,452	34,727	62,439
Less: G&A allocated to zinc metal production and other areas	-	-	-	(6,523)
Less: Other G&A related to profit sharing costs	(1,522)	1,939	(6,650)	(20,075)
Unit cost	62,445	61,371	251,477	302,448
USD/CAD implicit exchange rate	1.36	1.36	1.35	1.30
Unit cost - C$	85,013	83,363	339,229	391,782
Tonnes ore milled	393,837	345,492	1,562,479	2,008,251
Combined unit cost per tonne - C$	216	241	217	195
Reconciliation to IFRS:
Unit cost	62,445	61,371	251,477	302,448
Freight & other	6,765	6,448	23,576	29,531
Refined (zinc)	-	-	-	32,755
G&A allocated to zinc metal production	-	-	-	6,523
Other G&A related to profit sharing	1,522	(1,939)	6,650	20,075
Share-based compensation expenses	216	395	444	343
Inventory adjustments	1,402	7	2,308	4,111
Past service pension/Curtailment	-	(2,384)	-	(2,384)
Change in product inventory	12,809	(740)	1,805	28,223
Royalties	-	94	141	5,777
Depreciation and amortization	30,601	21,152	104,266	126,572
Cost of sales[2]	115,760	84,404	390,667	553,974
[1] G&A as per cash cost reconciliation above.
[2] As per IFRS financial statements.

British Columbia	Three months ended	Year ended
(in thousands except unit cost per tonne)	Dec. 31, 2023	Dec. 31, 2023
Combined unit cost per tonne processed
Mining	19,015	48,266
Milling	25,218	49,320
G&A1	5,643	10,693
Unit cost	49,876	108,279
USD/CAD implicit exchange rate	1.37	1.36
Unit cost - C$	68,168	146,734
Tonnes ore milled	3,262	6,862
Combined unit cost per tonne C$	20.90	21.38
Reconciliation to IFRS:
Unit cost	49,876	108,279
Freight & other	4,654	8,347
Change in product inventory	8,469	8,472
Royalties	(424)	(187)
Depreciation and amortization	5,489	11,744
Cost of sales[3]	68,064	136,655
[1] G&A as per cash cost reconciliation above.
[2] Other G&A primarily includes profit sharing costs.
[3] As per consolidated financial statements.

Manitoba	Three months ended	Year ended
(in thousands except zinc plant unit cost per pound)	December 31, 2022	December 31, 2022
Zinc plant unit cost [1]

Zinc plant costs	-	32,755
G&A [2]	6,452	62,439
Less: G&A allocated to other areas	(8,391)	(35,841)
Less: Other G&A related to profit sharing	1,939	(20,075)
Zinc plant unit cost	-	39,278

USD/CAD implicit exchange rate	-	1.27
Zinc plant unit cost - C$	-	50,036
Refined metal produced (in pounds)	-	83,542
Zinc plant unit cost per pound - C$	-	0.60

Reconciliation to IFRS:
Zinc plant unit cost	-	39,278
Freight & other	6,448	29,531
Mining	38,112	192,704
Milling	14,868	73,903
G&A allocated to other areas	8,391	35,841
Other G&A related to profit sharing	(1,939)	20,075
Share-based payment	395	343
Inventory adjustments	7	4,111
Past service pension/Curtailment	(2,384)	(2,384)
Change in product inventory	(740)	28,223
Royalties	94	5,777
Depreciation and amortization	21,152	126,572
Cost of sales[3]	84,404	553,974
[1] The zinc plant ceased operations in June 2022. Prior year comparative information is disclosed above.
[2] G&A as per cash cost reconciliation above.
[3] As per IFRS financial statements.

ACCOUNTING CHANGES

New standards and interpretations adopted and not yet adopted

For information on new standards and interpretations adopted and not yet adopted, refer to note 4 of our consolidated financial statements for the year ended December 31, 2023.

CRITICAL ACCOUNTING JUDGEMENTS AND ESTIMATES

The preparation of the consolidated financial statements in conformity with IFRS requires us to make judgements, estimates and assumptions that affect the application of accounting policies, reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and reported amounts of revenue and expenses during the reporting period. Actual results may differ from these estimates.

We review these estimates and underlying assumptions on an ongoing basis based on our experience and other factors, including expectations of future events that we believe to be reasonable under the circumstances. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. Certain accounting estimates and judgements have been identified as being "critical" to the presentation of our financial condition and results of operations because they require us to make subjective and/or complex judgements about matters that are inherently uncertain; or there is a reasonable likelihood that materially different amounts could be reported under different conditions or using different assumptions and estimates.

The following are significant judgements and estimates impacting the consolidated financial statements:

- Judgements and estimates that affect multiple areas of the consolidated financial statements:

- Mineral reserves and resources which form the basis of life of mine plans which are utilized in impairment testing, timing of payments related to decommissioning obligations and depreciation of capital assets. We estimate our mineral reserves and resources based on information compiled by qualified persons as defined in accordance with NI 43-101;

- Income and mining taxes, including estimates of future taxable profit which impacts the ability to realize deferred tax assets on our balance sheet; and

- In respect of the outcome of uncertain future events as it concerns recognizing contingent liabilities.

- Judgements and estimates that relate mainly to assets (these judgements may also affect other areas of the consolidated financial statements):

- Property, plant and equipment:

- Cost allocations for mine development;

- Mining properties expenditures capitalized;

- Classification of supply costs as related to capital development or inventory acquisition;

- Determining when exploration and evaluation assets should be transferred to capital works in progress within property, plant and equipment;

- Determination of when an asset or group of assets is in the condition and location to be ready for use as intended by management for the purposes of commencing depreciation;

- Componentization;

- Assessment of impairment, including determination of cash generating units and assessing for indicators of impairment;

- Recoverability of exploration and evaluation assets, including determination of cash generating units and assessing for indications of impairment;

- Units of production depreciation;

- Plant and equipment estimated useful lives and residual values;

- Capitalized stripping costs; and

- Finite life intangible assets.

- Impairment (and reversal of impairment) of non-financial assets:

- Future production levels and timing;

- Operating and capital costs;

- Future commodity prices;

- Foreign exchange rates; and

- Risk adjusted discount rates; and

- In process inventory quantities, inventory cost allocations and inventory valuation.

- Judgements and estimates that relate mainly to liabilities (these judgements may also affect other areas of the consolidated financial statements):

- Determination of deferred revenue per unit related to the precious metals stream transactions and determination of current portion of deferred revenue, which is based on timing of future sales, and adjustments of the expected conversion of resource to reserves;

- Pensions and other employee benefits; and

- Decommissioning, restoration and similar liabilities including estimated future costs and timing of spending.

- Estimates that relate mainly to the consolidated income statements:

- Assaying used to determine revenues and recoverability of inventories.

For more information on judgements and estimates, refer to note 2 of our consolidated financial statements for the year ended December 31, 2023.

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING

Disclosure controls and procedures ("DC&P")

Management is responsible for establishing and maintaining adequate DC&P. As of December 31, 2023, we have evaluated the effectiveness of the design and operation of our DC&P in accordance with requirements of National Instrument 52-109 of the Canadian Securities Commission ("NI 52-109") and the Sarbanes Oxley Act of 2002 (as adopted by the US Securities and Exchange Commission). Our Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO") supervised and participated in this evaluation.

As of December 31, 2023, based on management's evaluation, our CEO and CFO concluded that our DC&P were effective to ensure that information required to be disclosed by us in reports we file or submit is recorded, processed, summarized and reported within the time periods specified in securities legislation and is accumulated and communicated to our management, including our CEO and CFO, to allow timely decisions regarding required disclosure.

Internal control over financial reporting ("ICFR")

Management of Hudbay is responsible for establishing and maintaining adequate ICFR. Under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, we evaluated the effectiveness of our ICFR as of December 31, 2023 based upon the Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on management's evaluation, our CEO and CFO concluded that our ICFR was effective as of December 31, 2023.

The effectiveness of the Company's ICFR as of December 31, 2023 has been audited by Deloitte LLP, Independent Registered Public Accounting Firm as stated in their report immediately preceding the Company's consolidated financial statements for the year ended December 31, 2023.

Limitation on Scope of Design

Management has determined to limit the scope of design of disclosure controls and procedures ("DC&P") and ICFR to exclude controls, policies and procedures of Copper Mountain, which Hudbay acquired on June 20, 2023. This scope of limitation is in accordance with section 3.3(1)(b) of NI 52-109 and SEC staff guidance, which allows for an issuer to limit the design of DC&P or ICFR to exclude a business that the issuer acquired not more than 365 days before the end of the financial period to which the Chief Executive Officer's and Chief Financial Officer's certification of annual filings relate. Copper Mountain's financial statements constitute 34% and 19% of net and total assets, respectively, 10% of revenues, and 19% of net income of the consolidated financial statement amounts as of and for the year ended December 31, 2023.

Changes in ICFR

Notwithstanding the limitation on scope of design discussed above, we did not make any changes to ICFR during the year ended December 31, 2023 that materially affected, or are reasonably likely to materially affect, our ICFR.

Inherent limitations of controls and procedures

All internal control systems, no matter how well designed, have inherent limitations. As a result, even systems determined to be effective may not prevent or detect misstatements on a timely basis, as systems can provide only reasonable assurance that the objectives of the control system are met. In addition, projections of any evaluation of the effectiveness of ICFR to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may change.

NOTES TO READER

Forward-Looking Information

This MD&A contains forward-looking information within the meaning of applicable Canadian and United States securities legislation. All information contained in this MD&A, other than statements of current and historical fact, is forward-looking information. Often, but not always, forward-looking information can be identified by the use of words such as "plans", "expects", "budget", "guidance", "scheduled", "estimates", "forecasts", "strategy", "target", "intends", "objective", "goal", "understands", "anticipates" and "believes" (and variations of these or similar words) and statements that certain actions, events or results "may", "could", "would", "should", "might" "occur" or "be achieved" or "will be taken" (and variations of these or similar expressions). All of the forward-looking information in this MD&A is qualified by this cautionary note.

Forward-looking information includes, but is not limited to, statements with respect to our production, cost and capital and exploration expenditure guidance, expectations regarding reductions in discretionary spending and capital expenditures, our ability to stabilize and optimize the Copper Mountain mine operation, and achieve operating synergies, the fleet production ramp up plan and the accelerated stripping strategies at the Copper Mountain site, our ability to complete business integration activities at the Copper Mountain mine, the estimated timelines and pre-requisites for sanctioning the Copper World project and the pursuit of a potential minority joint venture partner, expectations regarding the permitting requirements for the Copper World project (including expected timing for receipt of such applicable permits), the expected benefits of Manitoba growth initiatives, including the advancement of the development and exploration drift at the 1901 deposit; the anticipated use of proceeds from the flow-through financing completed during the fourth quarter of 2023, our future deleveraging strategies and our ability to deleverage and repay debt as needed, expectations regarding our cash balance and liquidity, our ability to increase the mining rate at Lalor, the anticipated benefits from completing the Stall recovery improvement program, expectations regarding the ability to conduct exploration work and execute on exploration programs on its properties and to advance related drill plans, including the advancement of the exploration program at Maria Reyna and Caballito, the ability to continue mining higher-grade ore in the Pampacancha pit and our expectations resulting therefrom, expectations regarding our ability to further reduce greenhouse gas emissions, our evaluation and assessment of opportunities to reprocess tailings using various metallurgical technologies, expectations regarding the prospective nature of the Maria Reyna and Caballito properties, the anticipated impact of brownfield and greenfield growth projects on our performance, anticipated expansion opportunities and extension of mine life in Snow Lake and our ability to find a new anchor deposit near our Snow Lake operations, anticipated future drill programs and exploration activities and any results expected therefrom, anticipated mine plans, anticipated metals prices and the anticipated sensitivity of our financial performance to metals prices, events that may affect our operations and development projects, anticipated cash flows from operations and related liquidity requirements, the anticipated effect of external factors on revenue, such as commodity prices, estimation of mineral reserves and resources, mine life projections, reclamation costs, economic outlook, government regulation of mining operations, and business and acquisition strategies. Forward-looking information is not, and cannot be, a guarantee of future results or events. Forward-looking information is based on, among other things, opinions, assumptions, estimates and analyses that, while considered reasonable by us at the date the forward-looking information is provided, inherently are subject to significant risks, uncertainties, contingencies and other factors that may cause actual results and events to be materially different from those expressed or implied by the forward-looking information.

The material factors or assumptions that we identified and were applied by us in drawing conclusions or making forecasts or projections set out in the forward-looking information include, but are not limited to:

- the ability to achieve production, cost and capital and exploration expenditure guidance;

- the ability to achieve discretionary spending reductions without impacting operations;

- no significant interruptions to our operations due to social or political unrest in the regions we operate, including the navigation of the complex political and social environment in Peru;

- no interruptions to our plans for advancing the Copper World project, including with respect to timely receipt of applicable permits;

- our ability to successfully complete the integration and optimization of the Copper Mountain operations, achieve operating synergies and develop and maintain good relations with key stakeholders;

- the ability to execute on its exploration plans, including the potential ramp up of exploration in respect of the Maria Reyna and Caballito properties and to advance related drill plans;

- the success of mining, processing, exploration and development activities;

- the scheduled maintenance and availability of our processing facilities;

- the accuracy of geological, mining and metallurgical estimates;

- anticipated metals prices and the costs of production;

- the supply and demand for metals we produce;

- the supply and availability of all forms of energy and fuels at reasonable prices;

- no significant unanticipated operational or technical difficulties;

- the execution of our business and growth strategies, including the success of our strategic investments and initiatives;

- the availability of additional financing, if needed;

- the ability to deleverage and repay debt as needed;

- the ability to complete project targets on time and on budget and other events that may affect our ability to develop our projects;

- the timing and receipt of various regulatory and governmental approvals;

- the availability of personnel for our exploration, development and operational projects and ongoing employee relations;

- maintaining good relations with the employees at our operations;

- maintaining good relations with the labour unions that represent certain of our employees in Manitoba and Peru;

- maintaining good relations with the communities in which we operate, including the neighbouring Indigenous communities and local governments;

- no significant unanticipated challenges with stakeholders at our various projects;

- no significant unanticipated events or changes relating to regulatory, environmental, health and safety matters;

- no contests over title to our properties, including as a result of rights or claimed rights of Indigenous peoples or challenges to the validity of our unpatented mining claims;

- the timing and possible outcome of pending litigation and no significant unanticipated litigation;

- certain tax matters, including, but not limited to current tax laws and regulations, changes in taxation policies and the refund of certain value added taxes from the Canadian and Peruvian governments; and

- no significant and continuing adverse changes in general economic conditions or conditions in the financial markets (including commodity prices and foreign exchange rates).

The risks, uncertainties, contingencies and other factors that may cause actual results to differ materially from those expressed or implied by the forward-looking information may include, but are not limited to, risks related to the ongoing business integration of Copper Mountain and the process for designing, implementing and maintaining effective internal controls for Copper Mountain the failure to effectively complete the integration and optimization of the Copper Mountain operations, or to achieve anticipated operating synergies, political and social risks in the regions we operate, including the navigation of the complex political and social environment in Peru, risks generally associated with the mining industry and the current geopolitical environment, including future commodity prices, currency and interest rate fluctuations, energy and consumable prices, supply chain constraints and general cost escalation in the current inflationary environment, risks related to the renegotiation of collective bargaining agreements with the labour unions representing certain of our employees in Manitoba and Peru uncertainties related to the development and operation of our projects, the risk of an indicator of impairment or impairment reversal relating to a material mineral property, risks related to the Copper World project, including in relation to permitting, project delivery and financing risks, risks related to the Lalor mine plan, including the ability to convert inferred mineral resource estimates to higher confidence categories, dependence on key personnel and employee and union relations, risks related to political or social instability, unrest or change, risks in respect of Indigenous and community relations, rights and title claims, operational risks and hazards, including the cost of maintaining and upgrading our tailings management facilities and any unanticipated environmental, industrial and geological events and developments and the inability to insure against all risks, failure of plant, equipment, processes, transportation and other infrastructure to operate as anticipated, compliance with government and environmental regulations, including permitting requirements and anti-bribery legislation, depletion of our reserves, volatile financial markets and interest rates that may affect our ability to obtain additional financing on acceptable terms, the failure to obtain required approvals or clearances from government authorities on a timely basis, uncertainties related to the geology, continuity, grade and estimates of mineral reserves and resources, and the potential for variations in grade and recovery rates, uncertain costs of reclamation activities, our ability to comply with our pension and other post-retirement obligations, our ability to abide by the covenants in our debt instruments and other material contracts, tax refunds, hedging transactions, as well as the risks discussed under the heading "Risk Factors" in our most recent Annual Information Form and under the heading "Financial Risk Management" in this MD&A, each of which is available on the company's SEDAR+ profile at www.sedarplus.ca and the company's EDGAR profile at www.sec.gov.

Should one or more risk, uncertainty, contingency or other factor materialize or should any factor or assumption prove incorrect, actual results could vary materially from those expressed or implied in the forward-looking information. Accordingly, you should not place undue reliance on forward-looking information. We do not assume any obligation to update or revise any forward-looking information after the date of this MD&A or to explain any material difference between subsequent actual events and any forward-looking information, except as required by applicable law.

Note to United States Investors

This MD&A has been prepared in accordance with the requirements of the securities laws in effect in Canada, which may differ materially from the requirements of United States securities laws applicable to U.S. issuers.

Qualified Person and NI 43-101

The technical and scientific information in this MD&A related to our material mineral projects has been approved by Olivier Tavchandjian, P. Geo, Senior Vice President, Exploration and Technical Services. Mr. Tavchandjian is a qualified person pursuant to National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101").

For a description of the key assumptions, parameters and methods used to estimate mineral reserves and resources at Hudbay's material properties, as well as data verification procedures and a general discussion of the extent to which the estimates of scientific and technical information may be affected by any known environmental, permitting, legal title, taxation, sociopolitical, marketing or other relevant factors, please see the technical reports for our material properties as filed by us on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov..

SUMMARY OF HISTORICAL RESULTS

The following unaudited tables set out a summary of quarterly and annual results for the Company.

		2023 [4]	Q4 2023	Q3 2023	Q2 2023	Q1 2023	2022 [4]	Q4 2022	Q3 2022	Q2 2022	Q1 2022	2021 [4]	Q4 2021
Consolidated Financial Condition ($000s)
Cash		$249,794	$249,794	$245,217	$179,734	$255,563	$225,665	$225,665	$286,117	$258,556	$213,359	$270,989	$270,989
Total long-term debt		1,287,536	1,287,536	1,377,443	1,370,682	1,225,023	1,184,162	1,184,162	1,183,237	1,182,143	1,181,119	1,180,274	1,180,274
Net debt[1]		1,037,742	1,037,742	1,132,226	1,190,948	969,460	958,497	958,497	897,120	923,587	967,760	909,285	909,285
Consolidated Financial Performance ($000s except per share amounts)
Revenue		$1,690,030	$602,189	$480,456	$312,166	$295,219	$1,461,440	$321,196	$346,171	$415,454	$378,619	$1,501,998	$425,170
Cost of sales		1,297,469	405,433	374,057	289,273	228,706	1,184,552	251,520	313,741	325,940	293,351	1,370,979	343,426
Earnings (loss) before		151,830	80,982	84,149	(30,731)	17,430	95,815	(14,287)	(263)	21,504	88,861	(202,751)	(149)
Earnings (loss)		69,543	33,528	45,490	(14,932)	5,457	70,382	(17,441)	(8,135)	32,143	63,815	(244,358)	(10,453)
Basic and diluted earnings (loss) per share		$0.22	$0.10	$0.13	$(0.05)	$0.02	$0.27	$(0.07)	$(0.03)	$0.12	$0.24	$(0.93)	$(0.04)
Adjusted earnings (loss) per share [1]		$0.23	$0.20	$0.07	$(0.07)	$0.00	$0.10	$0.01	$(0.05)	$0.12	$0.02	$0.09	$0.13
Operating cash flow before change in non-cash working capital		569,994	246,528	181,980	55,878	85,608	391,729	109,148	81,617	123,911	77,053	483,862	156,917
Adjusted EBITDA (in $ millions) [1]		647.8	274.4	190.7	81.2	101.9	475.9	124.7	99.3	141.4	110.2	547.8	180.8
Consolidated Operational Performance
Contained metal in concentrate and doré produced [2]
Copper	tonne	131,691	45,450	41,964	21,715	22,562	104,173	29,305	24,498	25,668	24,702	99,470	28,198
Gold	ounc	310,429	112,776	101,417	48,996	47,240	219,700	53,920	53,179	58,645	53,956	193,783	64,159
Silver	ounc	3,575,234	1,197,082	1,063,032	612,310	702,809	3,161,294	795,015	717,069	864,853	784,357	3,045,481	899,713
Zinc	tonne	34,642	5,747	10,291	8,758	9,846	55,381	6,326	9,750	17,053	22,252	93,529	23,207
Molybdenum	tonne	1,566	397	466	414	289	1,377	344	437	390	207	1,146	275
Payable metal in concentrate and doré sold
Copper	tonne	124,996	44,006	39,371	23,078	18,541	94,473	25,415	24,799	23,650	20,609	92,200	24,959
Gold	ounc	276,893	104,840	74,799	47,533	49,720	213,415	47,256	66,932	50,884	48,343	168,358	56,927
Silver	ounc	3,145,166	1,048,877	748,955	805,448	541,884	2,978,485	559,306	816,416	738,171	864,591	2,427,508	638,640
Zinc [3]	tonne	28,779	7,385	7,125	8,641	5,628	59,043	8,230	12,714	20,793	17,306	96,435	21,112
Molybdenum	tonne	1,462	468	426	314	254	1,352	421	511	208	213	1,098	245
Cash cost [1]	$/lb	$0.80	$0.16	$1.10	$1.60	$0.85	$0.86	$1.08	$0.58	$0.65	$1.11	$0.74	$0.51
Sustaining cash cost [1]	$/lb	$1.72	$1.09	$1.89	$2.73	$1.83	$2.07	$2.21	$1.91	$1.87	$2.29	$2.07	$1.95
All-in sustaining cash cost [1]	$/lb	$1.92	$1.31	$2.04	$2.98	$2.07	$2.26	$2.41	$2.16	$1.93	$2.54	$2.30	$2.20

1Net debt, adjusted earnings (loss) per share, adjusted EBITDA, cash cost, sustaining cash cost and all-in sustaining cash cost per pound of copper produced, net of by-product credits, are non-IFRS financial performance measures with no standardized definition under IFRS. For further information and a detailed reconciliation, please see discussion under the "Non-IFRS Financial Performance Measures" section of this MD&A. The above table sets forth selected non-IFRS financial performance measures for each of our nine most recently completed quarters and three most recently completed years; detailed reconciliations for non-comparable prior periods can be found in our MD&A for these prior periods in the "Non-IFRS Financial Performance Measures" section of these documents.

2 Metal reported in concentrate is prior to deductions associated with smelter contract terms.

3 Includes refined zinc metal sold.

4 Annual consolidated results may not calculate based on amounts presented in this table due to rounding.

		2023 [5]	Q4 2023	Q3 2023	Q2 2023	Q1 2023	2022 [5]	Q4 2022	Q3 2022	Q2 2022	Q1 2022	2021 [5]	Q4 2021
Peru Operations
Constancia ore mined[1]	tonnes	9,265,954	973,176	1,242,198	3,647,399	3,403,181	25,840,435	5,614,918	6,300,252	7,017,114	6,908,151	29,714,327	7,742,469
Copper	%	0.32	0.30	0.30	0.31	0.34	0.35	0.40	0.36	0.33	0.32	0.31	0.33
Gold	g/tonne	0.04	0.04	0.04	0.04	0.04	0.04	0.04	0.05	0.04	0.04	0.04	0.04
Silver	g/tonne	2.53	2.26	2.91	2.49	2.52	3.40	3.48	3.38	3.53	3.22	2.88	2.81
Molybdenum	%	0.01	0.01	0.01	0.01	0.01	0.01	0.01	0.01	0.01	0.01	0.01	0.01
Pampacancha ore mined[1]	tonnes	14,756,416	5,556,613	5,894,013	2,408,495	897,295	8,319,250	3,771,629	2,488,928	1,211,387	847,306	5,141,001	2,107,196
Copper	%	0.51	0.56	0.53	0.36	0.49	0.33	0.37	0.29	0.29	0.27	0.27	0.27
Gold	g/tonne	0.33	0.32	0.30	0.34	0.52	0.29	0.29	0.23	0.28	0.43	0.30	0.34
Silver	g/tonne	4.28	4.84	4.22	2.81	5.12	4.06	3.84	4.30	4.25	4.06	4.02	4.26
Molybdenum	%	0.01	0.01	0.02	0.02	0.01	0.01	0.01	0.01	0.01	0.01	0.01	0.01
Strip Ratio		1.51	1.26	1.36	1.74	1.84	1.13	0.97	1.26	1.22	1.10	1.02	0.95
Ore milled	tonnes	30,720,929	7,939,044	7,895,109	7,223,048	7,663,728	30,522,294	7,795,735	7,742,020	7,770,706	7,213,833	28,809,755	8,048,925
Copper	%	0.39	0.48	0.43	0.31	0.33	0.34	0.41	0.34	0.32	0.31	0.32	0.33
Gold	g/tonne	0.16	0.25	0.21	0.09	0.08	0.09	0.12	0.08	0.09	0.08	0.08	0.11
Silver	g/tonne	3.62	4.20	3.75	2.78	3.69	3.58	3.93	3.48	3.64	3.26	3.35	3.67
Molybdenum	%	0.01	0.01	0.02	0.01	0.01	0.01	0.01	0.01	0.01	0.01	0.01	0.01
Copper recovery	%	84.2	87.4	85.2	80.0	81.7	85.0	85.1	84.5	85.0	85.3	84.6	86.0
Gold recovery	%	71.8	77.6	74.8	61.1	56.8	63.6	69.6	61.9	60.3	59.8	64.6	63.6
Silver recovery	%	70.0	78.0	73.2	65.1	60.7	65.7	66.5	65.2	64.2	66.9	63.7	60.8
Molybdenum recovery	%	35.8	33.6	37.2	40.5	34.8	34.8	37.7	41.0	38.8	21.1	31.5	26.7
Contained metal in concentrate
Copper	tonnes	100,487	33,207	29,081	17,682	20,517	89,395	27,047	22,302	20,880	19,166	77,813	22,856
Gold	ounces	114,218	49,418	40,596	12,998	11,206	58,229	20,860	12,722	13,858	10,789	50,306	17,917
Silver	ounces	2,505,229	836,208	697,211	419,642	552,167	2,309,352	655,257	564,299	584,228	505,568	1,972,949	578,140
Molybdenum	tonnes	1,566	397	466	414	289	1,377	344	437	390	207	1,146	275
Payable metal sold
Copper	tonnes	96,213	31,200	27,490	21,207	16,316	79,805	23,789	20,718	18,473	16,825	71,398	20,551
Gold	ounces	97,176	38,114	32,757	14,524	11,781	49,968	15,116	11,970	8,430	14,452	41,807	16,304
Silver	ounces	2,227,419	703,679	460,001	671,532	392,207	2,045,678	411,129	513,470	484,946	636,133	1,490,651	380,712
Molybdenum	tonnes	1,462	468	426	314	254	1,352	421	511	208	213	1,098	245
Unit cost [2,3,4]	$/tonne	$12.47	$12.24	$12.20	$14.07	$11.47	$12.78	$13.64	$13.06	$12.02	$12.37	$10.70	$9.96
Peru cash cost[3]	$/lb	$1.07	$0.54	$0.83	$2.14	$1.36	$1.58	$1.34	$1.68	$1.82	$1.54	$1.54	$1.28
Peru sustaining cash cost[3]	$/lb	$1.81	$1.21	$1.51	$3.06	$2.12	$2.35	$2.09	$2.46	$2.62	$2.27	$2.46	$2.46
[1] Reported tonnes and grade for ore mined are estimates based on mine plan assumptions and may not fully reconcile to ore milled.
[2] Reflects combined mine, mill and general and administrative ("G&A") costs per tonne of ore milled. Reflects the deduction of expected capitalized stripping costs.
[3] Combined unit costs, cash cost, and sustaining cash cost per pound of copper produced, net of by-product credits, are non-IFRS financial performance measures with no standardized definition under IFRS. For further information and a detailed reconciliation, please see the discussion under the "Non-IFRS Financial Performance Measures" section of this MD&A. The above table sets forth selected non-IFRS financial performance measures for each of our nine most recently completed quarters and three most recently completed years; detailed reconciliations for non-comparable prior periods can be found in our MD&A for these prior periods in the "Non-IFRS Financial Performance Measures" section of these documents.
[4] 2022 and 2021 combined unit costs exclude COVID-19 related costs.
[5] Annual consolidated results may not calculate based on amounts presented in this table due to rounding.

		2023 [1]	Q4 2023	Q3 2023	Q2 2023	Q1 2023	2022 [1]	Q4 2022	Q3 2022	Q2 2022	Q1 2022	2021 [1]	Q4 2021
Manitoba Operations
Lalor ore mined	tonnes	1,526,729	372,384	367,491	413,255	373,599	1,516,203	369,453	347,345	412,653	386,752	1,593,141	422,208
Copper	%	0.86	1.04	1.02	0.81	0.57	0.73	0.73	0.71	0.70	0.80	0.71	0.78
Zinc	%	3.00	2.20	3.31	3.14	3.32	3.14	2.17	3.27	3.06	4.06	4.23	4.19
Gold	g/tonne	4.74	5.92	5.08	4.07	3.96	4.00	4.00	4.57	3.73	3.76	3.41	3.92
Silver	g/tonne	24.51	28.92	27.80	23.27	18.24	21.96	19.37	21.27	23.95	22.94	24.66	30.35
777 ore mined	tonnes	-	-	-	-	-	484,355	-	-	226,286	258,069	1,053,710	266,744
Copper	%	-	-	-	-	-	1.12	-	-	1.03	1.19	1.28	1.13
Zinc	%	-	-	-	-	-	3.83	-	-	3.51	4.12	3.91	4.16
Gold	g/tonne	-	-	-	-	-	1.66	-	-	1.62	1.69	2.03	1.80
Silver	g/tonne	-	-	-	-	-	20.85	-	-	20.63	21.05	25.25	25.02
Stall & New Britannia Concentrator Combined:
Ore milled	tonnes	1,562,479	393,837	402,443	380,538	385,661	1,510,907	345,492	362,108	406,006	397,301	1,506,756	419,727
Copper	%	0.85	1.03	0.93	0.82	0.60	0.75	0.73	0.69	0.73	0.82	0.72	0.75
Zinc	%	3.02	2.22	3.43	3.12	3.31	3.30	2.31	3.33	3.20	4.24	4.30	4.12
Gold	g/tonne	4.71	5.82	4.88	4.13	3.99	4.08	3.98	4.60	3.93	3.87	3.42	3.90
Silver	g/tonne	24.49	28.35	27.02	23.51	19.08	22.15	20.40	20.66	23.98	23.16	24.95	30.07
Copper recovery	%	91.30	91.8	95.2	89.4	88.8	88.6	89.2	88.3	89.5	87.5	86.8	88.7
Zinc recovery	%	74.68	65.9	74.6	73.8	84.4	79.0	79.4	80.9	75.5	85.7	88.9	87.4
Gold recovery	%	61.90	62.1	66.2	57.3	62.0	59.2	58.8	60.9	58.8	58.4	54.9	54.6
Silver recovery	%	60.88	61.5	64.3	58.9	58.8	58.1	56.1	57.6	58.1	60.0	54.4	53.9
Flin Flon Concentrator:
Ore milled	tonnes	-	-	-	-	-	497,344	-	-	243,312	254,032	1,133,516	262,565
Copper	%	-	-	-	-	-	1.11	-	-	1.02	1.20	1.23	1.12
Zinc	%	-	-	-	-	-	3.87	-	-	3.60	4.13	3.95	4.16
Gold	g/tonne	-	-	-	-	-	1.67	-	-	1.64	1.70	2.04	1.78
Silver	g/tonne	-	-	-	-	-	21.00	-	-	20.76	21.23	24.90	25.04
Copper recovery	%	-	-	-	-	-	86.7	-	-	85.5	87.6	87.7	86.7
Zinc recovery	%	-	-	-	-	-	83.0	-	-	82.9	83.2	83.0	83.1
Gold recovery	%	-	-	-	-	-	57.1	-	-	56.4	57.7	58.5	59.2
Silver recovery	%	-	-	-	-	-	51.8	-	-	51.0	52.5	45.1	45.6
[1] Annual consolidated results may not calculate based on amounts presented in this table due to rounding.

		2023 [4]	Q4 2023	Q3 2023	Q2 2023	Q1 2023	2022 [4]	Q4 2022	Q3 2022	Q2 2022	Q1 2022	2021 [4]	Q4 2021
Manitoba Operations (continued)
Total Manitoba contained metal in concentrate produced
Copper	tonnes	12,154	3,735	3,580	2,794	2,045	14,778	2,258	2,196	4,788	5,536	21,657	5,342
Zinc	tonnes	34,642	5,747	10,291	8,758	9,846	55,381	6,326	9,750	17,053	22,252	93,529	23,207
Gold	ounces	147,124	45,719	41,810	28,948	30,647	132,764	25,961	32,570	37,346	36,887	134,475	37,644
Silver	ounces	754,093	220,684	224,826	169,519	139,064	799,108	127,099	138,615	264,651	268,743	1,066,003	315,054
Precious metal in doré produced
Gold	ounces	40,239	14,144	14,403	6,305	5,387	28,707	7,099	7,887	7,441	6,280	9,002	8,598
Silver	ounces	97,630	34,895	39,926	11,231	11,578	52,834	12,659	14,155	15,974	10,046	6,529	6,519
Total Manitoba payable metal sold in concentrate and doré
Copper	tonnes	10,708	3,687	2,925	1,871	2,225	14,668	1,626	4,081	5,177	3,784	20,802	4,408
Zinc[1]	tonnes	28,779	7,385	7,125	8,641	5,628	59,043	8,230	12,714	20,793	17,306	96,435	21,112
Gold	ounces	171,297	63,635	36,713	33,009	37,939	163,447	32,140	54,962	42,454	33,891	126,551	40,623
Silver	ounces	728,304	246,757	197,952	133,916	149,677	932,807	148,177	302,946	253,225	228,458	936,857	257,928
Combined unit cost [2,3]	C$/tonne	$217	$216	$217	$220	$216	$195	$241	$235	$168	$176	$154	$168
Gold cash cost [3,5]	$/oz	$727	$434	$670	$1,097	$938	$297	$922	$216	$(207)	$416	$-	$-
Sustaining gold cash cost [3,5]	$/oz	$1,077	$788	$939	$1,521	$1,336	$1,091	$1,795	$1,045	$519	$1,187	$-	$-
[1] Includes refined zinc metal sold.
[2] Reflects combined mine, mill and G&A costs per tonne of milled ore.
[3] Combined unit costs, cash cost, and sustaining cash cost per pound of copper produced, cash cost, and sustaining cash cost per ounce of gold produced, net of by-product credits, are non-IFRS financial performance measures with no standardized definition under IFRS. For further information and a detailed reconciliation, please see the discussion under the "Non-IFRS Financial Performance Measures" section of this MD&A. The above table sets forth selected non-IFRS financial performance measures for each of our nine most recently completed quarters and three most recently completed years; detailed reconciliations for non-comparable prior periods can be found in our MD&A for these prior periods in the "Non-IFRS Financial Performance Measures" section of these documents.
[4] Annual consolidated results may not calculate based on amounts presented in this table due to rounding.
[5] Cash cost and sustaining cash cost per ounce of gold produced, net of by-product credits were introduced in 2022 and do not have a published comparative.

		2023 [6]	Q4 2023	Q3 2023	Q2 2023 [5]	Q1 2023	2022	Q4 2022	Q3 2022	Q2 2022	Q1 2022	2021	Q4 2021
British Columbia Operations [4]
Ore mined[1]	tonnes	6,975,389	2,627,398	3,792,568	555,423	-	-	-	-	-	-	-	-
Strip Ratio		3.82	5.34	2.96	-	-	-	-	-	-	-	-	-
Ore milled	tonnes	6,862,152	3,261,891	3,158,006	442,255	-	-	-	-	-	-	-	-
Copper	%	0.35	0.33	0.36	0.36	-	-	-	-	-	-	-	-
Gold	g/tonne	0.07	0.06	0.08	0.08	-	-	-	-	-	-	-	-
Silver	g/tonne	1.36	1.36	1.40	1.07	-	-	-	-	-	-	-	-
Copper recovery	%	79.7	78.8	80.90	77.69	-	-	-	-	-	-	-	-
Gold recovery	%	55.9	54.1	56.10	67.90	-	-	-	-	-	-	-	-
Silver recovery	%	73.0	73.8	71.30	78.60	-	-	-	-	-	-	-	-
Contained metal in concentrate produced
Copper	tonnes	19,050	8,508	9,303	1,239	-	-	-	-	-	-	-	-
Gold	ounces	8,848	3,495	4,608	745	-	-	-	-	-	-	-	-
Silver	ounces	218,282	105,295	101,069	11,918	-	-	-	-	-	-	-	-
Payable metal
Copper	tonnes	18,075	9,119	8,956	-	-	-	-	-	-	-	-	-
Gold	ounces	8,420	3,091	5,329	-	-	-	-	-	-	-	-	-
Silver	ounces	189,443	98,441	91,002	-	-	-	-	-	-	-	-	-
Combined unit cost [2,3]	C$/tonne	$21.38	$20.90	24.88	-	-	-	-	-	-	-	-	-
Cash cost[3]	$/lb	$2.50	$2.67	2.67	-	-	-	-	-	-	-	-	-
Sustaining cash cost[3]	$/lb	$3.41	$3.93	3.39	-	-	-	-	-	-	-	-	-
[1] Reported tonnes and grade for ore mined are estimates based on mine plan assumptions and may not fully reconcile to ore milled.
[2] Reflects combined mine, mill and general and administrative ("G&A") costs per tonne of ore milled. Reflects the deduction of expected capitalized stripping costs.
[3] Combined unit costs, cash cost, and sustaining cash cost per pound of copper produced, net of by-product credits, are non-IFRS financial performance measures with no standardized definition under IFRS. For further information and a detailed reconciliation, please see the discussion under the "Non-IFRS Financial Performance Measures" section of this MD&A. The above table sets forth selected non-IFRS financial performance measures for each of our nine most recently completed quarters and three most recently completed years; detailed reconciliations for non-comparable prior periods can be found in our MD&A for these prior periods in the "Non-IFRS Financial Performance Measures" section of these documents.
[4] Includes 100% of Copper Mountain mine production. Hudbay owns 75% of Copper Mountain mine.
[5] Production results from Copper Mountain operations represents the period from the June 20th acquisition date through to the end of the second quarter of 2023.
[6] Annual consolidated results may not calculate based on amounts presented in this table due to rounding.